Filed Pursuant to Rule 424(b)(4)

Registration Statement No. 333-206533

PROSPECTUS

400,000 Shares of Common Stock

SBT BANCORP, INC.

We are offering 400,000 shares of our common stock, no par value per share. Shares of our common stock are quoted on the OTCQX Marketplace operated by the OTC Markets Group, Inc., or OTCQX, under the symbol “SBTB.” Currently, there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future. On November 5, 2015, the last reported sale price for our common stock was $20.55 per share. We anticipate raising approximately $8,400,000 ($7,780,000 after fees, commissions, and expenses are deducted), or $9,660,000 ($8,977,000 after fees, commissions, and expenses are deducted) if the option granted by us to the underwriter is exercised in full to cover over-allotments, from the public offering of our common stock. The public offering price of our shares of common stock will be determined by prevailing market conditions at the time of pricing.

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$21.00	$8,400,000
Underwriting discounts and commissions(1)	$1.151	$460,400
Proceeds to us, before expenses	$19.849	$7,939,600

(1)

The offering of our common stock will be conducted on a firm commitment basis. See “Underwriting” for additional information regarding our agreement with the underwriters in connection with the offering.

We have granted the underwriter an option to purchase up to an additional 60,000 shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discount within 30 days of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of our common stock against payment on or about November 10, 2015, subject to customary closing conditions.

The date of this prospectus is November 5, 2015

i

ABOUT THIS PROSPECTUS

In this prospectus, references to “SBT Bancorp,” the “Company,” “we,” “us” or “our” refer to SBT Bancorp, Inc., and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated. All references in this prospectus to “Simsbury Bank” or the “Bank” refer to The Simsbury Bank & Trust Company, Inc., the wholly-owned banking subsidiary of SBT Bancorp, Inc. We also use the term “government agencies” to include government sponsored enterprises in discussions of our investment securities. We also sometimes refer to specific non-farm, non-residential loans as “commercial real estate loans.”

Neither we nor the underwriter have authorized anyone to provide you with any additional information or information that is different from that contained in this prospectus or any related free writing prospectus. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

INDUSTRY AND MARKET DATA

Market data contained in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Company Overview

General

SBT Bancorp, Inc. is the holding company for The Simsbury Bank & Trust Company, Inc. The Company was incorporated in the State of Connecticut on February 17, 2006. The Company became the Bank’s sole shareholder pursuant to a reorganization that occurred on March 7, 2006. The Company’s only business is its investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services. The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995. The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System.

The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer LPL Financial Corporation. In May of 2010, the Bank formed NERE Holdings, Inc., a subsidiary to hold real estate primarily acquired through foreclosures. In January of 2011, the Bank formed Simsbury Bank Passive Investment Company, a subsidiary Passive Investment Company (PIC). Under current State of Connecticut statutes, Simsbury Bank Passive Investment Company is not subject to Connecticut corporation business taxes.

Locations

The Bank’s main office and its corporate offices are located in the town of Simsbury, Connecticut. The Bank has branch offices in the towns of Granby, Avon and Bloomfield, Connecticut and the Bank has received approval to open a fifth full service branch in West Hartford, Connecticut in early 2016. The Bank also maintains mortgage loan production offices in Warwick, Rhode Island, and Mansfield, Massachusetts. Services to the Bank’s customers are also provided through Simsbury Bank Online Internet and Mobile banking platforms. Mobile deposit capture is offered through the Mobile banking platform. The Bank’s customer base consists primarily of individual consumers and small businesses in north central Connecticut. The Bank has in excess of 21,000 deposit accounts.

Commercial Banking

The Bank’s commercial loan portfolio has grown 73.7% since June 30, 2012, while the Bank’s loan-to-deposit ratio has increased to 90% from 72% during the same period. The Bank offers a full range of commercial banking services and products to small and middle market businesses with borrowing needs of typically up to $4 million in its primary and secondary market areas through a variety of commercial loans and deposit products including commercial and industrial (“C&I”) lending and owner-occupied commercial real estate lending. The Bank’s chief commercial banking officer leads our commercial relationship managers with over 30 years of experience in the Hartford County market, including prior experience at Fleet Bank, Webster Bank and Citizens Bank. The Bank’s C&I relationship management team consists of four officers who each have over 20 years of experience in the banking industry. They each have developed a local identity in the communities we serve through their involvement in a variety of non-profit and civic organizations as well as charitable contributions. We have two commercial relationship managers with over 70 years of combined experience who specialize in construction lending and have recently added a relationship manager with over 30 years of experience with a focus on residential homeowner association lending. The Bank has a dedicated cash management officer who focuses on the growth and development of cash management products and services. With a total of over 22,000 businesses located in Hartford County, management believes that there are opportunities to increase our commercial banking relationships.

Mortgage Banking

The Bank offers a wide variety of residential mortgage products as well as home equity lines and loans throughout portions of southern New England, which includes Connecticut, Rhode Island and Massachusetts. The Bank offers a full range of one to four family residential loans, including conventional fixed rate mortgages, FHA/VA first mortgages, jumbo first mortgages, adjustable rate mortgages (ARM’s) and construction mortgages. Conventional, jumbo and FHA mortgages are typically underwritten to secondary market standard guidelines and are primarily sold into the secondary market. The Bank seeks to hire established, experienced mortgage loan advisors with a successful track record of originating mortgage loans consistently on a monthly basis. The mortgage banking management team is continually focused on improving efficiencies in the mortgage banking business line. The Bank also operates a wholesale mortgage business through a channel of approximately twenty mortgage brokers. The wholesale business has improved the efficiencies of the mortgage underwriting and processing group through the utilization of excess capacity of the fixed costs associated with this group as mortgage originations tend to fluctuate with seasonality and changes in interest rates. Wholesale loans are originated by the mortgage brokers, underwritten by the Bank and typically sold into the secondary market. During the first six months of 2015, the Bank originated $37.4 million in loans through the wholesale channel. Gains related to the sale of mortgage loans have increased to $502,000 for the first six months of 2015 from $110,000 for the same period in the prior year. In addition, the Bank maintains a portfolio of loans serviced for others. The loans serviced for others portfolio has grown to $202 million or one thousand loans.

Retail Banking

The overall deposit portfolio has grown approximately 7.3% annually since 2009 while demand deposits have grown approximately 22% annually during the same period. From June 30, 2009 through June 30, 2014, deposits increased 26% at the Avon branch, 42% at the Simsbury branch, 50% at the Granby branch, and 56% at the Bloomfield branch. Noninterest bearing deposits represent 33% of the Bank’s total deposit base, and as a result, the Bank has one of the lowest cost of funds as compared to all retail banks headquartered in the State of Connecticut. The Bank offers FDIC-insured deposits products and services including checking, savings, health savings accounts (HSA), IRA accounts and 401(k) rollover accounts as well as safe deposit box and other customary non-deposit banking services. The Bank also offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer, LPL Financial Corporation. The Bank has five ATMs: two at its main office and one each at the other existing branch offices. The ATMs generate activity fees based upon utilization by other banks’ customers.

Market Area

The towns of Simsbury, Avon, Bloomfield, Granby, and West Hartford, which comprise the Bank’s primary market area, are located in north central Connecticut, west of the Connecticut River near the northern corner of Hartford. They are located a short distance from downtown Hartford. Hartford County is home to a number of S&P 500 companies, including United Technologies Corp., The Hartford Financial Services Group Inc., Aetna Inc. and Stanley Black & Decker, Inc. Other nearby large employers include Cigna Corporation, The Traveler’s Companies, Inc., ESPN, UConn Health Center and The Jackson Laboratory.

All five towns are situated near Interstate Routes 91 and 84. Bradley International Airport is located nearby and provides a convenient alternative to road and rail systems for passengers and cargo. The road network from each of the towns included in the Bank’s secondary market of Barkhamsted, Canton, East Granby and New Hartford leads through its primary market towns. Residents of the secondary marketing communities, therefore, may travel near the Bank's offices and find it convenient to bank there.

These towns are some of the most attractive and affluent markets located in Connecticut. Based on the most current information available, the Bank's primary and secondary markets have a median household income of $92,122. This household income level places the Bank’s overall market approximately 33% above the median income of all Connecticut's households. Compared to the nation as a whole, the median income in the Bank’s primary and secondary market is approximately 74% greater than the median income for all U.S. households. By themselves, the towns of Simsbury and Avon have median household incomes of over $115,286, placing them 66% above the median income of all households in Connecticut and 117% above the median income for all U.S. households.

Educational attainment in the Bank’s primary and secondary markets is similarly high. Fifty four percent of the residents aged twenty-five and over in the nine towns are college graduates. In Avon, Bloomfield, Granby and Simsbury, the percentage of residents aged twenty-five and over who are college graduates averages 57%. In addition, per U.S. News & World Report rankings, Simsbury High School and Avon High School are among the top high schools in the State of Connecticut (ranked #6 and #22, respectively, out of a total of 193 high schools in Connecticut).

Hartford County is the second largest deposit market in the state of Connecticut, which management believes provides opportunities to grow the Bank’s deposit base. The total amount of current deposits in Hartford County is $36.5 billion, which is approximately one-third of total deposits in the State of Connecticut. Deposits in the Hartford County market have increased 33.5% since 2008. From a population perspective, there are roughly 900,000 individuals domiciled in Hartford County, which represents one-fourth of all residents in Connecticut. Additionally, the population has grown over the course of the past five years.

Market Share

The Bank holds the largest Connecticut headquartered bank market share in the Bank’s primary market of Simsbury, Granby, Avon, and Bloomfield. As of June 30, 2014, the top 3 banks were Bank of America with 27% of the market, the Bank with 17%, and Webster Bank with 14%. As of June 30, 2014, the top three banks in the total nine-town area of the Bank’s primary and secondary markets were Bank of America with 26% of the market and Simsbury Bank and Webster Bank tied with 14% of the market. As of June 30, 2014, Simsbury Bank held the largest deposit account market share in the town of Simsbury. The top three banks in Simsbury, by deposit account market share, were the Bank with 30% market share, followed by Bank of America (27%) and Webster Bank (14%). In Granby, the top three banks by deposit account market share as of June 30, 2014 were Windsor Federal (28%), the Bank (26%) and Bank of America (25%). As of June 30, 2014, the top three banks by deposit account market share in Avon were Bank of America (29%), Farmington Bank (15%) and People’s United Bank (13%). The Bank ranked sixth, with 9% of the deposit account market share. In Bloomfield, the top three banks by deposit account market share as of June 30, 2014 were Bank of America (25%), Webster Bank (22%), and Wells Fargo Bank (20%). The Bank ranked fifth, with 9% of the deposit account market share.

Competition

The Bank competes for loans, deposits and financial services customers in Hartford County with other commercial banks, savings and loan associations, securities and brokerage companies, credit unions, and other non-bank financial service providers. Many of these competitors are much larger nationwide and regional commercial banks with multi-billion dollars in assets that have grown rapidly, have greater access to capital markets and can offer a broader array of financial services than the Bank. In order to compete with these other financial services providers, the Bank relies principally upon its strong reputation for excellent customer service, personal relationships with customers established by its officers, directors and employees, advertising and public relations, local decision making, strong product features and competitive pricing, and advanced technology.

Simsbury is served by seven depository institutions with a total of seven offices. Of these institutions, there are four commercial banks, one savings bank and two credit unions. Avon is served by eight depository institutions with nine offices, six of which are commercial banks and three of which are savings banks. Granby is served by five depository institutions with the same number of offices, two of which are commercial banks and four of which are savings banks. Bloomfield is served by eleven depository institutions with thirteen offices, four of which are commercial banks, three of which are savings banks, and four of which are credit unions. The total nine-town area of the Bank’s primary and secondary markets is served by twenty institutions.

The Hartford County market continues to consolidate through transactions occurring amongst local, regional and national banks. Additionally, there have been no de novo openings in the market in the past 10 years. The fracturing as a result of merger activity presents an opportunity for the bank to retain new disenfranchised customers.

Employees

Martin Geitz is the President and Chief Executive Officer of the Company and has held these positions since 2004. Mr. Geitz has also been a member of the Board of Directors of the Company since 2005. He brings over 30 years of senior management experience in banking, including a lengthy career with Fleet Bank, to the Company. Mr. Geitz is a member of the board of directors of the Federal Home Loan Bank of Boston. He is a Trustee and Treasurer of Simsbury Free Library, Trustee of McLean Affiliates, Inc., past Chairman of the Connecticut Bankers Association and past President of the Connecticut Community Bankers Association. Six members of the Board of Directors of the Company have been directors continuously since the Bank commenced operations in 1995. The members of the Board of Directors of the Company are predominately local, long-time residents and business people who are active in the local communities that the Bank serves.

At June 30, 2015, the Bank employed a total of 88 people, which consisted of 75 full-time employees and 13 part-time employees. During the past eighteen months, management has reduced the total number of employees by 18 people, primarily by reducing back office employees as technology has replaced some of the functions performed by these back office employees. These reductions in back office employees were partially offset by the hiring of commercial banking sales and service personnel as the Bank expanded its commercial banking business. Management continually focuses on leveraging the use of technology to drive down costs, gain efficiencies and improve customer service. Neither the Company’s employees nor the Bank’s employees are represented by any union or other collective bargaining agreement, and the Company and the Bank believe their employee relations are satisfactory.

Capital Management

During the third quarter of 2011, the Company received $9 million in capital through the Small Business Lending Fund (the “SBLF”) administered by the United States Department of the Treasury (the “Treasury”). The Treasury created the SBLF to encourage banks to increase lending to small businesses by providing capital to eligible banks at an adjustable dividend rate based on the volume of qualified lending. As part of its participation in the SBLF program, the Company issued 9,000 shares of its Series C Senior Non-Cumulative Perpetual Preferred Stock (the “SBLF Preferred Stock”) to the Treasury in consideration for $9 million. The Company used approximately $4.3 million of the proceeds to redeem all of the outstanding shares of preferred stock issued to the Treasury under the Treasury’s Capital Purchase Program (“CPP”), and the remaining $4.7 million was used to support growth in the Bank’s balance sheet. The Company’s initial weighted average dividend rate on the SBLF Preferred Stock was 3%. However, as a result of its increased lending, the Company’s current weighted average dividend rate has been reduced to 1%. In the first quarter of 2016, the dividend rate will increase to 9.0%.

On October 15, 2015, the Company raised approximately $7.2 million through the issuance of $7.5 million in unsecured subordinated debt in a private placement to an institutional investor. The Company intends to use the subordinated debt proceeds to redeem a portion of the 9,000 shares of SBLF Preferred Stock that the Company issued to the Treasury as part of its participation in the SBLF program, to support the growth of the Bank, including the Bank's expansion into the West Hartford, Connecticut market through the opening of a new branch office and the growth of the Bank's loan portfolio, and for other general corporate purposes. The Company also intends to use a portion of the proceeds of this offering to redeem a portion of the 9,000 shares of SBLF Preferred Stock prior to December 31, 2015.

Based on its recent historical stock price, the Company has a dividend yield of approximately 2.5%. The Company has paid a dividend in the amount of $0.14 since the fourth quarter of 2012. There have been no dividend cuts and a dividend consolidated average growth rate of 9.2% since 2009. Although the Company intends to pay dividends in future quarters, the Company is under no obligation to pay such dividends and may at any time cease paying dividends.

Credit Quality

The Bank’s loan portfolio was largely unscathed through the recent credit cycle. The Bank’s average charge-off ratio during the past five years was 13 basis points with the highest charge-off ratio being 31 basis points in 2010. Currently, the Bank has one of the top credit quality ratings in the State of Connecticut, which include some of the lowest charge-off and delinquency metrics, while increasing its loan to deposit ratio to 90% at June 30, 2015 from 62% at December 31, 2011. We have a strict internal review process to verify credit quality and risk classifications and have implemented a program engaging an independent third party loan consultant to perform an annual review of certain new and renewed loans.

Investment Portfolio

The Bank’s Investment Policy permits the Bank to invest in mortgage-backed securities. It is the policy of the Bank to invest in mortgage-backed securities that have no more risk than the underlying mortgages. While the Investment Policy also permits the Bank to invest in preferred stock issued by the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC), the Bank has not made any such investments since 2001 and no investments of this type are anticipated.

Our Corporate Information

Our principal executive offices are located at 86 Hopmeadow Street, P.O. Box 248, Simsbury, Connecticut 06070, and our telephone number at this address is (860) 408-5493.  Our website address is www.simsburybank.com.  The information contained on, or otherwise accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

Recent Developments

On October 16, 2015, the Company announced net income of $353,000 or $0.37 basic and diluted earnings per share for the quarter ended September 30, 2015, compared to a net income of $258,000 or $0.26 basic and diluted earnings per share, an increase of $0.11 diluted earnings per share compared to the prior year quarter. The increase in net income is mainly due to a $168,000 increase in mortgage banking activities, and a $121,000 increase in net interest and dividend income.

Key highlights for September 30, 2015 compared to September 30, 2014 included:

●	Net loans grew $24.6 million or 8.8%.
●	Commercial loan balances increased 21.3%.
●	Total revenues for the quarter increased 10.4%.
●	Residential mortgage banking activities income for the quarter increased 66%.
●	Net interest margin of 2.97% for the quarter was 9 basis points higher compared to the prior year’s quarter.
●

Total deposits decreased $1.3 million or 0.35%, driven by reductions in CDs ($5.1mm) and Money Market Accounts ($14.9mm), partially offset by increases in Checking Accounts ($15.4mm) and Savings Accounts ($3.3mm).

●	Tangible book value per common share was $23.58 at September 30, 2015 compared to $21.98 per common share at September 30, 2014.
●	The allowance for loan losses at September 30, 2015 was 0.94% of total loans.
●	Return on average assets for the nine months ended September 30, 2015 was 0.34% compared to 0.15% for the nine months ended September 30, 2014.
●	Return on equity for the nine months ended September 30, 2015 was 4.72% compared to 1.59% for the nine months ended September 30, 2014.

On September 30, 2015, loans outstanding were $307 million, an increase of $24.7 million, or 8.8% over a year ago. Commercial loans grew by $18.0 million or 21.3% and consumer loans grew by $1.5 million or 2.5%. Residential mortgage loans, including loans held for sale, increased by $4.6 million or 3.3% driven by an increase in jumbo mortgages which are being held in the portfolio.

The Company’s loan portfolio remains strong. The Company’s allowance for loan losses at September 30, 2015 was 0.94% of total loans. The Company had non-accrual loans totaling $4.0 million or 1.31% of total loans on September 30, 2015, compared to non-accrual loans totaling $1.9 million or 0.69% of total loans a year ago. The increase in non-accruals relates to placing a $1.1 million secured commercial borrowing in non-accrual status during the quarter. Total non-accrual and delinquent loans on September 30, 2015 was 1.50% of loans outstanding compared to 0.91% on September 30, 2014.

Total deposits on September 30, 2015 were $375 million, a decrease of $1.3 million or 0.35% over a year ago primarily due to a decrease in time deposits of $5.1 million and a $10.7 million decrease in savings and NOW deposits. These decreases were partially offset by an increase in demand deposits of $14.4 million. At quarter-end, 31% of total deposits were in non-interest bearing demand accounts, 53% were in low-cost savings, money market and NOW accounts and 16% were in time deposits.

For the third quarter 2015, total revenues, consisting of net interest and dividend income plus noninterest income, were $3.9 million compared to $3.5 million a year ago, an increase of $366,000 or 10.4%. Noninterest income increased by $245,000 or 36.2%, primarily due to an increase in mortgage banking activities of $168,000, partially offset by a reduction of deposit fee revenue of $21,000. For the nine months ended September 30, 2015, total revenues were $11.0 million compared to $10.3 million for the nine months ended September 30, 2014, an increase of $702,000 or 6.8%. Noninterest income increased by $473,000 or 26.2%, primarily due to an increase in mortgage banking activities of $458,000.

The Company’s year-to-date 2015 taxable-equivalent net interest margin (taxable-equivalent net interest and dividend income divided by average earning assets) was 3.01% compared to 2.97% for the 2014 year-to-date period. The Company’s yield on earning assets increased 2 basis points to 3.22%, while the cost of funds decreased 4 basis points to 0.29% for the nine months ended September 30, 2015 compared to the same period of 2014. The Company’s taxable-equivalent net interest margin for the three months ended September 30, 2015 was 2.97% compared to 2.88% for the three months ended September 30, 2014.

Total noninterest expense for the third quarter 2015 was $3.4 million, an increase of $209,000 or 6.6% above the third quarter of 2014. The increase was primarily driven by an increase in salary and benefits expense of $215,000, partially offset by decreases in occupancy expenses of $23,000 and a decrease in advertising and promotions expenses of $68,000. For the nine months ended September 30, 2015, total noninterest expense was $9.6 million, a decrease of $233,000 or 2.4% compared to the nine months ended September 30, 2014. The decrease was primarily driven by a reduction in salary and benefits expense of $78,000, a reduction of advertising and promotion of $96,000 and a reduction in FDIC assessment of $51,000. These reductions were partially offset by an increase in professional fees of $71,000.

Capital levels for the Bank on September 30, 2015 were above those required to meet the regulatory “well-capitalized” designation. Capital ratios are calculated under Basel III rules, which became effective January 1, 2015.

Capital Ratios September 30, 2015
	The Simsbury Bank & Trust Company	Regulatory Standard For Well-Capitalized
Tier 1 Leverage Capital Ratio	6.95%	5.00%
Tier 1 Risk-Based Capital Ratio	11.17%	8.00%
Total Risk-Based Capital Ratio	12.25%	10.00%
Common Equity Tier 1 Risk-Based Capital Ratio	11.17%	6.50%

SBT Bancorp, Inc. and Subsidiary

Condensed Consolidated Balance Sheets

September 30, 2015, December 31, 2014 and September 30, 2014

(Dollars in thousands, except for share and per share amounts)

	9/30/2015	12/31/2014	9/30/2014
	(unaudited)		(unaudited)
ASSETS
Cash and due from banks	$7,313	$10,118	$8,535
Interest-bearing deposits with Federal Reserve Bank of Boston and Federal Home Loan Bank	5,919	9,696	13,599
Money market mutual funds	580	1	486
Federal funds sold	346	5	53
Cash and cash equivalents	14,158	19,820	22,673

Investments in available-for-sale securities (at fair value)	71,816	83,805	85,051
Federal Home Loan Bank stock, at cost	3,074	1,801	1,260

Loans held-for-sale	6,892	5,374	7,140

Loans outstanding	307,323	286,142	282,593
Less allowance for loan losses	2,897	2,761	2,761
Loans, net	304,426	283,381	279,832

Premises and equipment	1,390	1,460	1,517
Accrued interest receivable	1,045	1,095	1,020
Other real estate owned	-	105	130
Bank owned life insurance	7,338	7,184	7,130
Other assets	5,021	4,815	4,613
Total other assets	14,794	14,659	14,410

TOTAL ASSETS	$415,160	$408,840	$410,366

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$115,105	$117,261	$100,685
Savings and NOW deposits	201,170	177,158	211,843
Time deposits	58,531	61,646	63,612
Total deposits	374,806	356,065	376,140

Securities sold under agreements to repurchase	2,722	3,921	3,845
Federal Home Loan Bank advances	5,500	17,500	-
Other liabilities	1,717	1,882	1,591
Total liabilities	384,745	379,368	381,576

Stockholders' equity:
Preferred stock, senior non-cumulative perpetual, Series C, no par; 9,000 shares issued and outstanding at September 30, 2015 and 2014 and December 31, 2014; liquidation value of $1,000 per share	8,997	8,988	8,985
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 908,660 shares and 908,246 shares, respectively, at 09/30/15 and 898,105 shares and 897,691 shares, respectively, at 12/31/14 and 901,625 shares and 901,211 shares, respectively, at 09/30/14	10,333	10,127	10,116
Retained earnings	11,134	10,549	10,345
Treasury stock, 414 shares	(7)	(7)	(7)
Unearned compensation- restricted stock awards	(254)	(207)	(235)
Accumulated other comprehensive income (loss)	212	22	(414)
Total stockholders' equity	30,415	29,472	28,790
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$415,160	$408,840	$410,366

SBT Bancorp, Inc. and Subsidiary

Condensed Consolidated Statements of Income

(Unaudited)

(Dollars in thousands, except for share and per share amounts)

	For the quarter ended		For the nine months ended
	9/30/2015	9/30/2014	9/30/2015	9/30/2014

Interest and dividend income:
Interest and fees on loans	$2,748	$2,590	$8,057	$7,733
Investment securities	393	438	1,235	1,373
Federal funds sold and overnight deposits	14	21	26	38
Total interest and dividend income	3,155	3,049	9,318	9,144

Interest expense:
Deposits	192	213	566	647
Repurchase agreements	1	1	3	3
Federal Home Loan Bank advances	8	2	35	9
Total interest expense	201	216	604	659

Net interest and dividend income	2,954	2,833	8,714	8,485

Provision for loan losses	65	25	145	55

Net interest and dividend income after provision for loan losses	2,889	2,808	8,569	8,430

Noninterest income:
Service charges on deposit accounts	98	119	303	353
Gain (loss) on available-for-sale securities, net of writedowns	26	(1)	93	96
Other service charges and fees	208	173	561	560
Increase in cash surrender value of life insurance policies	51	55	154	151
Mortgage banking activities	422	254	866	408
Investment services fees and commissions	48	43	159	172
Other income	68	33	141	64
Total noninterest income	921	676	2,277	1,804

Noninterest expense:
Salaries and employee benefits	1,779	1,564	5,062	5,140
Occupancy expense	340	363	1,046	1,030
Equipment expense	104	112	306	340
Advertising and promotions	109	177	365	461
Forms and supplies	48	45	125	139
Professional fees	196	167	448	377
Directors' fees	66	65	180	196
Correspondent charges	67	42	187	173
FDIC assessment	78	80	234	285
Data processing fees	198	170	531	490
Other expenses	397	388	1,132	1,218
Total noninterest expense	3,382	3,173	9,616	9,849

Income before income taxes	428	311	1,230	385
Income tax expense (benefit)	75	53	185	(66)

Net income	$353	$258	$1,045	$451

Less: Preferred stock dividend and accretion	$26	$25	$86	$76

Net income available to common stockholders	$327	$233	$959	$375

Average shares outstanding, basic	890,190	883,998	889,473	882,158
Earnings per common share, basic	$0.37	$0.26	$1.08	$0.42

Average shares outstanding, assuming dilution	894,380	888,335	892,004	886,694
Earnings per common share, assuming dilution	$0.37	$0.26	$1.08	$0.42

THE OFFERING

Common Stock offered by us	400,000 shares (or 460,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common Stock to be outstanding after this offering	1,308,246 shares (or 1,368,246 shares if the underwriters’ exercise their option to purchase additional shares is exercised in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $7,780,000 (or approximately $8,977,000 if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $21.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds of the offering to support the growth of the Bank, including the expansion into the West Hartford, Connecticut market through the opening of a new branch office and the growth of the Bank’s loan portfolio, and for other general corporate purposes. The physical location of the West Hartford branch is projected to cost less than $1.0 million to retrofit and make ready for the Bank's use. We also intend to use a portion of the proceeds of the offering to redeem a portion of the 9,000 shares of the Senior Non-Cumulative Perpetual Preferred Stock that was issued to the U.S Treasury as part of the participation in the SBLF program prior to December 31, 2015. The Senior Non-Cumulative Perpetual Preferred Stock has a liquidation preference of $1,000 per share, or $9.0 million in aggregate. See “Use of Proceeds.”

Dividend policy	For every quarter since the fourth quarter of 2012, we have paid a quarterly dividend of $0.14 per share to our common shareholders. Prior to that, we paid a quarterly dividend of $0.12 per share since the second quarter of 2009, an annual dividend of $0.48 per share for 2008, an annual dividend of $0.44 per share for 2007 and an annual dividend of $0.42 per share for 2006. Prior to the Company becoming the Bank’s sole shareholder pursuant to a reorganization that occurred on March 7, 2006, the Bank paid an annual dividend from 2000 to 2005. Subject to the approval of our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend of $0.14 per share on a quarterly basis to holders of our common stock. The company is under no obligation to pay dividends in future quarters and may cease paying such dividends at any time. Our board of directors will make any determination whether or not to pay dividends based upon our financial condition, results of operation, capital and regulatory and contractual restrictions and other relevant factors. See “Dividend Policy.”

Directed Share Program	At our request, the underwriter has reserved for sale at the public offering price up to 72,590 shares of our common stock being offered by this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Directed Share Program.”

Common Stock Trading Symbol	Shares of our common stock are quoted on the OTCQX Marketplace operated by the OTC Markets Group, Inc., or OTCQX, under the symbol “SBTB.” Currently, there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future.

Risk factors

Investing in our common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 14 of this prospectus for a discussion of various matters you should consider before making an investment decision.

Unless expressly indicated or the context otherwise requires, all information in this prospectus assumes: (1) no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering; and (2) a public offering price of $21.00 per share. The offering was priced on November 5, 2015.

Summary Historical Consolidated Financial and Other Data

The following tables set forth summary historical consolidated financial and other data of SBT Bancorp and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding SBT Bancorp contained elsewhere in this prospectus, including the consolidated financial statements and related notes beginning on page F-1 of this prospectus. The information at December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at December 31, 2012 and for the year ended December 31, 2012 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2015 and June 30, 2014 and for the six months ended June 30, 2015 and 2014 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Risk Factors,” “Management Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30,	At December 31,
	2015	2014	2013	2012
	(dollars in thousands)

Balance Sheet Data
Investment securities	$75,346	$83,805	$87,449	$91,820
Federal funds sold	50	5	724	2,094
Loans held for sale	5,744	5,374	2,861	-
Total Loans	302,796	286,142	279,667	235,884
Allowance for loan losses	2,834	2,761	2,792	2,594
Total assets	419,701	408,840	421,848	375,019
Total deposits	333,893	356,065	358,504	340,409
Borrowings	54,417	21,421	34,390	3,569
Stockholders’ equity	29,708	29,472	27,396	29,437
Common stockholders’ equity	20,714	20,484	18,420	20,473

	At or For the Six Months		At or For the Years Ended
	Ended June 30,		December 31,
	2015	2014	2014	2013	2012

	(dollars in thousands except for share data)

Performance Ratios and Other Data:
Return on average assets (annualized)	0.34%	0.10%	0.20%	0.29%	0.57%
Return on average common stockholders' equity (annualized)	6.55%	1.99%	4.04%	6.00%	10.51%
Net interest margin	3.05%	3.02%	3.00%	3.03%	3.20%
Average loans to average deposits	83.91%	76.70%	76.23%	72.02%	65.83%
Efficiency ratio(1)	88.45%	99.99%	94.79%	89.33%	79.55%
Full time equivalent employees (period end)	81.5	79.5	75.5	91.5	74.5

Income Data:
Interest and dividend income	$6,182	$6,106	$12,257	$12,004	$11,567
Interest expense	401	443	871	917	1,041
Net interest and dividend income	5,781	5,663	11,386	11,087	10,526
Provision for loan losses	80	30	55	345	320
Noninterest income (excluding securities transactions)	1,267	1,014	2,328	3,017	3,940
Securities gains, net	69	103	142	109	113
Noninterest expense	6,234	6,676	13,000	12,599	11,508
Income before income taxes	803	74	801	1,269	2,751
Income tax expense (benefit)	110	(119)	(4)	134	707
Net income	693	193	805	1,135	2,044
Net income available to common stockholders	633	142	703	1,029	1,898

Capital Ratios (Simsbury Bank only):
Tier 1 leverage capital ratio	7.24%	7.24%	7.17%	7.09%	7.73%
Tier 1 capital ratio	11.08%	11.99%	11.69%	11.92%	13.44%
Total risk-based capital ratio	12.15%	13.14%	12.80%	13.08%	14.68%
Common equity tier 1 risk-based capital ratio	11.08%	N/A	N/A	N/A	N/A
Tangible common equity to tangible assets (2)	4.94%	4.92%	5.01%	4.37%	5.46%

Share and Per Share Data:
Net income	$693	$193	$805	$1,135	$2,044
Cash dividends paid-common stock	249	252	492	494	436
Book value per common share	22.82	22.00	22.82	20.47	23.05
Tangible book value per common share(3)	22.82	22.00	22.82	20.47	23.05
Dividend payout ratio-common stock	35.93%	130.57%	61.12%	43.52%	21.33%
Weighted average number of common shares outstanding, basic	888,290	880,973	880,618	872,411	867,087

	At or For the Six Months		At or For the Years Ended
	Ended June 30,		December 31,
	2015	2014	2014	2013	2012

Asset Quality Ratios:
Non-performing assets to total assets (4)	0.70%	0.79%	0.64%	0.68%	0.39%
Non-performing assets to total loans (4)	0.98%	1.18%	0.92%	1.02%	0.62%
Non-performing loans to total loans (5)	0.98%	0.92%	0.88%	1.02%	0.53%
Allowance for loan losses to non-performing assets	95.97%	85.77%	104.86%	98.00%	178.53%
Net charge-offs to average loans (annualized)	0.00%	0.06%	0.03%	0.06%	0.09%
Provision for loan losses to average loans(annualized)	0.05%	0.02%	0.02%	0.14%	0.15%
Allowance for loan losses to total loans	0.94%	1.01%	0.96%	1.00%	1.10%

(1)

Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.

(2)	We calculate tangible common equity as total stockholders' equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders' equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(3)	We calculate tangible book value per common share as total stockholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(4)	Non-performing assets consist of non-performing loans and other real estate owned.
(5)	Non-performing loans (including non-accruing troubled debt restructurings) consist of loans for which the accrual of interest has stopped or loans that are contractually 90 days or more past due on which interest continues to accrue.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” or words of similar meaning. These forward-looking statements include statements relating to the Company’s anticipated future financial performance, projected growth, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from developments or events, the Company’s business and growth strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting the Company, summarizes several factors that could cause the Company’s actual results to differ materially from those anticipated or expected in these forward-looking statements:

●

economic conditions (both generally and in the Company’s markets) may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, a reduction in demand for credit and/or a decline in real estate values;

●	our ability to manage our operations under the current economic conditions nationally and in our market area;

●	a general decline in the real estate and lending market may negatively affect the Company’s financial results;

●	risks related to a high concentration of loans secured by real estate located in our market area;

●	loan delinquencies and changes in the underlying cash flows of our borrowers;

●	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans;

●	inaccuracies in management’s assumptions used in calculating the appropriate amount to be placed into the Company’s allowance for loan losses;

●	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

●	the impairment of our investment securities;

●	restrictions or conditions imposed by regulators on the Company’s operations may make it more difficult for the Company to achieve its goals;

●

legislative and regulatory changes (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations) subject the Company to additional regulatory oversight which may result in increased compliance costs and/or require the Company to change its business model;

●	changes in accounting standards and compliance requirements may adversely affect the businesses in which the Company is engaged;

●	our ability to enter new markets successfully and capitalize on growth opportunities;

●	competitive pressures among depository and other financial institutions may increase significantly;

●	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully in our geographic market than the Company can;

●	our ability to attract and maintain deposits and our success in introducing new financial products;

●	fluctuations in the demand for loans;

●	changes in consumer spending, borrowing and savings habits;

●	changes in the interest rate environment may reduce margins or the volumes or values of the loans the Company makes;

●	declines in the yield on our assets resulting from the current low interest rate environment;

●	the Company’s ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

●

changes in our compensation and benefit plans, and our ability to retain key personnel and to hire new personnel to address staffing needs in response to product demand, to implement our strategic plans or to replace personnel who leave the Company or the Bank;

●	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

●	technological changes that may be more difficult or expensive than expected;

●	the failure or security breaches of computer systems on which we depend;

●	war or terrorist activities may cause deterioration in the economy or cause instability in credit markets;

●	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

●	the ability of key third-party service providers to perform their obligations to us; and

●	economic, governmental or other factors may prevent the projected population and residential and commercial growth in the markets in which the Company operates.

Because of these and a wide variety of other uncertainties, many of which are beyond our control, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors.”

Forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

RISK FACTORS

An investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below as well as the other information included in this prospectus before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks described herein develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Operations

Adverse events in Connecticut, where our business is concentrated, could adversely affect our results of operations and future growth.

Our business, the location of our branches and the real estate used as collateral on our real estate loans are primarily concentrated in Connecticut. At June 30, 2015, approximately 80.4% of the secured loans in our loan portfolio were secured by real estate and other collateral located in Connecticut. As a result, we are exposed to risks associated with a lack of geographic diversification. The occurrence of an economic downturn in Connecticut, or adverse changes in laws or regulations in Connecticut could impact the credit quality of our assets, the businesses of our customers and our ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our primary and secondary market areas. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, then our business may be negatively affected.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in Connecticut. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have a significant number of loans secured by real estate, a significant portion of such real estate is located in Connecticut, and a downturn in the local real estate market could negatively impact our profitability.

At June 30, 2015, approximately 83% of our total loan portfolio was secured by real estate, almost all of which is located in Connecticut. These loans consist of residential real estate loans (approximately 46% of total loans), home equity loans (approximately 15% of total loans), commercial real estate loans (approximately 15% of total loans) and real estate construction loans (approximately 6% of total loans). As a result of the severe recession in 2008 and 2009, real estate values nationally and in our Connecticut markets declined. Recently, real estate values both nationally and in our market areas have improved. Future declines in the real estate values in our Connecticut markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require us to increase our allowance for loan losses to address the decrease in the value of the real estate securing our loans which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. Changes in interest rates also can affect the value of loans and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 90.7% at June 30, 2015), we invest a large portion of our total assets (18% at June 30, 2015) in investment securities with the primary objectives of providing a source of liquidity, generating an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. At June 30, 2015, the book value of our securities portfolio was $75.7 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully maintain and manage our growth.

Continued growth depends, in part, upon the ability to expand market presence, to successfully attract core deposits, and to identify attractive lending opportunities. Management may not be able to successfully manage increased levels of assets and liabilities. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact our efficiency, earnings and shareholder returns. In addition, franchise growth may increase through de novo branching. The ability to successfully manage growth of our consolidated operations will have a direct impact on our financial condition and results of operations.

We depend primarily on net interest and dividend income for our earnings rather than noninterest income.

Net interest and dividend income is the most significant component of our operating income. For the six month period ended June 30, 2015, our net interest and dividend income totaled $5.8 million in comparison to our total noninterest income of $1.3 million earned during the six months ended June 30, 2015. For the year ended December 31, 2014, our net interest and dividend income totaled $11.4 million in comparison to our total noninterest income of $2.5 million earned during the year ended December 31, 2014. We do not rely on nontraditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. The amount of our net interest and dividend income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest and dividend income, we have limited sources of noninterest income to offset any decrease in our net interest and dividend income.

If our nonperforming assets increase, our earnings will be adversely affected.

At June 30, 2015, our non-performing assets, which consist of non-performing loans and other real estate owned, were $2.9 million, or 0.70% of total assets. Our non-performing assets adversely affect our net income in various ways, including but not limited to:

●	we record interest income only on the cash basis or cost-recovery method for nonaccrual loans and we do not record interest income for other real estate owned;

●	we must provide for probable loan losses through a current period charge to the provision for loan losses;

●	non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

●	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

●	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

We may be required to increase our allowance for loan losses.

All borrowers carry the potential to default and our remedies to recover may not fully satisfy money previously loaned. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans. The allowance for loan losses, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance for loan losses reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make assumptions and significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge-offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations.

The design of the allowance for loan loss methodology is a dynamic process that must be responsive to changes in economic and other factors. Accordingly, at times the allowance methodology may be modified in order to incorporate changes in various factors including, but not limited to, levels and trends of delinquencies and charge-offs, trends in volume and types of loans, national and economic trends and industry conditions.

Retaining and hiring talented personnel is critical to our success.

Our success and ability to properly manage our growth and to further develop and promote our brand depends to a significant extent on both the performance of our current executive and senior management team and our ability to attract, hire, motivate, and retain qualified and talented management personnel in the future. In recent years, we have added a significant number of key senior executives in the areas of finance and credit. There can be no assurance that we will be able to retain these senior executives and other key personnel or that these key hires will be successful in achieving or maintaining better operating results or long-term profitability for us. Our operations could be adversely affected if we cannot attract qualified personnel to re-fill existing positions or build new positions and departments within the organization and retain all of our key personnel.

We obtain a significant portion of our noninterest revenue through service charges on core deposit accounts, and regulations impacting service charges could reduce our fee income.

A significant portion of our noninterest revenue is derived from service charge income. During the six months ended June 30, 2015, service charges, commissions and fees represented $550 thousand, or 41.2% of our total noninterest income. The largest component of this service charge income is overdraft-related fees. Management believes that changes in banking regulations pertaining to rules on certain overdraft payments on consumer accounts have and will continue to have an adverse impact on our service charge income. Additionally, changes in customer behavior, as well as increased competition from other financial institutions, may result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. A reduction in deposit account fee income could have a material adverse effect on our earnings.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

The area in which we operate is considered attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We face substantial competition in originating loans and attracting deposits. This competition comes principally from other banks, savings institutions, mortgage banking companies and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, better brand recognition, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. These competitors may offer more favorable pricing through lower interest rates on loans or higher interest rates on deposits, which could force us to match competitive rates and thereby reduce our net interest income.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons, breaches of cyber-security and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business to comply with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our businesses are dependent on their ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of our client base, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures to maintain the confidentiality, integrity and availability of information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber-security threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these cyber-security threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

Changes in accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Accounting policies are essential to understanding our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain, and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the Financial Accounting Standards Board and the Securities and Exchange Commission (the “SEC”) change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be difficult to predict and could materially affect how we report our financial condition and results of operations. We could also be required to apply a new or revised standard retroactively, which may result in our restating our prior period financial statements.

We depend upon the availability of liquidity to operate our businesses.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. Our access to these funds, or liquidity, could be impaired by an inability to access the capital markets or as a result of unforeseen outflows of cash. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. We have access to funding through sources such as the Federal Reserve discount window, the Certificate of Deposit Account Registry Services program and overnight federal funds and repurchase agreements. Many of these funding sources are “credit sensitive,” which means that our access to funding is curtailed as our financial condition and results of operations deteriorate. To mitigate this risk and improve our overall liquidity position, we have reduced our dependence on non-core funding sources over the past twelve months through strong deposit growth and planned run-off of our securities portfolio. However, our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Furthermore, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs, which would adversely affect our operating margins and profitability.

We may need to, or may be compelled to, raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.

Federal banking regulations require us and our banking subsidiary to maintain adequate levels of capital to support our operations. These capital levels are determined and dictated by law, regulation and banking regulatory agencies. In addition, our management and board of directors determine appropriate capital levels that they believe are necessary to support our business operations. At June 30, 2015, all four capital ratios for the Company and the Bank were above “well capitalized” levels under current bank regulatory guidelines. However, our regulators may require us to operate with higher capital levels. If regulators require us to maintain capital levels beyond the “well capitalized” level, we may have to reduce assets, seek alternative means to increase capital, or both.

The redemption of the Preferred Stock we issued to the U.S. Treasury in connection with the SBLF may be dilutive to your stock ownership in SBT Bancorp.

The ownership interest of your common stock may be diluted to the extent we need to raise capital by issuing securities to redeem the 9,000 shares of SBLF Preferred Stock we sold to the U.S. Treasury in connection with our participation in the SBLF. We intend to use proceeds from this offering to redeem a portion of the 9,000 shares of SBLF Preferred Stock that is currently outstanding. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our shareholders bear the risk of our future offerings related to redeeming the SBLF Preferred Stock, including reducing the market price of our common stock and diluting shareholders’ holdings in our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The dividend rate on our SBLF Preferred Stock will increase to 9.0% if we have not redeemed the SBLF Preferred Stock on or prior to February 11, 2016, which will impact net income available to holders of our common stock and earnings per share of our common stock.

The per annum dividend rate on the shares of our SBLF Preferred Stock was 1.0% per annum at June 30, 2015. Beginning on February 11, 2016, the per annum dividend rate on the Series C Preferred Stock will increase to a fixed rate of 9.0% if any SBLF Preferred Stock remains outstanding. At the current dividend rate of 1.0% per annum, the total dividend paid on our SBLF Preferred Stock is $90 thousand. Assuming the increased dividend rate of 9.0% per annum and assuming we have not redeemed any of our SBLF Preferred Stock, the annual dividend payable on our SBLF Preferred Stock would be $810 thousand. Depending on our financial condition at the time, any such increase in the dividend rate could have a material negative effect on our financial condition, including reducing our net income available to holders of our common stock and our earnings per share.

Failure to pay dividends on our Series C Preferred Stock may have negative consequences, including limiting our ability to pay dividends in the future.

The SBLF Preferred Stock issued in connection with our participation in the SBLF pays a non-cumulative quarterly dividend in arrears. Such dividends are not cumulative but we may only declare and pay dividends on our common stock (or any other equity securities junior to the SBLF Preferred Stock) if we have declared and paid dividends on the SBLF Preferred Stock for the current dividend period. Moreover, our ability to pay dividends is always subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could further reduce or eliminate our common stock dividend in the future.

Risks Related to Our Industry

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We, primarily through Simsbury Bank and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Any changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes could affect us in substantial and unpredictable ways. Such changes in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations by subjecting us to additional costs, limiting the types of financial services and products we may offer, and/or increasing the ability of non-banks to offer competing financial services and products, among other things. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on the results of our operations and financial condition. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the FDIC and the Connecticut Department of Banking (“CT DOB”), periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency or the CT DOB were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct us to increase our capital, to restrict our growth, to assess civil monetary penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Financial reform legislation enacted by Congress will, among other things, tighten capital standards and result in new laws and regulations that likely will increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law on July 21, 2010. This law significantly changed the then-existing bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act changed the regulatory structure to which we are subject in numerous ways, including, but not limited to, the following:

●

the base for FDIC insurance assessments has been changed to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, while the FDIC’s authority to raise insurance premiums has been expanded;

●	the current standard deposit insurance limit has been permanently raised to $250,000;

●

the FDIC must raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion;

●	the interchange fees payable on debit card transactions have been limited;

●	there are multiple new provisions affecting corporate governance and executive compensation at all publicly traded companies; and

●	all federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts have been repealed.

In addition to the foregoing, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”) as an independent entity within the Federal Reserve. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, as well as with respect to certain mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

Our management continues to assess the impact on our operations of the Dodd-Frank Act and its regulations, many of which have yet to be proposed or adopted or are to be phased-in over time. Because the full impact of many of the regulations adopted pursuant to the Dodd-Frank Act may not be known for some time, it is difficult to predict at this time the specific impact that the Dodd-Frank Act will have on us. However, it is expected that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares.

In July 2013, the FDIC and the Federal Reserve Board approved a new final, capital rule, which has substantially amended the regulatory risk-based capital rules applicable to SBT Bancorp, on a consolidated basis, and Simsbury Bank, on a stand -alone basis. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which became effective for the Company and the Bank on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary executive bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for the Company and the Bank could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we are unable to comply with such requirements.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act (“CRA”), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

Difficult market conditions have adversely affected the industry in which we operate.

If capital and credit markets experience volatility and disruption as they did during the recent financial crisis, we may face the following risks:

●	increased regulation of our industry;

●	compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

●

market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses. Competition in the industry could intensify as a result of the increasing consolidation of financial institutions in connection with the current market conditions;

●

market disruptions make valuation even more difficult and subjective, and our ability to measure the fair value of our assets could be adversely affected. If we determine that a significant portion of our assets have values significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter in which such determination was made, our capital ratios would be adversely affected and a rating agency might downgrade our credit rating or put us on credit watch; and

●

the downgrade of the United States government’s sovereign credit rating, any related rating agency action in the future, and the downgrade of the sovereign credit ratings for several European nations could negatively impact our business, financial condition and results of operations.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

Our results of operations are affected by credit policies of monetary authorities, particularly the policies of the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East, we cannot predict possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks or the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers in the event of their default on their outstanding loan obligations. There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If proposals such as these or other proposals limiting our rights as a creditor were to be implemented, we could experience increased credit losses or increased expense in pursuing its remedies as a creditor.

We may be required to pay significantly higher FDIC insurance premiums or special assessments that could adversely affect our earnings.

We may be required to pay significantly higher FDIC insurance premiums or additional special assessments that could adversely affect our earnings. A bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly increased the losses of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. To restore this reserve ratio and bolster its funding position, the FDIC imposed a special assessment on depository institutions and also increased deposit insurance assessment rates. In the event of bank or financial institution failures, we may be required to pay even higher FDIC insurance premiums. Any future increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

Risks Related to this Offering and an Investment in our Common Stock

Our common stock has a limited trading market and an active, liquid market for our common stock may not develop or be sustained following the offering so you may not be able to sell your common stock at or above the public offering price.

Currently there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future. Shares of our common stock are quoted on the OTCQX Marketplace under the symbol “SBTB” and are traded from time to time with such trades reported on the OTCQX Marketplace. We cannot assure you that an active and liquid trading market will develop in our common stock, or if one does develop that it will continue in the future. The development of an active public trading market depends upon the existence of willing buyers and sellers and is not within our control. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the open market following this offering. For these reasons, our common stock may not be appropriate as a short-term investment and you should be prepared to hold our common stock for an extended period or indefinitely. We cannot assure you that you will be able to resell your shares of common stock for a price that is equal to or greater than the price at which you purchased the shares or at a point in time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock.

The market price of our common stock may be volatile following this offering, and our stock price may fall below the public offering price at the time you desire to sell your shares of our common stock, resulting in a loss on your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, without limitation:

●	our quarterly or annual earnings, or those of other companies in our industry;

●	actual or anticipated fluctuations in our operating results;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies and financial institutions;

●	general economic conditions and overall market fluctuations;

●	the trading volume of our common stock;

●	changes in business, legal or regulatory conditions, or other developments affecting the financial services industry;

●	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws and regulations affecting us; and

●	future sales of our common stock by us, directors, executives and significant shareholders.

The stock market has experienced significant fluctuations in recent years. In many instances, these changes are unrelated to the operating performance of particular companies. Moreover, significant fluctuations in trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock.

You may incur immediate dilution as a result of this offering.

The public offering price per share may be higher than the expected book value per share of our common stock immediately following the offering. Therefore, if you purchase shares in the offering, you may experience immediate and substantial dilution in book value per share in relation to the price that you paid for your shares. Under such circumstances, if we are liquidated at our book value, you would not receive the full amount of your investment.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. Any issuance of shares of common or convertible securities or options or warrants or the exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in our shareholders experiencing increased dilution. Further, the market price of our common stock could decline after this offering as a result of future offerings by the Company of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, common stock, or the perception that such offers or sales could occur.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have 1,308,246 shares of common stock outstanding. Our directors and executive officers will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and any applicable holding periods have elapsed, 198,174 additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our management will have broad discretion in the use of the net proceeds from this offering, and the use of such proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of the offering to support the growth of the Bank, including the expansion into the West Hartford, Connecticut market through the opening of a new branch office and the growth of the Bank’s loan portfolio, and for other general corporate purposes. We also intend to use a portion of the proceeds of the offering to redeem a portion of the 9,000 shares of the Series C Senior Non-Cumulative Perpetual Preferred Stock that was issued to the U.S Treasury as part of the participation in the SBLF program prior to December 31, 2015. Except for the Bank’s expansion into the West Hartford, Connecticut market through the opening of a new branch office and the redemption of the Senior Non-Cumulative Perpetual Preferred Stock that the Company issued to the U.S Treasury as part of our participation in the SBLF program, we have no other current plans, arrangements or understandings relating to any specific acquisition or similar transaction.

Our board and management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Our dividend policy may change without notice, and our future ability to pay dividends is also subject to regulatory restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. Although we have paid dividends to our shareholders since 2006 (and the Bank paid dividends from 2000 to 2005 to its shareholders prior to the Company becoming the Bank’s sole shareholder pursuant to a reorganization that occurred on March 7, 2006), we have no obligation to continue paying dividends, and we may change our dividend policy at any time without prior notice to our shareholders. As of the date of this prospectus, our intention is to pay a quarterly cash dividend after the stock offering of $0.14 per share. However, any declaration and payment of dividends on common stock will substantially depend upon our earnings and financial condition, liquidity and capital requirements, regulatory and state law restrictions, general economic conditions and regulatory climate and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our shareholders.

Provisions of our articles of incorporation, bylaws and Connecticut law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Connecticut, and state and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions provide for, among other things, a staggered Board of Directors with three separate classes of directors. The members of each class are elected for a term of three years and only one class is elected annually. Thus, it would take at least two annual elections to replace a majority of our Board of Directors. In addition, under Connecticut law, we are prohibited from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness. Upon liquidation, holders of our shares of preferred stock (including the preferred shares issued to the US Treasury pursuant to our participation in the Small Business Lending Fund program) and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

An investment in our common stock is not an FDIC insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, including the loss of your entire investment.

USE OF PROCEEDS

Assuming a public offering price of $21.00 per share, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $7.8 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed per share public offering price would increase (decrease) the net proceeds to us of this offering by approximately $380,000, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of the offering to support the growth of the Bank, including the expansion into the West Hartford, Connecticut market through the opening of a new branch office and the growth of the Bank’s loan portfolio, and for other general corporate purposes. The physical location of the West Hartford branch is projected to cost less than $1.0 million to retrofit and make ready for the Bank's use. We also intend to use a portion of the proceeds of the offering to redeem, prior to December 31, 2015, a portion of the 9,000 shares of the Senior Non-Cumulative Perpetual Preferred Stock that was issued to the U.S Treasury as part of the participation in the SBLF program. The Senior Non-Cumulative Perpetual Preferred Stock has a liquidation preference of $1,000 per share, or $9.0 million in aggregate. The Bank has received regulatory approval from the Connecticut Department of Banking and the FDIC to open a new branch office in West Hartford, Connecticut and has negotiated a lease for the new branch office, which is scheduled to open in the first quarter of 2016. Except for the Bank’s expansion into the West Hartford, Connecticut market through the opening of a new branch office and the redemption of the Senior Non-Cumulative Perpetual Preferred Stock that was issued to the U.S Treasury as part of the participation in the SBLF program, we have no other current plans, arrangements or understandings relating to any specific acquisition or similar transaction.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2015:

●	on an actual basis; and

●

on an as adjusted basis to give effect to our sale of 400,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares), at an assumed public offering price of $21.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements, included elsewhere in this prospectus.

	At June 30, 2015
	Actual	As Adjusted
	(dollars in thousands
	except per share data)
	(unaudited)
Stockholders’ equity:
Series C Preferred Stock, no par value per share; authorized 100,000 shares; issued and outstanding – 9,000 shares; liquidation value of $1,000 per share	$8,994	$8,994
Common stock, no par value per share; authorized 2,000,000 shares; issued and outstanding – 908,170 shares and 907,756 shares, respectively	10,324	18,064
Retained earnings	10,933	10,933
Treasury stock, 414 shares	(7)	(7)
Unearned compensation-restricted stock awards	(322)	(322)
Accumulated other comprehensive loss	(214)	(214)
Total stockholders’ equity	$29,708	$37,448

Total capitalization	$20,866	$28,606

Capital ratios:
Tier 1 capital to average assets for leverage	7.24%	8.97%
Tier 1 capital to risk-weighted assets	11.08%	13.91%
Total capital to risk-weighted assets	12.15%	14.97%
Common equity tier 1 risk-based capital ratio	11.08%	13.91%
Tangible common equity to tangible assets(1)	4.94%	6.66%
Per share data
Book value per common share	$22.82	$21.76
Tangible book value per common share(2)	$22.82	$21.76

(1)

We calculate tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.

(2)

We calculate tangible book value per common share as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.

DILUTION

If you invest in our common stock, your ownership interest may be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share immediately following the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our equity interests outstanding. Our net tangible common book value at June 30, 2015 was $20.7 million, or $22.82 per share of common stock based on the 907,756 shares outstanding as of such date.

After giving effect to the sale of 400,000 shares of common stock in this offering and the application of the proceeds of the offering received by us, as described in “Use of Proceeds,” based upon an assumed public offering price of $21.00 per share, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at June 30, 2015 would have been approximately $28.5 million, or $21.76 per share. This offering may result in an immediate increase of $0.76 in the tangible book value per share to our existing shareholders and an immediate increase of $0.76 in the tangible book value per share to investors in this offering, or approximately 3.8% of the assumed public offering price of $21.00 per share. The following table illustrates the immediate per share dilution to investors in this offering at June 30, 2015:

Assumed public offering price per share		$21.00
Net tangible book value per share at June 30, 2015	$22.82
Decrease in net tangible book value per share attributable to investors purchasing shares in this offering	(1.06)

As adjusted tangible book value per share after this offering
		21.76
Accretion per share to new investors from offering		$0.76

We may also increase or decrease the number of shares we are offering. An increase of 60,000 in the number of shares that we offer, together with a $1.00 increase in the assumed public offering price of $21.00 per share, would result in as adjusted net tangible book value of approximately $29.7 million, or $22.04 per share, at June 30, 2015, and the accretion per share to investors in this offering would be $0.77 per share. Similarly, a decrease of 60,000 in the number of shares we offer, together with a $1.00 decrease in the assumed public offering price of $21.00 per share, would result in as adjusted net tangible book value of approximately $27.0 million, or $21.62 per share, at June 30, 2015, and the accretion per share to investors in this offering would be $1.20 per share. The information in this paragraph is illustrative only, and changes to our actual tangible book value per share and the dilution to investors in this offering will be a function of the actual public offering price and other terms of this offering, which will be determined at pricing.

The following table summarizes, at June 30, 2015, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the assumed public offering price of $21.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percentage	Amount	Percentage	Share
Existing Shareholders as of June 30, 2015	907,756	69.4%	$20,714,000	71.1%	22.82
New Investors	400,000	30.6%	8,400,000	28.9%	21.00
Total	1,308,246	100%	$29,114,000	100%	22.25

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be reduced to 66.4% of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 460,000 shares or 33.6% of the total number of shares of common stock to be outstanding upon the closing of this offering.

DIVIDEND POLICY

As of the date hereof, we have paid cash dividends to our stockholders dating back to 2006 (and prior to the Company becoming the Bank’s sole stockholder pursuant to a reorganization that occurred on March 7, 2006, the Bank paid dividends to its stockholders from 2000 to 2005). The following table shows the amount and the dividends paid on shares of the Company’s common stock in 2013, 2014 and 2015:

Record Date	Dividend Payment Date	Amount Per Share
9/1/2015	9/11/2015	$0.14
6/1/2015	6/12/2015	0.14
3/2/2015	3/13/2015	0.14
12/1/2014	12/12/2014	0.14
9/1/2014	9/12/2014	0.14
6/2/2014	6/13/2014	0.14
3/3/2014	3/14/2014	0.14
12/2/2013	12/13/2013	0.14
9/3/2013	9/13/2013	0.14
6/3/2013	6/14/2013	0.14
3/4/2013	3/15/2013	0.14

Subject to prior approval from our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend on a quarterly basis to holders of our common stock of $0.14 per share. Our board of directors may change the amount of, or entirely eliminate the payment of, future dividends at its discretion, without notice to our stockholders. We are not obligated to pay dividends on our common stock. Any future determination relating to our dividend policy will depend upon a number of factors, including, but not limited to: (1) our financial condition and results of our operations; (2) liquidity and capital requirements; (3) general economic conditions and (4) other factors deemed relevant by the board. There can be no guarantee that we will pay dividends to holders of our common stock in the future. Furthermore, Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by Connecticut statues. Also, as a bank holding company, our payment of dividends must comply with the policies and enforcement powers of the Federal Reserve Board.

On August 11, 2011, the Company issued 9,000 shares of Series C Preferred Stock to the U.S. Treasury as a result of our participation in the SBLF. The Series C Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution, and winding up of the Company. Until such time as the Series C Preferred Stock is redeemed, our ability to pay dividends may be limited as a result of our participation in the SBLF.

The Series C Preferred Stock qualifies as Tier 1 capital and since October 1, 2011 the Company has and will continue paying non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, unless and until the Company redeems the balance of the outstanding Series C Preferred Stock. Based upon the increase in the Bank’s level of “Qualified Small Business Lending” or “QSBL” (as defined in the purchase agreement between the Company and the U.S. Treasury governing the issuance and sale of the Series C Preferred Stock to the U.S. Treasury (the “Purchase Agreement”)) over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial calendar quarter was set at 3.0671111%. For the second through ninth calendar quarters, the dividend rate could have been adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL. As a result of increases in the Bank’s level of QSBL, the Company’s dividend rate was 1% for the second through ninth calendar quarters. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C Preferred Stock would increase. For the tenth calendar quarter through four-and-one-half years after issuance, the dividend rate is fixed between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. The Company’s current dividend rate is 1%. After four-and-one-half years from issuance, which will occur in the first quarter of 2016, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The terms of the Series C Preferred Stock impose limits on the ability of the Company to pay dividends and repurchase shares of common stock. Under the terms of the Series C Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the Series C Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current calendar quarter and for the next three calendar quarters following the failure to declare and pay dividends on the Series C Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the Series C Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the Series C Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Certificate of Amendment to the Certificate of Incorporation of the Company fixing the designations, preferences, limitations, and relative rights of the Series C Preferred Stock, excluding any subsequent net charge-offs and any redemption of the Series C Preferred Stock (the “Tier 1 Dividend Threshold”). The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

Furthermore, since the Company has no material business activities, our ability to pay dividends is substantially dependent upon the ability of the Bank to transfer funds to us in the form of dividends, loans and advances, which is subject to various legal, regulatory and other restrictions. Under Connecticut banking law, no state-chartered bank such as the Bank can declare a dividend on its capital stock except from its net profits (defined as the remainder of all earnings from current operations), unless the bank has received the prior approval of the CT DOB. The total of all dividends declared by such bank in any calendar year is limited, unless specifically approved by the CT DOB, to the total of its net profits of that year combined with its retained net profits of the preceding two years. If the Bank does not comply with these laws, regulations or policies, it may materially affect the ability of the Company to pay dividends on its common stock.

The Company did not repurchase any shares of its common stock during 2014. The Company’s common stock is the only class of equity securities that is registered by the Company pursuant to Section 12 of the Exchange Act.

MARKET FOR OUR COMMON STOCK

Shares of our common stock are quoted on the OTCQX Marketplace operated by the OTC Markets Group, Inc., or OTCQX, under the symbol “SBTB.” Currently, there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future. Although our shares have been quoted on the OTCQX, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more active market. As of June 30, 2015, there were approximately 592 holders of record of our common stock.

The following table sets forth the quarterly high and low prices for our common stock for the two years ended December 31, 2014 and 2013, the first, second and third quarters of 2015 and the fourth quarter of 2015 to date. The below quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

On November 5, 2015, the last reported sales price for our common stock was $20.55 per share.

Fiscal Year Ending December 31, 2015	High	Low
Fourth Quarter (through November 5, 2015)	$20.55	$19.35
Third Quarter	22.95	20.20
Second Quarter	24.95	21.05
First Quarter	22.10	21.30

Fiscal Year Ending December 31, 2014
Fourth Quarter	$22.99	$21.53
Third Quarter	22.75	21.55
Second Quarter	25.50	21.50
First Quarter	23.25	21.10

Fiscal Year Ending December 31, 2013
Fourth Quarter	$25.05	$23.05
Third Quarter	28.50	24.80
Second Quarter	32.00	27.50
First Quarter	30.87	25.00

We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriter.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of SBT Bancorp and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding SBT Bancorp contained elsewhere in this prospectus, including the consolidated financial statements beginning on page F-1 of this prospectus. The information as of December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2015 and June 30, 2014 and for the six months ended June 30, 2015 and 2014 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Risk Factors,” “Management Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in the prospectus.

	At June 30,	At December 31,
	2015	2014	2013	2012
	(dollars in thousands)

Balance Sheet Data
Investment securities	$75,346	$83,805	$87,449	$91,820
Federal funds sold	50	5	724	2,094
Loans held for sale	5,744	5,374	2,861	-
Total loans	302,796	286,142	279,667	235,884
Allowance for loan losses	2,834	2,761	2,792	2,594
Total assets	419,701	408,840	421,848	375,019
Total deposits	333,893	356,065	358,504	340,409
Borrowings	54,417	21,421	34,390	3,569
Stockholders’ equity	29,708	29,472	27,396	29,437
Common stockholders’ equity	20,714	20,484	18,420	20,473

	At or For the Six Months		At or For the Years Ended
	Ended June 30,		December 31,
	2015	2014	2014	2013	2012

	(dollars in thousands except for share data)

Performance Ratios and Other Data:
Return on average assets (annualized)	0.34%	0.10%	0.20%	0.29%	0.57%
Return on average common stockholders' equity (annualized)	6.55%	1.99%	4.04%	6.00%	10.51%
Net interest margin	3.05%	3.02%	3.00%	3.03%	3.20%
Average loans to average deposits	83.91%	76.70%	76.23%	72.02%	65.83%
Efficiency ratio(1)	88.45%	99.99%	94.79%	89.33%	79.55%
Full time equivalent employees (period end)	81.5	79.5	75.5	91.5	74.5

Income Data:
Interest and dividend income	$6,182	$6,106	$12,257	$12,004	$11,567
Interest expense	401	443	871	917	1,041
Net interest and dividend income	5,781	5,663	11,386	11,087	10,526
Provision for loan losses	80	30	55	345	320
Noninterest income (excluding securities transactions)	1,267	1,014	2,328	3,017	3,940
Securities gains, net	69	103	142	109	113
Noninterest expense	6,234	6,676	13,000	12,599	11,508
Income before income taxes	803	74	801	1,269	2,751
Income tax expense (benefit)	110	(119)	(4)	134	707
Net income	693	193	805	1,135	2,044
Net income available to common stockholders	633	142	703	1,029	1,898

Capital Ratios (Simsbury Bank only):
Tier 1 leverage capital ratio	7.24%	7.24%	7.17%	7.09%	7.73%
Tier 1 capital ratio	11.08%	11.99%	11.69%	11.92%	13.44%
Total risk-based capital ratio	12.15%	13.14%	12.80%	13.08%	14.68%
Common equity tier 1 risk-based capital ratio	11.08%	N/A	N/A	N/A	N/A
Tangible common equity to tangible assets (2)	4.94%	4.92%	5.01%	4.37%	5.46%

Share and Per Share Data:
Net income	$693	$193	$805	$1,135	$2,044
Cash dividends paid-common stock	249	252	492	494	436
Book value per common share	22.82	22.00	22.82	20.47	23.05
Tangible book value per common share(3)	22.82	22.00	22.82	20.47	23.05
Dividend payout ratio-common stock	35.93%	130.57%	61.12%	43.52%	21.33%
Weighted average number of common shares outstanding, basic	888,290	880,973	880,618	872,411	867,087

	At or For the Six Months		At or For the Years Ended
	Ended June 30,		December 31,
	2015	2014	2014	2013	2012

Asset Quality Ratios:
Non-performing assets to total assets (4)	0.70%	0.79%	0.64%	0.68%	0.39%
Non-performing assets to total loans (4)	0.98%	1.18%	0.92%	1.02%	0.62%
Non-performing loans to total loans (5)	0.98%	0.92%	0.88%	1.02%	0.53%
Loan loss reserve to non-performing assets	95.97%	85.77%	104.86%	98.00%	178.53%
Net charge-offs to average loans (annualized)	0.00%	0.06%	0.03%	0.06%	0.09%
Provision for loan losses to average loans(annualized)	0.05%	0.02%	0.02%	0.14%	0.15%
Allowance for loan losses to total loans	0.94%	1.01%	0.96%	1.00%	1.10%

(1)

Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(2)

We calculate tangible common equity as total stockholders' equity less goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders' equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(3)

We calculate tangible book value per common share as total stockholders' equity less goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, stockholders’ equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,
	2015	2014	2014	2013	2012	2011
	(dollars in thousands)
GAAP-based efficiency ratio	87.59%	98.47%	93.82%	88.64%	78.94%	85.52%
Noninterest expense	$6,234	$6,676	$13,000	$12,599	$11,508	$10,754
Amortization of intangibles	-	-	-	-	-	-
Noninterest expense, excluding amortization	6,234	6,676	13,000	12,599	11,508	10,754
Net interest and dividend income	5,781	5,663	11,386	11,087	10,526	10,193
Noninterest income	1,336	1,117	2,470	3,126	4,053	2,382
Adjustments:
Less: securities transactions	69	103	142	109	113	445
Noninterest income, excluding securities transactions	$1,267	$1,014	$2,328	$3,017	$3,940	$1,937
Efficiency ratio	88.45%	99.99%	94.79%	89.33%	79.55%	88.66%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

General

For the six months ended June 30, 2015, net income amounted to $693 thousand, or $0.71 per diluted share. This compares to net income of $193 thousand, or $0.16 per diluted share for the six months ended June 30, 2014. Total assets as of June 30, 2015 were $420 million compared to $409 million as of December 31, 2014.

Key financial highlights at June 30, 2015 compared to June 30, 2014 include total asset growth since June 30, 2014 of $17.1 million, or 4.24%, and net loan growth of $31.8 million, or 11.8% over the last twelve months. Deposits declined in the same twelve month period by $11.5 million primarily due to a $6.8 million decrease in certificates of deposit, a $1.4 million decrease in checking accounts and a $3.3 million decrease in savings and money market accounts combined. Net loan growth for the six months ended June 30, 2015 was $16.6 million or 5.9%. Net deposits for the six months ended June 30, 2015 decreased $22.1 million or 6.2%. Noninterest income increased by $201 thousand or 33.2% for the second quarter of 2015 compared to the second quarter of 2014 while net interest and dividend income increased by $118 thousand or 4.5% for the second quarter of 2015 compared to the corresponding period a year ago. Operating expenses decreased by $50 thousand or 1.5% for the second quarter of 2015 compared to the second quarter of 2014.

For the second quarter of 2015, the Company’s earnings per share was $0.36, an increase of $0.26 in basic and diluted earnings per share compared to $0.10 for the second quarter of 2014. Non-accrual loans increased to $3.0 million as of June 30, 2015, which was 1.0% of total loans as of such date, from $2.5 million or 0.9% of total loans a year ago. Total non-accrual and delinquent loans decreased to 1.13% of total loans outstanding as of June 30, 2015 from 1.28% of total loans outstanding as of June 30, 2014. The Company’s allowance for loan losses was 0.94% of total loans at June 30, 2015.

Total deposits as of June 30, 2015 were $334 million, a decrease of $11 million or 3% from total deposits of $345 million a year ago. At June 30, 2015, 33% of total deposits were in non-interest bearing demand accounts, 49% were in low-cost savings and NOW accounts, and 18% were in time deposits. At June 30, 2015, the Company had approximately 21,554 deposit accounts compared to 21,750 deposit accounts at June 30, 2014.

At June 30, 2015, total gross loans were $303 million compared to $271 million a year ago. Commercial loans grew by $16.7 million or 20.5%, residential mortgage loans increased by $3.6 million or 2.6%, and consumer loans grew by $5.9 million or 10.6%, primarily due to an increase in purchased auto loans. The profile of the Company’s loan portfolio remains strong.

Total revenues, consisting of net interest and dividend income plus noninterest income, were $3.7 million for the second quarter of 2015 compared to $3.4 million for the second quarter of 2014 due to an increase in mortgage banking activities of $227 thousand and an increase in net interest and dividend income of $118 thousand that was driven primarily by interest and fees on loans.

The Company’s 2015 year-to-date taxable-equivalent net interest margin (taxable-equivalent net interest and dividend income divided by average earning assets) was 3.05% compared to 3.02% for the comparable 2014 period. The Company’s yield on earning assets remained flat at 3.26% while the cost of funds decreased 4 basis points to 0.30% for the six months ended June 30, 2015 compared to the same period of 2014.

Total noninterest expenses for the second quarter of 2015 were $3.27 million, a decrease of $50 thousand from the corresponding 2014 period primarily due to a $24 thousand reduction in FDIC assessment and a $132 thousand reduction in other expenses driven by a significant decrease in charge offs due to unauthorized credit card activity. These decreases were partially offset by a $100 thousand increase in salary and employee benefits reflecting changes in staffing levels.

Capital levels for the Bank as of June 30, 2015 were above those required to meet the regulatory “well-capitalized” designation.

	Capital Ratios 6/30/2015
	The Simsbury Bank & Trust Company	Regulatory Standard for Well-Capitalized
Tier 1 Leverage Capital Ratio	7.24%	5.00%
Tier 1 Risk-Based Capital Ratio	11.08%	8.00%
Common Equity Tier 1 Risk-Based Capital Ratio	11.08%	6.50%
Total Risk-Based Capital Ratio	12.15%	10.00%

At June 30, 2015, the capital ratios of the Bank exceeded the new minimum Basel III capital requirements. It is management’s goal to monitor and maintain adequate capital levels to continue to support asset growth and the expansion of the Bank and to continue its status as a well- capitalized institution. The Bank’s new capital requirements, which became effective on January 1, 2015, are fully described in the “Capital Requirements” section on page 49.

Results of Operations for the Six Months Ended June 30, 2015 and 2014

Net Interest Income and Net Interest Margin

The Company’s earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, including interest paid on deposits and borrowings. This difference is “net interest and dividend income.” The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net yield on interest-earning assets. The Company’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Company’s net yield on interest-earning assets is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Company’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors beyond the Company’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve Bank.

Net interest and dividend income was $5.8 million and $5.7 million, respectively, for the first six months ended June 30, 2015 and 2014. The Company’s net interest margin, defined as the ratio of taxable equivalent net interest and dividend income to interest-earning assets or net yield on earning assets, increased to 3.05% for the six months ended June 30, 2015 from 3.02% for the six months ended June 30, 2014. The Company’s net interest spread, defined as the difference between the yield on earning assets and the cost of deposits and borrowings, increased to 2.96% for the six months ended June 30, 2015 from 2.92% for the six months ended June 30, 2014. The Company’s cost of deposits and borrowings decreased to 0.30% for the six months ended June 30, 2015 from 0.34% for the six months ended June 30, 2014.

The following tables summarize the Company’s daily average balances, interest, average yields and net interest margin on a fully tax-equivalent basis:

	Six months ended June 30,
	2015			2014
	Average		Average	Average		Average
(In thousands)	Balance	Interest	Yields	Balance	Interest	Yields

Interest-earning assets:
Federal Funds Sold & overnight deposits	$8,103	$12	0.30%	$13,501	$17	0.25%

Investments (1)	82,899	926	2.23%	90,380	1,010	2.24%

Mortgage loans	142,140	2,526	3.55%	141,274	2,556	3.62%
Commercial loans	92,130	1,912	4.15%	80,481	1,700	4.22%
Consumer loans	62,766	942	3.00%	56,227	935	3.33%

Total loans (1)	297,036	5,380	3.62%	277,982	5,191	3.73%

Total interest-earning assets (1)	388,038	6,318	3.26%	381,863	6,218	3.26%

Interest-bearing liabilities:
NOW deposits	39,925	16	0.08%	38,176	14	0.07%
Savings deposits	144,108	142	0.20%	147,498	137	0.19%
Certificates of deposit	59,577	216	0.73%	67,943	283	0.83%
Total Deposits	243,610	374	0.31%	253,617	434	0.34%

Repurchase agreements	3,233	2	0.12%	3,494	2	0.11%
FHLB Borrowings	21,585	25	0.23%	7,128	7	0.20%

Total interest-bearing liabilities	$268,428	$401	0.30%	$264,239	$443	0.34%

Tax-equivalent Net Interest Income		$5,917			$5,775
Less: tax equivalent adjustments		(136)			(111)
Net Interest Income		$5,781			$5,664
Net Interest Spread			2.96%			2.92%
Net Interest Margin			3.05%			3.02%

(1)

On a fully taxable equivalent basis based on a tax rate of 34%. Interest income on investments and loans includes fully taxable equivalent adjustments of $136,000 for the six months ended June 30, 2015 and $111,000 for the six months ended June 30, 2014

The table below describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have impacted interest income and interest expense during the periods indicated. Information is provided in each category with respect to the impact attributable to changes in volume (change in volume multiplied by prior rate), changes attributable to rates (change in rates multiplied by prior volume), and the total net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Six months ended June 30,
	2015 vs. 2014
	Increase (decrease) due to:
(In thousands)	Rate	Volume	Total

Interest on interest-earning assets:
Federal funds sold & overnight deposits	$3	$(8)	$(5)
Investments (1)	(41)	(43)	(84)
Mortgage loans	25	(55)	(30)
Commercial loans	(15)	227	212
Consumer loans	(29)	36	7
Total Interest Income (1)	$(57)	$157	$100

Interest on interest-bearing liabilities:
Total deposits	$(31)	$(29)	$(60)
Repurchase agreements	-	-	-
FHLB Borrowings	1	17	18
Total Interest Expense	$(30)	$(12)	$(42)
Net change in interest income	$(27)	$169	$142

(1)

On a fully taxable equivalent basis based on a tax rate of 34%. Interest income on investments and loans includes fully taxable equivalent adjustments of $136,000 for the six months ended June 30, 2015 and $111,000 for the six months ended June 30, 2014

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by management based on such factors as historical experience, the volume and type of lending conducted by the Company, the amount of non-performing loans, regulatory policies, U.S. generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Company’s portfolio.

Each month, the Company reviews the allowance for loan losses and adds additional provisions to the allowance, as determined by the Company’s guidelines. The total allowance for loan losses at June 30, 2015 was $2.8 million or 0.94% of outstanding loans compared to $2.8 million or 0.96% of outstanding loans as of December 31, 2014. For the six months ended June 30, 2015, the company charged off three loans totaling $15 thousand compared to five loans totaling $98 thousand for the six months ended June 30, 2014. The Company had nine recoveries totaling $8 thousand in the six months ended June 30, 2015 compared to fourteen loans totaling $13 thousand for the six months ended June 30, 2014. The Company believes the allowance for loan losses is adequate.

Noninterest Income and Noninterest Expense

The following table sets forth the various components of the Bank’s noninterest income and noninterest expense for the six months ended June 30, 2015 and June 30, 2014.

NONINTEREST INCOME

(Dollars in thousands)

	For the six	% of	For the six	% of
	months ended	Noninterest	months ended	Noninterest
	6/30/2015	Income	6/30/2014	Income

Service charges on deposit accounts	$205	15.4%	$234	20.9%
Gain on sales of available-for-sale securities, net	69	5.2%	103	9.2%
Other service charges and fees	345	25.8%	350	31.3%
Increase in cash surrender value of life insurance policies	102	7.6%	96	8.6%
Mortgage banking activities	444	33.2%	154	13.8%
Investment services fees and commissions	111	8.3%	129	11.6%
Other income	60	4.5%	51	4.6%
Total noninterest income	$1,336	100.0%	$1,117	100.0%

NONINTEREST EXPENSE

(Dollars in thousands)

	For the six	% of	For the six	% of
	months ended	Noninterest	months ended	Noninterest
	6/30/2015	Expense	6/30/2014	Expense

Salaries and employee benefits	$3,282	52.7%	$3,576	53.5%
Occupancy expense	706	11.3%	667	10.0%
Equipment expense	202	3.3%	228	3.4%
Advertising and promotions	256	4.1%	284	4.3%
Forms and supplies	77	1.2%	94	1.4%
Professional fees	252	4.0%	210	3.1%
Directors’ fees	114	1.8%	131	2.0%
Correspondent charges	121	1.9%	131	2.0%
FDIC assessment	156	2.5%	205	3.1%
Data processing	333	5.4%	320	4.8%
Other expenses	735	11.8%	830	12.4%
Total noninterest expense	$6,234	100.0%	$6,676	100.0%

Total noninterest income for the six months ended June 30, 2015 was $1.3 million compared to $1.1 million for the six months ended June 30, 2014. The increase in noninterest income for the six months ended June 30, 2015 was mainly due to an increase in mortgage banking activities and fees. At June 30, 2015, the Company had 21,554 deposit accounts compared to 21,750 at June 30, 2014.

Total noninterest expense for the six months ended June 30, 2015 was $6.2 million compared to $6.7 million for the six months ended June 30, 2014. The decrease in noninterest expenses for the six months ended June 30, 2015 was primarily due to decreases in the FDIC assessment, salaries and benefits and other expenses.

Salaries and employee benefits comprised approximately 53% of total noninterest expense for the six months ended June 30, 2015 and 54% of total noninterest expense for the same period in the prior year. Other major categories included occupancy expenses, which comprised approximately 11% of noninterest expense for the six months ended June 30, 2015 compared to 10% for the six months ended June 30, 2014, and data processing fees, which comprised 5.4% of noninterest expense for the six months ended June 30, 2015 compared to 4.8% of noninterest expenses for the same period in 2014. Advertising and promotions, equipment expenses, and professional fees each remained relatively constant in the 3.1% to 4.3% range for the six months ended June 30, 2015 and 2014. Other expenses comprised approximately 12% of the total noninterest expenses for each of the six months ended June 30, 2015 and 2014.

Income Taxes

The effective income tax rate for the six months ended June 30, 2015 and 2014, was 13.7% and (160.8%), respectively. The Company realized a tax benefit in the first six months of 2014 as the core earnings were lower in relation to tax exempt income, thereby creating a tax benefit in 2014. Due to the creation on January 1, 2011 of a Passive Investment Company (“PIC”) under Connecticut tax legislation for the purpose of holding certain mortgage loans, the Company no longer incurs state income tax liability except for the minimum tax since the PIC’s earnings, net of certain allocated expenses, are exempt from Connecticut state income tax as long as the PIC meets certain ongoing qualifications.

Results of Operations for the Years Ended December 31, 2014, 2013 and 2012

Net Interest Income and Net Interest Margin

The Bank’s earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits and borrowings. This difference is “net interest and dividend income.” The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank’s net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes, and competitive factors. These factors are, in turn, affected by general economic conditions and other factors beyond the Bank’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

Net interest and dividend income, before provision for loan losses, totaled approximately $11.4 million in 2014, which was an increase of $299 thousand or 2.7% from 2013. Average earning assets grew to $387 million at December 31, 2014 from $374 million at December 31, 2013 primarily due to an increase in total loans. The Bank’s net interest spread and net interest margin decreased to 2.91% and 3.00%, respectively, during 2014 as compared to 2.93% and 3.03%, respectively, during 2013.

The following tables present the average amounts outstanding for the major categories of the Bank’s interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2014, 2013 and 2012.

NET INTEREST INCOME

(Dollars in thousands)

	For the Year Ended 12/31/14
		(Dollars in thousands)
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$16,648	$45	0.27%

Investments (1)	88,580	1,980	2.24%

Mortgage loans	141,497	5,195	3.67%
Commercial loans	81,916	3,387	4.13%
Consumer loans	58,154	1,884	3.24%
Total loans (1)	281,567	10,466	3.72%

Total interest-earning assets (1)	$386,795	$12,491	3.23%

NOW deposits	$38,729	$30	0.08%
Savings deposits	152,488	277	0.18%
Certificates of deposit	65,787	542	0.82%
Total interest bearing deposits	257,004	849	0.33%

Securities sold under agreements to repurchase	3,622	4	0.11%
Federal Home Loan Bank advances	8,426	18	0.21%

Total interest-bearing liabilities	$269,052	$871	0.32%

Net interest income		$11,620
Net interest spread			2.91%
Net interest margin			3.00%

NET INTEREST INCOME

(Dollars in thousands)

	For the Year Ended 12/31/13
		[Dollars in thousands]
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$12,738	$35	0.27%

Investments (1)	105,771	2,362	2.23%

Mortgage loans	127,805	4,723	3.70%
Commercial loans	71,680	3,159	4.41%
Consumer loans	56,332	1,971	3.50%
Total loans (1)	255,817	9,853	3.85%

Total interest-earning assets (1)	$374,326	$12,250	3.27%

NOW deposits	$35,529	$28	0.08%
Savings deposits	147,657	253	0.17%
Certificates of deposit	72,344	613	0.85%
Total interest bearing deposits	255,530	894	0.35%

Securities sold under agreements to repurchase	3,265	4	0.12%
Federal Home Loan Bank advances	9,575	19	0.20%

Total interest-bearing liabilities	$268,370	$917	0.34%

Net interest income		$11,333
Net interest spread			2.93%
Net interest margin			3.03%

NET INTEREST INCOME

(Dollars in thousands)

	For the Year Ended 12/31/12
		[Dollars in thousands]
	Average Balance	Interest	Yield
Federal funds sold & overnight deposits	$37,494	$99	0.26%

Investments (1)	81,407	2,064	2.53%

Mortgage loans	104,071	4,536	4.36%
Commercial loans	57,089	2,930	5.13%
Consumer loans	56,992	2,190	3.84%
Total loans (1)	218,152	9,656	4.43%

Total interest-earning assets (1)	$337,053	$11,819	3.51%

NOW deposits	$44,630	$39	0.09%
Savings deposits	135,130	214	0.16%
Certificates of deposit	75,430	784	1.04%
Total interest bearing deposits	255,190	1,037	0.41%

Securities sold under agreements to repurchase	3,317	4	0.12%
Federal Home Loan Bank advances	-	-	-

Total interest-bearing liabilities	$258,507	$1,041	0.40%

Net interest income		$10,778
Net interest spread			3.11%
Net interest margin			3.20%

(1)

On a fully taxable equivalent basis based on a tax rate of 34%. Interest income on investments and loans includes fully taxable equivalent adjustments of $234,000 in 2014, $246,000 in 2013 and $252,000 in 2012.

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the rate column and the volume column. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2014			Year Ended December 31, 2013
	compared to			compared to
	Year Ended December 31, 2013			Year Ended December 31, 2012
		Increase (Decrease)			Increase (Decrease)
		Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net

Interest and dividend income:
Federal funds sold and overnight deposits	$11	$(1)	$10	$(70)	$6	$(64)
Investments	(500)	118	(382)	423	(125)	298
Loans	1,273	(660)	613	893	(696)	197
Total interest-earning assets	$784	$(543)	$241	$1,246	$(815)	$431

Interest expense:
NOW deposits	$2	$-	$2	$(7)	$(4)	$(11)
Savings deposits	8	16	24	22	17	39
Time deposits	(54)	(17)	(71)	(31)	(140)	(171)
Total interest-bearing deposits	(44)	(1)	(45)	(16)	(127)	(143)

Securities sold under agreements to repurchase	-	-	-	-	-	-
FHLB advances	(3)	2	(1)	19	-	19
Total interest-bearing liabilities	(47)	1	(46)	3	(127)	(124)

Net change in interest income	$831	$(544)	$287	$1,243	$(688)	$555

Provision for Loan Losses

Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank’s management based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank’s portfolio.

Each month, the Bank reviews the allowance for loan losses and makes additional provisions to the allowance as needed. For the year ended December 31, 2014, the allowance decreased $31 thousand, net of charge-offs and recoveries. The total allowance for loan losses at December 31, 2014 was approximately $2.8 million or 0.97% of outstanding loans. This compares with a total allowance for loan losses of approximately $2.8 million at December 31, 2013, which represented 1.0% of outstanding loans. During 2014, the Bank charged off seven loans for a total of $101 thousand compared to eleven loans for a total of $154 thousand during 2013. The Bank recorded recoveries on six loans for $15 thousand in 2014 compared to six loans for $7 thousand in 2013. Management believes the allowance for loan losses is adequate and will continue to monitor the levels closely in 2015.

Noninterest Income and Noninterest Expense

The following tables set forth the various components of the Bank’s noninterest income and noninterest expense for the years ended December 31, 2014, 2013 and 2012.

NONINTEREST INCOME

(Dollars in thousands)

	For the year	% of	For the year	% of	For the year	% of
	ended	Noninterest	ended	Noninterest	ended	Noninterest
	12/31/2014	Income	12/31/2013	Income	12/31/2012	Income

Service charges on deposit accounts	$474	19.2%	$488	15.6%	$495	12.3%
Writedown of Securities	(8)	-0.3%	(17)	-0.5%	(12)	-0.3%
Gain on sale of investments	150	6.1%	126	4.0%	125	3.1%
Mortgage banking activities	581	23.5%	1,390	44.5%	2,266	55.9%
Investment services fees and commissions	237	9.6%	231	7.4%	171	4.2%
Other service charges and fees	731	29.6%	686	21.9%	798	19.7%
Increase in cash surrender value of life insurance policies	205	8.3%	209	6.7%	208	5.1%
Other income	100	4.0%	13	0.4%	2	0.0%
Total noninterest income	$2,470	100.0%	$3,126	100.0%	$4,053	100.0%

NONINTEREST EXPENSE

(Dollars in thousands)

	For the year	% of	For the year	% of	For the year	% of
	ended	Noninterest	ended	Noninterest	ended	Noninterest
	12/31/2014	Expense	12/31/2013	Expense	12/31/2012	Expense

Salaries and employee benefits	$6,736	51.8%	$6,880	54.6%	$6,271	54.5%
Occupancy expense	1,358	10.4%	1,185	9.4%	1,059	9.2%
Equipment expense	443	3.4%	290	2.3%	275	2.4%
Loss on sale and writedowns of other real estate owned	51	0.4%	87	0.7%	38	0.3%
Professional fees	538	4.1%	543	4.3%	577	5.0%
Advertising and promotions	594	4.6%	756	6.0%	655	5.7%
Forms and supplies	172	1.3%	144	1.1%	173	1.5%
Correspondent charges	205	1.6%	318	2.5%	344	3.0%
FDIC assessment	374	2.9%	188	1.5%	176	1.5%
Directors’ fees	254	2.0%	264	2.1%	229	2.0%
Data processing	676	5.2%	619	4.9%	502	4.4%
Other expenses	1,599	12.3%	1,325	10.6%	1,209	10.5%
Total noninterest expense	$13,000	100.0%	$12,599	100.0%	$11,508	100.0%

Noninterest income decreased by $656 thousand to approximately $2.5 million for the year ended December 31, 2014 from approximately $3.1 million for the year ended December 31, 2013. This decrease was due primarily to a decrease of $809 thousand in income from mortgage banking activities, which was partially offset by an increase in the other income category of $87 thousand. For the year ended December 31, 2013, noninterest income decreased by $927 thousand to approximately $3.1 million from approximately $4.1 million for the year ended December 31, 2012. This decrease was due primarily to a decrease of $876 thousand in income from mortgage banking activities.

At December 31, 2014, the Bank had 21,178 deposit accounts, an increase of 32 accounts or 0.1% from the number of accounts at December 31, 2013 and a decrease of 510 accounts over the number of accounts at December 31, 2012. SBT Investment Services, Inc.’s revenues increased by approximately $6 thousand in 2014 compared to 2013.

Noninterest expense for the year ended December 31, 2014 was $13.0 million, an increase of $401 thousand or 3.2% over 2013. The increase in 2014 was primarily related to an increase of $326 thousand in occupancy and equipment expenses, an increase of $186 thousand in FDIC assessment fees and an increase of $195 thousand in other expenses, which were partially offset by decreases in salaries and employee benefits of $144 thousand and advertising and promotions expenses of $162 thousand.

Salaries and employee benefits comprised 51.8% of total noninterest expense during 2014 as compared to 54.6% in 2013 and 54.5% in 2012. Occupancy expenses were approximately 10.4% in 2014, 9.4% in 2013 and 9.2% in 2012, respectively, and continued to be the other major category of noninterest expense.

Financial Condition at June 30, 2015 Compared to Year End December 31, 2014

The following table sets forth the ending balances of each principal category of our assets, liabilities and capital accounts at June 30, 2015 and December 31, 2014.

	06/30/15		12/31/2014
	(Dollars in thousands)
	Ending	% of	Ending	% of
	Balance	Total Assets	Balance	Total Assets
Assets
Cash and due from banks	$20,844	5.0%	$19,820	4.8%
Investment securities	75,346	18.0%	83,805	20.5%
Federal Home Loan Bank stock, at cost	3,074	0.7%	1,801	0.4%
Loans held for sale	5,744	1.4%	5,374	1.3%
Loans, net	299,962	71.4%	283,381	69.4%
Premises and equipment	1,394	0.3%	1,460	0.4%
Accrued interest and other assets	13,337	3.2%	13,199	3.2%
TOTAL ASSETS	$419,701	100.0%	$408,840	100.0%

Liabilities and stockholders' equity
Liabilities
Demand deposits	$110,534	26.3%	$117,261	28.7%
Savings and NOW deposits	164,696	39.2%	177,158	43.3%
Time deposits	58,663	14.0%	61,646	15.1%
Total deposits	333,893	79.5%	356,065	87.1%
Federal Home Loan Bank advances	51,500	12.3%	17,500	4.3%
Accrued interest and other liabilities	4,600	1.1%	5,803	1.4%
Total liabilities	389,993	92.9%	379,368	92.8%

Stockholders equity
Common stock	10,324	2.5%	10,127	2.5%
Preferred stock	8,994	2.1%	8,988	2.2%
Retained earnings and other equity	10,390	2.5%	10,357	2.5%
Total stockholders' equity	29,708	7.1%	29,472	7.2%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$419,701	100.0%	$408,840	100.0%

Investment Portfolio

The fair value of investments in available-for-sale securities as of June 30, 2015 was $75.3 million, which was 0.43% below amortized cost, compared to $83.8 million, which was 0.04% above amortized cost, as of December 31, 2014. The Company has the intent and ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale.

Management periodically reviews all investment securities with significant declines in fair value for potential other-than-temporary impairment pursuant to the guidance in ASC 320-10, “Investments – Debt and Equity Securities.” ASC 320-10 addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. Management evaluates the Company’s investment portfolio on an ongoing basis. As of June 30, 2015, there were no investment securities in the investment portfolio that management determined to be other-than-temporarily impaired.

In order to maintain a reserve of readily sellable assets to meet the Company’s liquidity and loan requirements, the Company purchases debt securities and other investments. Sales of “federal funds” (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments, pending utilization of funds for loans or other purposes.

Securities may be pledged to meet regulatory requirements imposed as a condition to receipt of deposits of public funds and repurchase agreements. At June 30, 2015, the Company had 35 securities with a carrying value totaling $15.5 million pledged for such purposes. At December 31, 2014, the Company had 38 securities with a carrying value totaling $17.2 million pledged for such purposes.

As of June 30, 2015 and December 31, 2014, the Company’s investment portfolio consisted of U.S. government and agency securities, state and municipal securities, mortgage-backed securities and one SBA loan pool. The Company’s policy is to stagger the maturities of its investment securities to meet overall liquidity requirements of the Company.

The following tables summarize the amounts and distributions of the Bank’s investment securities held as of June 30, 2015 and December 31, 2014.

INVESTMENT PORTFOLIO

(In Thousands)

	June 30, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$14,703	$14	$31	$14,686	1.26%
Due after five to ten years	500	4	-	504	1.85%
Total U.S. government and agency securities	15,203	18	31	15,190	1.28%
State and municipal securities
Due after one to five years	376	6	-	382	4.25%
Due after five to ten years	4,758	139	46	4,851	3.66%
Due after ten to fifteen years	7,287	289	50	7,526	4.19%
Due beyond fifteen years	2,512	1	44	2,469	3.20%
Total state and municipal securities	14,933	435	140	15,228	3.86%
Mortgage-backed securities
Due after one to five years	465	8	-	473	3.11%
Due after five to ten years	1,674	33	2	1,705	3.33%
Due after ten to fifteen years	26,470	39	346	26,163	2.43%
Due beyond fifteen years	16,543	27	395	16,175	3.07%
Total mortgage-backed securities	45,152	107	743	44,516	2.71%
SBA loan pool
Due after five to ten years	382	30	-	412	4.68%
Total SBA loan pool	382	30	-	412	4.68%

Total available-for-sale securities	$75,670	$590	$914	$75,346	2.66%

INVESTMENT PORTFOLIO

(In Thousands)

	December 31,2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$16,702	$1	$135	$16,568	1.21%
Due after five to ten years	1,500	-	4	1,496	1.83%
Total U.S. government and agency securities	18,202	1	139	18,064	1.27%
State and municipal securities
Due after one to five years	559	24	-	583	2.26%
Due after five to ten years	4,835	184	31	4,988	3.22%
Due after ten to fifteen years	8,065	445	21	8,489	3.23%
Due beyond fifteen years	2,513	26	-	2,539	3.09%
Total state and municipal securities	15,972	679	52	16,599	3.18%
Mortgage-backed securities
Due within one year	-	-	-	-	-
Due after one to five years	588	14	-	602	2.97%
Due after five to ten years	1,846	36	1	1,881	2.25%
Due after ten to fifteen years	28,811	42	360	28,493	1.78%
Due beyond fifteen years	17,912	48	268	17,692	2.38%
Total mortgage-backed securities	49,157	140	629	48,668	2.03%
SBA loan pool
Due after ten to fifteen years	440	34	-	474	4.96%
Total SBA loan pool	440	34	-	474	4.96%

Total available-for-sale securities	$83,771	$854	$820	$83,805	2.36%

Loan Portfolio

The following table presents the Bank’s loan portfolio as of June 30, 2015 and December 31, 2014.

	June 30, 2015		December 31, 2014
		% of Total		% of Total
	Balance	Loans	Balance	Loans
Commercial and industrial	$24,755	8.2%	$19,038	6.7%
Real estate - construction and land development	18,406	6.1%	13,234	4.6%
Real estate - residential	138,138	45.8%	132,553	46.6%
Real estate - commercial	46,190	15.4%	46,982	16.5%
Municipal	11,262	3.7%	10,061	3.5%
Home equity	46,454	15.4%	46,403	16.3%
Consumer	16,243	5.4%	16,576	5.8%
Total Loans	301,448	100.0%	284,847	100.0%

Allowance for loan losses	(2,834)		(2,761)
Deferred loan origination costs, net	1,348		1,295
Net loans	$299,962		$283,381

The Company’s loan portfolio as of June 30, 2015 was comprised of approximately 68% mortgage and consumer loans and approximately 32% commercial loans. The Company does not have any concentrations in its loan portfolio by industry or group of industries. However, as of June 30, 2015 and December 31, 2014, approximately 80% of the Company’s loans were secured by residential real property located in Connecticut.

There were approximately $138 million of gross residential mortgage loans as of June 30, 2015, which represented a 4% increase from December 31, 2014. For the six months ended June 30, 2015, the Company sold one hundred sixty-one (161) loans with an aggregate principal balance of $37.0 million, which resulted in a gain on sale of $502 thousand. The Company is an approved originator of loans that can be sold to the Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank.

At June 30, 2015, the Company had consumer loan balances of approximately $16.2 million, representing a 2.0% decrease from the consumer loan balances at December 31, 2014. As of June 30, 2015, the Company had approximately $14.9 million in consumer auto loans purchased from BCI Financial Corp. (“BCI”) on its books compared to approximately $15.2 million in auto loans purchased from BCI on its books as of December 31, 2014. The Company has an agreement with BCI pursuant to which the Company purchases auto loans from BCI. As part of the agreement, BCI services the loans for the Company.

The June 30, 2015 gross loan balance for commercial and commercial real estate loans, including construction loans, was $89.4 million, a 12.7% increase from the gross loan balance for commercial and commercial real estate loans at December 31, 2014. The Company’s commercial loans are made to borrowers for the purpose of providing working capital, financing the purchase of equipment, or financing other business purposes. Such loans include loans with maturities ranging from thirty days to one year and “term loans,” which are loans with maturities normally ranging from one year to twenty-five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

The Company’s construction loans, which are typically short-term, are primarily interim loans made by the Company to finance the construction of commercial and single-family residential property. The Company generally pre-qualifies construction loan borrowers for permanent “take-out” financing as a condition to making the construction loan. The Company will also occasionally make loans for speculative housing construction or for acquisition and development of raw land.

The Company’s other real estate loans consist primarily of loans originated based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Company’s policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property, depending on the type of property and its utilization.

The Company offers both fixed and floating rate loans. Maturities on such loans typically range from five to thirty years. The Company has been designated as an approved SBA lender. The Company’s SBA loans are categorized as commercial or real estate, depending on the underlying collateral. In addition, the Company has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

The Bank is subject to certain lending limits. With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any single borrowing entity of up to 15% of the Bank’s capital and reserves. Credit equaling an additional 10% of the Bank’s capital and reserves may be extended if the credit is fully secured by limited types of qualified collateral. As of June 30, 2015, the Bank’s lending limits were $4.8 million and $8.0 million, respectively. As of December 31, 2014, these lending limits were $4.8 million and $7.9 million, respectively. The Bank sells participations in its loans when necessary to stay within lending limits.

Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed non-performing and are placed on non-accrual status. Interest received on non-accrual loans is credited to income only upon receipt and, in certain circumstances, may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Company had 16 nonaccrual loans at June 30, 2015 with an aggregate balance of $3.0 million compared to 11 nonaccrual loans at December 31, 2014 with an aggregate balance of $2.5 million.

When appropriate or necessary to protect the Company’s interests, real estate pledged as collateral on a loan may be taken by the Company through foreclosure or a deed in lieu of foreclosure. Real estate property acquired in this manner by the Company is known as “other real estate owned” (“OREO”) and is carried on the books of the Company as an asset at fair value less estimated costs to sell. The Company had no OREO properties at June 30, 2015.

A loan whose terms have been modified due to financial difficulties of a borrower is reported as a troubled debt restructuring (“TDR”). All TDRs are placed on non-accrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once borrowers have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months. There were no loans modified as a troubled debt restructuring during the six months ended June 30, 2015.

Non-payment of loans is an inherent risk in the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment and, ultimately, the creditworthiness of the borrower. In order to minimize this credit risk, the Company requires that all loans be approved by at least two officers, one of whom must be an executive officer. Commercial loans greater than $500 thousand, as well as other loans in certain circumstances, must be approved by the Loan Committee of the Company’s Board of Directors.

The Company has an internal review process to verify credit quality and risk classifications. In addition, the Company also maintains a program of annual review of certain new and renewed loans by an outside loan review consultant. Loans are graded from “pass” to “loss” depending on credit quality, with “pass” representing loans that are fully satisfactory as additions to the Company’s portfolio. These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment. Classified loans identified in the review process are added to the Company’s internal watch list and an allowance for credit losses is established for such loans, if appropriate. Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking, at which time a further review of the loan portfolio is conducted.

The Company had criticized and classified loans with an aggregate outstanding balance of $10.1 million as of June 30, 2015 compared to $9.8 million as of December 31, 2014. The Company had no exposure to sub-prime loans in its loan portfolio as of June 30, 2015 and December 31, 2014. The Company’s allowance for loan losses was 0.94% of outstanding loans as of June 30, 2015.

The Company maintains an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance, while all recoveries are credited to the allowance. Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of the Company’s internal loan review, any external loan review, any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay, qualitative risk factors, and present and prospective economic conditions.

The following table presents the allowance for loan losses by portfolio segment at June 30, 2015 and December 31, 2014.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

(Dollars in Thousands)

	6/30/2015		12/31/2014
	Allocation of	% of loans	Allocation of	% of loans
	Allowance	by Category	Allowance	by Category
Real estate - residential	$1,070	45.8%	$1,085	46.6%
Real estate - commercial	668	19.1%	738	20.0%
Real estate - construction and land development	369	6.1%	249	4.6%
Commercial and industrial	271	8.2%	227	6.7%
Home equity	323	15.4%	324	16.3%
Consumer	124	5.4%	134	5.8%
Unallocated	9	0.0%	4	0.0%
Total	$2,834	100.0%	$2,761	100.0%

Deposits

Deposits are the Company’s primary source of funds. At June 30, 2015, the Company had a deposit mix of 45% checking, 37% savings and 18% certificates of deposit. The Company’s net interest income is enhanced by its percentage of non-interest-bearing deposits. As of December 31, 2014, the deposit mix was 45% checking, 38% savings, and 17% certificates of deposit. Of the total deposits of $334 million and $356 million, respectively at June 30, 2015 and December 31, 2014, 33% of such deposits were non-interest bearing. As of June 30, 2015 and December 31, 2014, the Company had $29.4 million and $46.0 million, respectively, in deposits from public sources.

The Company’s deposits are obtained from a cross-section of the communities it serves. No material portion of the Company’s deposits has been obtained from or is dependent upon any one person or industry. The Company’s business is not seasonal in nature. The Company accepts deposits in excess of $100 thousand from customers, and such deposits are priced to remain competitive. Through the Promontory Interfinancial Network LLC’s Certificate of Deposit Account Registry Service (“CDARS”) program, the Bank had brokered deposits of $1.5 million as of June 30, 2015 compared to $1.0 million as of December 31, 2014.

FHLBB Borrowings

As of June 30, 2015, the Company had $51.5 million in borrowings from the Federal Home Loan Bank of Boston (“FHLBB”) on its balance sheet compared to $17.5 million in FHLBB borrowings outstanding as of December 31, 2014.

The Company is not dependent upon funds from sources outside the United States and has not made any loans to a foreign entity.

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay any anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, borrowings, and the acquisition of additional deposit liabilities. One method the bank utilizes for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. The Company is a member of CDARS. This allows the Company to offer its customers FDIC insurance on deposits in excess of $250 thousand, which reflects the deposit insurance limits in effect on the date this prospectus is filed, and amended as necessary, with the SEC, by placing the deposits in the CDARS network. Accounts placed in this manner are considered brokered deposits. As of June 30, 2015, the Company had $1.5 million of deposits in the CDARS network compared to $1.0 million of deposits in the CDARS network as of December 31, 2014.

Liquidity of a financial institution, such as the Bank, is measured by its ability to have sufficient liquid assets to meet its short term obligations. The net sum of liquid assets less anticipated current obligations represents the basic surplus of the Company. The Company maintains a portion of its funds in cash deposits in other banks, federal funds sold and available-for-sale securities to meet its obligations for anticipated depositors’ demands in the near future. As of June 30, 2015, the Company held $14.9 million in cash and cash equivalents, net of required Federal Reserve Board reserves of $5.9 million, and $59.8 million in available-for-sale securities, net of pledged securities of $15.5 million, for total liquid assets of $74.7 million. At June 30, 2015, the Company anticipated short-term liability obligations of $90.3 million for a basic deficit of $15.6 million, representing 3.7% of total assets. As of December 31, 2014, the Company held $13.2 million in cash and cash equivalents, net of required Federal Reserve Board reserves of $6.6 million, and $66.6 million in available-for-sale securities, net of pledged securities of $17.2 million, for total liquid assets of $79.8 million. At December 31, 2014, the Company’s anticipated short term liability obligations were $61.0 million for a basic surplus of $18.8 million, which represented 5.0% of total assets.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with this matching of maturities is an integral part of the active management of an institution’s net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, management takes into account rates and maturities offered in connection with its certificates of deposit and provides for the extension of variable rate loans to borrowers. The Company has generally been able to control its exposure to changing interest rates by maintaining floating interest rate loans, shorter term investments, and a majority of its certificates of deposit with relatively short maturities.

The Executive Committee of the Company’s Board of Directors meets at least quarterly to monitor the Company’s investments and liquidity needs and oversee its asset-liability management. In between meetings of the Executive Committee, the Company’s management oversees the Bank’s liquidity.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Effective January 1, 2015 (with a phase-in period of two to four years for certain components), the Bank became subject to new capital regulations adopted by the Federal Reserve Board and the FDIC, which implement the Basel III regulatory capital reforms and the changes required by the Dodd-Frank Act. The new regulations require a new common equity Tier 1 (“CETI”) capital ratio of 4.5%, increase the minimum Tier 1 capital to risk-weighted assets ratio to 6.0% from 4.0%, require a minimum total capital to risk-weighted assets ratio of 8.0% and require a minimum Tier 1 leverage ratio of 4.0%. CETI generally consists of common stock and retained earnings, subject to applicable adjustments and deductions. Under new prompt corrective action regulations, in order to be considered “well capitalized,” the Bank must maintain a CETI capital ratio of 6.5% (new) and a Tier 1 ratio of 8.0% (increased from 6.0%), a total risk based capital ratio of 10% (unchanged) and a Tier 1 leverage ratio of 5.0% (unchanged). In addition, the regulations establish a capital conservation buffer above the required capital ratios that phases in beginning January 1, 2016 at 0.625% of risk-weighted assets and increases each year by 0.625% until it is fully phased in at 2.5% effective January 1, 2019. Beginning January 1, 2016, failure to maintain the capital conservation buffer will limit the ability of the Bank and the Company to pay dividends, repurchase shares or pay discretionary executive bonuses.

The new capital regulations change what constitutes regulatory capital. Certain instruments no longer constitute qualifying capital, subject to phase-out periods. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of CETI will be deducted from capital. The Bank has elected to permanently opt-out of the inclusion of accumulated other comprehensive income in capital calculations, as permitted by the regulations. This opt-out will reduce the impact of market volatility on the Bank’s regulatory capital ratios.

The new regulations also changed the risk weights of certain assets, including an increase in the risk weight of certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 days past due or on non-accrual status to 150% from 100%, a credit conversion factor for the unused portion of commitments with maturities of less than one year that are not cancellable to 20% from 0%, an increase in the risk weight for mortgage servicing rights and deferred tax assets that are not deducted from capital to 250% from 100%, and an increase in the risk weight for equity exposures to 600% from 0%.

As of June 30, 2015 (unaudited) and December 31, 2014, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Inflation and Deflation

The impact of changes in the general price level of goods or services on financial institutions, either through inflation or deflation, may differ significantly from the impact exerted on other companies. Banks, as financial intermediaries, have numerous assets and liabilities whose values are affected by both inflation and deflation. This is especially true for companies, such as a bank, with a high percentage of interest-rate-sensitive assets and liabilities. Banks seek to reduce the impact of inflation or deflation, and the coincident increase or decrease in interest rates, by managing their interest-rate-sensitivity gap. The Company attempts to manage its interest-rate-sensitivity gap and to structure its mix of financial instruments so as to minimize the potential adverse effects inflation or deflation may have on its net interest income and, therefore, its earnings and capital.

Based on the Company’s interest-rate-sensitivity position, the Company may be adversely affected by changes in interest rates in the short term. As such, management of the money supply and interest rates by the Federal Reserve to control the general price level of goods or services has an indirect impact on the earnings of the Company. Also, changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans made by the Company.

Off Balance Sheet Arrangements

As of June 30, 2015, the Company had in place mandatory commitments to sell approximately $9.3 million of loans secured by 1-to-4 family residential properties to the Federal Home Loan Mortgage Corporation (Freddie Mac). As of December 31, 2014, the Company had in place mandatory commitments to sell approximately $4.4 million of loans secured by 1-to-4 family residential properties to Freddie Mac.

Financial Condition at Years Ended December 31, 2014, 2013 and 2012

The following tables set forth the average balances of each principal category of our assets, liabilities, and capital accounts for the years ended December 31, 2014, 2013 and 2012.

Distribution of Assets, Liabilities and Stockholders' Equity

(In Thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	12/31/2014		12/31/2013		12/31/2012
	Average	% of	Average	% of	Average	% of
	Balance	Total Assets	Balance	Total Assets	Balance	Total Assets
ASSETS
Cash and due from banks	$8,542	2.1%	$8,489	2.2%	$10,240	2.9%
Investment securities	87,704	21.6%	105,771	26.8%	83,033	23.3%
Fed funds sold and overnight deposits	16,861	4.1%	12,738	3.2%	36,010	10.1%
Loans, net	278,798	68.4%	253,151	64.2%	215,680	60.5%
Premises and equipment	1,714	0.4%	1,073	0.3%	864	0.2%
Accrued interest and other assets	13,788	3.4%	13,097	3.3%	10,650	3.0%
Total assets	$407,407	100.0%	$394,319	100.0%	$356,477	100.0%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand and NOW deposits	$147,473	36.2%	$131,494	33.3%	$117,094	32.8%
Savings deposits	152,488	37.4%	147,657	37.4%	135,130	37.9%
Time deposits	65,787	16.1%	72,344	18.3%	75,430	21.2%
Total deposits	365,748	89.7%	351,495	89.0%	327,654	91.9%

Federal Home Loan Bank advances	8,425	2.1%	9,575	2.4%	-	-
Accrued interest and other liabilities	4,312	1.1%	5,368	1.5%	4,452	1.3%
Total liabilities	378,485	92.9%	366,438	92.9%	332,106	93.2%

Stockholders' Equity:
Common stock	10,141	2.5%	9,918	2.5%	9,697	2.7%
Preferred stock	8,982	2.2%	8,970	2.3%	8,933	2.5%
Retained Earnings and accumulated other comprehensive income	9,799	2.4%	8,993	2.3%	5,741	1.6%
Total stockholders' equity	28,922	7.1%	27,881	7.1%	24,371	6.8%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$407,407	100.0%	$394,319	100.0%	$356,477	100.0%

Investment Portfolio

In order to maintain a reserve of readily marketable assets to meet the Bank’s liquidity and loan requirements, the Bank purchases United States Treasury securities and other investments. Sales of “federal funds” (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements. At December 31, 2014, the Bank had 38 securities with a carrying value totaling approximately $17.2 million pledged for such purposes.

As of December 31, 2014, the Bank’s investment portfolio consisted of U.S. government and agency securities, mortgage-backed securities, and municipal securities. The Bank’s policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank.

The following table summarizes the amounts and distribution of the Bank’s investment securities held as of December 31, 2014, 2013 and 2012.

INVESTMENT PORTFOLIO

(Dollars in thousands)

	December 31, 2014
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agency securities
Due after one to five years	$16,702	$1	$135	$16,568	1.21%
Due after five to ten years	1,500	-	4	1,496	1.83
Total U.S. government and agency securities	18,202	1	139	18,064	1.27
State and municipal securities
Due after one to five years	559	24	-	583	2.26
Due after five to ten years	4,835	184	31	4,988	3.22
Due after ten to fifteen years	8,065	445	21	8,489	3.23
Due beyond fifteen years	2,513	26	-	2,539	3.09
Total state and municipal securities	15,972	679	52	16,599	3.18
Mortgage-backed securities
Due within one year	-	-	-	-	-
Due after one to five years	588	14	-	602	2.97
Due after five to ten years	1,846	36	1	1,881	2.25
Due after ten to fifteen years	28,811	42	360	28,493	1.78
Due beyond fifteen years	17,912	48	268	17,692	2.38
Total mortgage-backed securities	49,157	140	629	48,668	2.03
SBA loan pools
Due after one to five years	-	-	-	-	-
Due after five to ten years	440	34	-	474	4.96
Total SBA loan pools	440	34	-	474	4.96

Total available-for-sale securities	$83,771	$854	$820	$83,805	2.36%

INVESTMENT PORTFOLIO

(Dollars in thousands)

	December 31, 2013
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agency securities
Due after one to five years	$13,061	$-	$245	$12,816	1.08%
Due after five to ten years	5,706	-	275	5,431	1.46
Total U.S. government and agency securities	18,767	-	520	18,247	1.20
State and municipal securities
Due after one to five years	301	2	-	303	3.00
Due after five to ten years	3,412	86	98	3,400	3.08
Due after ten to fifteen years	10,067	303	100	10,270	3.47
Due beyond fifteen years	-	-	-	-	-
Total state and municipal securities	13,780	391	198	13,973	3.36
Mortgage-backed securities
Due within one year	9	-	-	9	3.98
Due after one to five years	761	14	-	775	2.60
Due after five to ten years	2,660	49	11	2,698	2.39
Due after ten to fifteen years	32,886	31	1,281	31,636	1.85
Due beyond fifteen years	20,483	32	1,065	19,450	2.44
Total mortgage-backed securities	56,799	126	2,357	54,568	2.10
SBA loan pools
Due after one to five years	611	50	-	661	4.60
Due after ten to fifteen years	-	-	-	-	-
Total SBA loan pools	611	50	-	661	4.60

Total available-for-sale securities	$89,957	$567	$3,075	$87,449	2.25%

INVESTMENT PORTFOLIO

(Dollars in thousands)

	December 31, 2012
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agency securities
Due after one to five years	$18,758	$67	$-	$18,825	1.06%
Due after five to ten years	12,002	19	11	12,010	1.39
Total U.S. government and agency securities	30,760	86	11	30,835	1.19
State and municipal securities
Due within one year	825	5	-	830	4.59
Due after five to ten years	2,622	192	-	2,814	3.74
Due after ten to fifteen years	8,566	563	3	9,126	3.36
Due beyond fifteen years	1,585	196	-	1,781	4.02
Total state and municipal securities	13,598	956	3	14,551	3.59
Corporate debt securities
Due after one to five years	2,006	52	5	2,053	2.34
Total corporate debt securities	2,006	52	5	2,053	2.34
Mortgage-backed securities
Due within one year	52	2	-	54	3.25
Due after one to five years	78	1	-	79	4.06
Due after five to ten years	5,294	118	3	5,409	2.25
Due after ten to fifteen years	18,305	308	6	18,607	1.90
Due beyond fifteen years	19,008	172	72	19,108	2.10
Total mortgage-backed securities	42,737	601	81	43,257	2.04
SBA loan pools
Due after one to five years	115	1	-	116	4.60
Due after ten to fifteen years	895	113	-	1,008	5.04
Total SBA loan pools	1,010	114	-	1,124	4.99

Total available-for-sale securities	$90,111	$1,809	$100	$91,820	2.25%

Loan Portfolio

General

The following tables present the Bank’s loan portfolio as of December 31, 2014, 2013, 2012, 2011 and 2010.

LOAN PORTFOLIO

(Dollars in Thousands)

	12/31/2014		12/31/2013
		% of Total		% of Total
	Balance	Loans	Balance	Loans
Commercial & industrial	$19,038	6.7%	$18,432	6.6%
Real estate - construction and land development	13,234	4.6%	7,773	2.8%
Real estate - residential	132,553	46.6%	137,539	49.5%
Real estate - commercial	46,982	16.5%	48,814	17.5%
Municipal	10,061	3.5%	8,488	3.0%
Home equity	46,403	16.3%	46,742	16.8%
Consumer	16,576	5.8%	10,664	3.8%
Total Loans	284,847	100.0%	278,452	100.0%

Allowance for loan losses	(2,761)		(2,792)
Deferred costs, net	1,295		1,215

Net loans	$283,381		$276,875

LOAN PORTFOLIO

(Dollars in Thousands)

	12/31/2012		12/31/2011
		% of Total		% of Total
	Balance	Loans	Balance	Loans
Commercial & industrial	$13,991	6.0%	$15,145	7.0%
Real estate - construction and land development	2,982	1.3%	1,307	0.6%
Real estate - residential	118,316	50.3%	99,691	46.1%
Real estate - commercial	41,978	17.9%	39,723	18.4%
Municipal	1,478	0.6%	1,807	0.8%
Home equity	45,245	19.2%	48,485	22.5%
Consumer	11,053	4.7%	9,913	4.6%
Total Loans	235,043	100.0%	216,071	100.0%

Allowance for loan losses	(2,594)		(2,469)
Deferred costs, net	841		482

Net loans	$233,290		$214,084

LOAN PORTFOLIO

(Dollars in Thousands)

	12/31/2010
		% of Total
	Balance	Loans
Commercial & industrial	$13,568	6.6%
Real estate - construction and land development	4,987	2.4%
Real estate - residential	100,650	49.2%
Real estate - commercial	31,294	15.3%
Municipal	2,034	1.0%
Home equity	47,746	23.3%
Consumer	4,512	2.2%
Total Loans	204,791	100.0%

Allowance for loan losses	(2,326)
Deferred costs, net	327

Net loans	$202,792

The Bank’s commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to two years and “term loans,” which are loans with maturities normally ranging from one to ten years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

The Bank’s construction loans, which are typically short-term, are primarily interim loans made to finance the construction of commercial and single-family residential property. The Bank generally pre-qualifies construction loan borrowers for permanent “take-out” financing as a condition to making the construction loan. The Bank will occasionally make loans for housing construction or for acquisition and development of raw land.

The Bank’s other real estate loans consist primarily of loans based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank’s policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization. The Bank offers both fixed and floating rate loans. Maturities on such loans typically range from five to thirty years. However, Small Business Administration (SBA) and certain other real estate loans easily sold in the secondary market are made for longer maturities. The Bank has been designated an approved SBA lender. The Bank’s SBA loans are categorized as commercial or real estate, depending on the underlying collateral. The Bank has also been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

During the year ended December 31, 2014, there were 184 loans with a total principal balance of approximately $38.2 million that were sold, resulting in a gain of $500 thousand for the Bank. For the year ended December 31, 2013, there were 305 loans with a total principal balance of approximately $69.2 million that were sold, resulting in a gain of approximately $1.1 million for the Bank. For the year ended December 31, 2012, there were 302 loans with a total principal balance of approximately $60.9 million that were sold, resulting in a gain of approximately $2.1 million for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Bank’s consumer loans are secured by the personal property purchased with the proceeds of such consumer loans.

With certain exceptions, the Bank is permitted under applicable law to make extensions of credit to any one borrowing entity and its related affiliates of up to 15% of the Bank’s capital and reserves. An additional 10% is permitted under applicable law if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within its lending limits. As of December 31, 2014, these lending limits for the Bank were $4.8 million and $8.0 million, respectively.

Loan Concentrations

The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries. As of December 31, 2014, approximately 83% of the Bank’s loans were secured by residential real property located in Connecticut. As of December 31, 2013, approximately 74% of the Bank’s loans were secured by residential real property located in Connecticut.

Loan Portfolio Maturities and Interest Rate Sensitivity

The following table summarizes the maturities and interest rate sensitivity of the Bank’s loan portfolio.

As of December 31, 2014

(in thousands)

	One Year	Over One	Over
	or Less	to Five Years	Five years	Total

Commercial and industrial	$8,624	$10,414	$-	$19,038
Real estate - construction and land development	13,234	-	-	13,234
Real estate - residential	62,228	71,567	45,161	178,956
Real estate - commercial	43,233	1,427	2,322	46,982
Municipal	10,061	-	-	10,061
Consumer	6,409	10,167	-	16,576
Total loans	$143,789	$93,575	$47,483	$284,847

Loans with fixed interest rates	$29,295	$74,832	$44,986	$149,113

Loans with variable interest rates	114,494	18,743	2,497	135,734
Total loans	$143,789	$93,575	$47,483	$284,847

The following tables set forth the Bank’s loan commitments, standby letters of credit, and unadvanced portions of loans at December 31, 2014, 2013 and 2012.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT

(In thousands)

	12/31/2014	12/31/2013	12/31/2012

Commitments to originate loans	$17,151	$10,488	$13,459
Standby letters of credit	1,888	857	175
Unadvanced portions of loans:
Construction loans	6,960	5,456	1,778
Commercial lines of credit	17,394	14,265	11,383
Consumer	677	677	689
Home equity lines of credit	45,005	40,075	32,550
	$89,075	$71,818	$60,034

 Non-Performing Assets

Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed “non-performing” and are placed on a nonaccrual status unless the loan is well collateralized and in the process of collection. Interest received on nonaccrual loans is credited to income only upon receipt and, in certain circumstances, may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Bank had 11 nonaccrual loans with a balance of approximately $2.6 million as of December 31, 2014; 15 nonaccrual loans with a balance of approximately $2.8 million as of December 31, 2013; 11 nonaccrual loans with a balance of approximately $1.2 million as of December 31, 2012; 19 nonaccrual loans with a balance of approximately $2.3 million as of December 31, 2011; and 19 nonaccrual loans with a balance of approximately $2.3 million as of December 31, 2010. Gross interest that would have been recorded if the nonaccrual loans had been current was approximately $112 thousand for the year ended December 31, 2014, approximately $127 thousand for the year ended December 31, 2013; approximately $80 thousand for the year ended December 31, 2012; approximately $137 thousand for the year ended December 31, 2011 and approximately $136 thousand for the year ended December 31, 2010.

The amount of interest on nonaccrual loans included in net income was approximately $31 thousand for the year ended December 31, 2014; approximately $29 thousand for the year ended December 31, 2013; approximately $12 thousand for the year ended December 31, 2012; approximately $29 thousand for the year ended December 31, 2011; and approximately $61 thousand for the year ended December 31, 2010. As of December 31, 2014, 2013 and 2012, the Bank had $0, $3 thousand and $0, respectively, of loans more than 90 days past due and still accruing interest. As of December 31, 2011, the Bank had one loan of approximately $204 thousand that was more than 90 days past due and still accruing interest. As of December 31, 2010, the Bank had no loans more than 90 days past due and still accruing interest.

When appropriate or necessary to protect the Bank’s interests, real estate pledged as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner by the Bank is referred to as “other real estate owned” (“OREO”), and is carried on the books of the Bank as an asset at the lesser of the Bank’s recorded investment or the fair value less estimated costs to sell. As of December 31, 2014, the Bank had one OREO property on its books for $105 thousand. As of December 31, 2013, the Bank did not have any OREO property on its books. As of December 31, 2012, there was $213 thousand in OREO property held by the Bank. As of December 31, 2011, the Bank held no OREO property. As of December 31, 2010, there was $350 thousand in OREO property held by the Bank.

A loan whose terms have been modified due to financial difficulties is reported as a troubled debt restructure (“TDR”) loan. All TDR loans are placed on nonaccrual status until the loan qualifies for return to accrual status. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of six months. The Bank modified one commercial loan as a TDR with a balance of approximately $439 thousand during the year ending December 31, 2014. The Bank did not modify any loans as a TDR loan during the year ending December 31, 2013. The Bank modified one loan as a TDR during the year ended December 31, 2012 with a balance of approximately $68 thousand. The Bank modified two loans as TDRs during the years ended December 31, 2011 and December 31, 2010 with an aggregate balance of approximately $571 thousand and $408 thousand, respectively.

The risk of nonpayment of loans is an inherent feature of the banking business. The risk of nonpayment varies with the type and purpose of the loan, the collateral which is utilized to secure payment and, ultimately, the creditworthiness of the borrower. In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer. Commercial loans greater than $500 thousand, as well as other loans in certain circumstances, must be approved by the Loan Committee of the Bank’s Board of Directors.

The Bank has an internal review process to verify credit quality and risk classifications. In addition, the Bank maintains a program of annual review of certain new and renewed loans by an outside loan review consultant. Loans are graded from “pass” to “loss,” depending on credit quality, with “pass” representing loans that are fully satisfactory as additions to the Bank’s loan portfolio. These are loans which involve a degree of risk that is not unwarranted, given the favorable aspects of the credit, and which exhibit both primary and secondary sources of repayment. Classified loans identified in either review process are added to the Bank’s Internal Watch list and an additional allowance for loan losses is established for such loans if appropriate. Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

The Bank had criticized and classified loans with a combined outstanding balance of $9.8 million as of December 31, 2014; $10.2 million as of December 31, 2013; $9.0 million as of December 31, 2012; $9.6 million as of December 31, 2011; and $6.6 million as of December 31, 2010.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges within operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectable are charged against the allowance, while any recoveries are credited to the allowance. Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of the Bank’s internal loan review; any external loan review; any regulatory examination; loan loss experience; estimated potential loss exposure on each credit; concentrations of credit; value of collateral; any known impairment in the borrower’s ability to repay; and present and prospective economic conditions.

The following tables summarize the Bank’s loan loss experience, transactions in the allowance for loan losses and certain prominent ratios at or for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	At or for the	At or for the
	Year Ended	Year Ended
	12/31/2014	12/31/2013
	(Dollars in thousands)	(Dollars in thousands)

Balance at beginning of period	$2,792	$2,594

Charge-offs:
Real estate:
Residential	(93)	(40)
Commercial	-	(54)
Construction and land development	-	-
Commercial and industrial	-	(2)
Consumer	(8)	(58)
Total charge-offs	(101)	(154)

Recoveries:
Commercial and industrial	3	4
Real estate - residential	8	-
Construction and land development	-	-
Consumer	4	3
Total recoveries	15	7

Net loans charged-off	(86)	(147)
Provision for loan losses	55	345
Balance at end of period	$2,761	$2,792

BALANCES
Average total loans	$281,567	$255,817
Total net loans at end of period	$283,381	$276,875

RATIOS
Allowance for loan losses to average assets	0.68%	0.71%
Allowance for loan losses to loans at end of period	0.96%	1.00%

	At or for the	At or for the
	Year Ended	Year Ended
	12/31/2012	12/31/2011
	(Dollars in thousands)	(Dollars in thousands)

Balance at beginning of period	$2,469	$2,326

Charge-offs:
Real estate:
Residential	(113)	(20)
Commercial	(25)	(68)
Construction and land development	(49)	(160)
Commercial and industrial	-	(69)
Consumer	(23)	(40)
Total charge-offs	(210)	(357)

Recoveries:
Commercial and industrial	5	-
Construction and land development	1	-
Consumer	9	5
Total recoveries	15	5

Net loans (charged-off) recovered	(195)	(352)
Provision for loan losses	320	495
Balance at end of period	$2,594	$2,469

BALANCES
Average total loans	$218,152	$206,951
Total net loans at end of period	$233,290	$214,084

RATIOS
Allowance for loan losses to average assets	0.73%	0.74%
Allowance for loan losses to loans at end of period	1.10%	1.15%

At or for the
Year Ended
12/31/2010
(Dollars in thousands)

Balance at beginning of period	$2,211

Charge-offs:
Real estate:
Residential	-
Commercial	-
Construction and land development	-
Commercial and industrial	(627)
Consumer	(20)
Total charge-offs	(647)

Recoveries:
Commercial and industrial	1
Construction and land development	-
Installment loans to individuals	6
Total recoveries	7

Net loans (charged-off) recovered	(640)
Provision for loan losses	755
Balance at end of period	$2,326

BALANCES
Average total loans	$202,181
Total net loans at end of period	$202,792

RATIOS
Allowance for loan losses to average assets	0.80%
Allowance for loan losses to loans at end of period	1.14%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

(Dollars in Thousands)

	12/31/2014		12/31/2013
	Allocation of	% of loans	Allocation of	% of loans
	Allowance	by Category	Allowance	by Category
Real estate - residential	$1,085	49.2%	$1,189	49.4%
Real estate - commercial	738	18.8%	748	17.5%
Real estate - construction and land development	249	3.7%	211	2.8%
Commercial and industrial	227	6.9%	239	9.7%
Home equity	324	16.0%	303	16.8%
Consumer	134	5.4%	102	3.8%
Unallocated	4	0.0%	-	-
Total	$2,761	100.0%	$2,792	100.0%

	12/31/2012		12/31/2011
	Allocation of	% of loans	Allocation of	% of loans
	Allowance	by Category	Allowance	by Category
Real estate - residential	1,051	50.3%	$750	46.1%
Real estate - commercial	586	17.9%	573	18.4%
Real estate - construction and land development	142	1.3%	22	0.7%
Commercial and industrial	219	6.6%	422	7.8%
Home equity	362	19.2%	342	22.4%
Consumer	99	4.7%	194	4.6%
Unallocated	135	-	166	-
Total	$2,594	100.0%	$2,469	100.0%

	12/31/2010
	Allocation of	% of loans
	Allowance	by Category
Real estate - residential	$838	49.1%
Real estate - commercial	465	15.3%
Real estate - construction and land development	68	2.4%
Commercial and industrial	410	7.7%
Home equity	360	23.3%
Consumer	94	2.2%
Unallocated	91	-
Total	$2,326	100.0%

Deposits

Deposits are the Bank’s primary source of funds. At December 31, 2014, the Bank had a deposit mix of 44.4% checking, 38.3% savings and 17.3% certificates of deposit. Thirty-three percent of the total deposits of $356 million were noninterest bearing. At December 31, 2013, the Bank had a deposit mix of 43% checking, 37.5% savings and 19.5% certificates of deposit. Thirty-two percent of the total deposits of $359 million were noninterest bearing at December 31, 2013. At December 31, 2012, the Bank had a deposit mix of 42% checking, 37% savings, and 21% certificates of deposit. Twenty-seven percent of the total deposits of $340 million were noninterest bearing at December 31, 2012. At December 31, 2014, $46.0 million of the Bank’s deposits were from public sources compared to $54.6 million of the Bank’s deposits at December 31, 2013 and $45.7 million of the Bank’s deposits at December 31, 2012. The Bank’s net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank’s deposits are obtained from a cross-section of the communities it serves. No material portion of the Bank’s deposits has been obtained from or is dependent upon any one person or industry. The Bank’s business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers, and such deposits are priced to remain competitive. Through the Promontory Interfinancial Network’s Certificate of Deposit Accounts Registry Service (CDARS) program, the Bank had brokered deposits of $1.0 million as of December 31, 2014, $2.0 million as of December 31, 2013 and $4.5 million as of December 31, 2012.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following tables summarize the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2014, 2013 and 2012.

AVERAGE DEPOSITS

(Dollars in Thousands)

	For the Year Ended		For the Year Ended		For the Year Ended
	12/31/2014		12/31/2013		12/31/2012
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
Demand deposits	$108,744	0.00%	$95,965	0.00%	$72,464	0.00%
NOW deposits	38,729	0.08%	35,529	0.08%	44,630	0.09%
Savings deposits	152,488	0.18%	147,657	0.17%	135,130	0.16%
Time deposits	65,787	0.82%	72,344	0.85%	75,430	1.04%
Total average deposits	$365,748	0.23%	$351,495	0.25%	$327,654	0.32%

The following tables indicate the maturity schedule for the Bank’s time deposits of $100,000 or more as of December 31, 2014, 2013 and 2012.

SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE

(Dollars in Thousands)

	December 31, 2014		December 31, 2013		December 31, 2012

	Balance	% of total	Balance	% of total	Balance	% of total
Three months or less	$9,986	37.5%	$7,987	26.9%	$10,169	32.5%
Over three through six months	3,349	12.6%	4,913	16.5%	3,180	10.1%
Over six through twelve months	3,868	14.5%	5,913	19.9%	5,960	19.0%
Over twelve months	9,447	35.4%	10,890	36.7%	12,022	38.4%
Total	$26,650	100.0%	$29,703	100.0%	$31,331	100.0%

Liquidity and Asset-Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, borrowings and the acquisition of additional deposit liabilities.

One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include deposits received through deposit brokers and deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. The Company is a member of Promontory Interfinancial Network’s Certificate of Deposit Accounts Registry Service (CDARS). This allows the Company to offer its customers FDIC insurance on deposits in excess of $250,000, which reflects the current deposit insurance limits in effect, by placing the deposits in the CDARS network. Accounts placed in this manner are considered brokered deposits. As of December 31, 2014, the Company had $1.0 million of deposits in the CDARS network compared to $2.0 million of deposits in the CDARS network as of December 31, 2013. The Company had no other brokered deposits as of December 31, 2014 and December 31, 2013.

Liquidity of a financial institution, such as a bank, is measured based on its ability to have liquid assets sufficient to meet its short-term obligations. The net sum of liquid assets less anticipated current obligations represents the basic liquidity surplus of the Company. The Company maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities to meet its obligations for anticipated depositors’ demands in the near future. As of December 31, 2014, the Company held $13.2 million in cash and cash equivalents, net of required Federal Reserve Board reserves of $6.6 million, and $66.6 million in available-for-sale securities, net of pledged investments of $17.2 million, for total liquid assets of $79.8 million. As of December 31, 2013, the Company held $31.1 million in cash and cash equivalents, net of required Federal Reserve Board reserves of $7.5 million, and $72.0 million in available-for-sale securities, net of pledged investments of $15.4 million, for total liquid assets of $103.1 million. As of December 31, 2014, the Company’s anticipated short-term liability obligations were $61.0 million, which resulted in a basic liquidity surplus of $18.8 million that represented 5% of total assets. As of December 31, 2013, the Company’s anticipated short-term liability obligations were $75.8 million, which resulted in a basic liquidity surplus of $27.3 million that represented 6% of total assets.

The careful planning of asset and liability maturities, and the matching of interest rates to correspond with these maturities, is an integral part of the active management of an institution’s net yield. To the extent that maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched re-pricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, management takes into account the rates and maturities offered in connection with its certificates of deposit and provides for the extension of variable rate loans to borrowers. The Company has generally been able to control its exposure to changing interest rates by maintaining floating interest rate loans, shorter term investments and a majority of its time certificates of deposit with relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank’s interest-sensitive assets and interest-sensitive liabilities as of December 31, 2014, 2013 and 2012, using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered interest rate-sensitive within a specified period when it can be re-priced or matures within its contractual terms.

INTEREST RATE SENSITIVITY

(Dollars in thousands)

	December 31, 2014
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$5	$-	$-	$-	$5
Available-for-sale securities (at fair value)	2,912	14,383	40,878	25,632	83,805
Total loans	116,312	27,477	93,575	47,483	284,847
	$119,229	$41,860	$134,453	$73,115	$368,657

Rate sensitive liabilities
NOW deposits	$2,013	$-	$-	$38,819	$40,832
Savings deposits	81,760	-	-	54,566	136,326
Time deposits	19,335	22,673	19,638	-	61,646
Securities sold under agreements to repurchase	3,921	-	-	-	3,921
FHLB advances	17,500	-	-	-	17,500
	$124,529	$22,673	$19,638	$93,385	$260,225

Interest rate sensitivity gap	$(5,300)	$19,187	$114,815	$(20,270)	$108,432
Cumulative gap	$(5,300)	$13,887	$128,702	$108,432

Cumulative gap ratio to total assets	-1%	3%	31%	27%

INTEREST RATE SENSITIVITY

(Dollars in thousands)

	December 31, 2013
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$724	$-	$-	$-	$724
Available-for-sale securities (at fair value)	2,503	7,031	48,724	29,191	87,449
Total loans	105,032	26,646	93,986	52,788	278,452
	$108,259	$33,677	$142,710	$81,979	$366,625

Rate sensitive liabilities
NOW deposits	$1,863	$-	$-	$35,391	$37,254
Savings deposits	88,056	-	-	48,190	136,246
Time deposits	15,991	29,170	23,828	-	68,989
Securities sold under agreements to repurchase	4,390	-	-	-	4,390
FHLB advances	30,000	-	-	-	30,000
	$140,300	$29,170	$23,828	$83,581	$276,879

Interest rate sensitivity gap	$(32,041)	$4,507	$118,882	$(1,602)	$89,746
Cumulative gap	$(32,041)	$(27,534)	$91,348	$89,746

Cumulative gap ratio to total assets	-7%	-6%	22%	22%

	December 31, 2012
	Due within	Due in	Due after One	Due after
	Three	Three to Twelve	Year to Five	Five
	Months	Months	Years	Years	Total
Rate sensitive assets
Federal funds sold & overnight deposits	$2,094	$-	$-	$-	$2,094
Available-for-sale securities (at fair value)	8,559	26,607	34,241	22,413	91,820
Total loans	81,542	22,740	82,475	48,286	235,043
	$92,195	$49,347	$116,716	$70,699	$328,957

Rate sensitive liabilities
NOW deposits	$2,402	$-	$-	$45,640	$48,042
Savings deposits	84,996	-	-	42,230	127,226
Time deposits	17,878	28,349	26,244	-	72,471
Securities sold under agreements to repurchase	3,569	-	-	-	3,569
FHLB advances	-	-	-	-	-
	$108,845	$28,349	$26,244	$87,870	$251,308

Interest rate sensitivity gap	$(16,650)	$20,998	$90,472	$(17,171)	$77,649
Cumulative gap	$(16,650)	$4,348	$94,820	$77,649

Cumulative gap ratio to total assets	-4%	1%	25%	21%

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank’s interest rate sensitivity position. To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates. This process allows the Bank to explore complex relationships among re-pricing assets and liabilities over time in various interest rate environments.

The Company’s Executive Committee meets at least quarterly to monitor the Bank’s investments and liquidity needs and oversee its asset-liability management. Between meetings of the Executive Committee, management oversees the Bank’s liquidity.

Capital Reserve

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) defines specific capital categories based upon an institution’s capital ratios. The capital categories, in declining order, are: (i) “well capitalized”; (ii) “adequately capitalized”; (iii) “under-capitalized”; (iv) “significantly under-capitalized”; and (v) “critically under-capitalized”. Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an “under-capitalized” bank: restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is “significantly under-capitalized”, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks, and restrict compensation to any senior executive officer. When a bank becomes “critically under-capitalized” (for periods prior to January 1, 2015, that meant a ratio of tangible equity to total assets equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains “critically under-capitalized” during the calendar quarter beginning 270 days after the date on which the bank became “critically under-capitalized.”

Prior to January 1, 2015, the regulations implementing these provisions of FDICIA provided that a bank would be classified as “well capitalized” if it (i) had a Tier 1 leverage ratio of at least 5%, (ii) had a Tier 1 risk-based capital ratio of at least 6%, (iii) had a total risk-based capital ratio of at least 10%, and (iv) met certain other requirements. A bank would be classified as “adequately capitalized” if it (i) had a Tier 1 leverage ratio of (a) at least 4%, or (b) at least 3% if the bank was rated 1 in its most recent examination and was not experiencing or anticipating significant growth, (ii) had a Tier 1 risk-based capital ratio of at least 4%, (iii) had a total risk-based capital ratio of at least 8%, and (iv) did not meet the definition of “well capitalized.” A bank would be classified as “undercapitalized” if it (i) had a Tier 1 leverage ratio of (a) less than 4%, or (b) less than 3% if the bank was rated 1 in its most recent examination and was not experiencing or anticipating significant growth, (ii) had a Tier 1 risk-based capital ratio of less than 4%, or (iii) had a total risk-based capital ratio of less than 8%. A bank would be classified as “significantly undercapitalized” if it (i) had a Tier 1 leverage ratio of less than 3%, (ii) had a Tier 1 risk-based capital ratio of less than 3%, or (iii) had a total risk-based capital ratio of less than 6%. An institution would be classified as “critically undercapitalized” if it had a tangible equity to total assets ratio that was equal to or less than 2%. An insured depository institution may be deemed to be in a lower capitalization category if the FDIC has determined (i) that the insured depository institution is in unsafe or unsound condition or (ii) that, in the most recent examination of the insured depository institution, the insured depository institution received and has not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity.

As of December 31, 2014, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” prior to January 1, 2015, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based ratios as set forth in the table below. Management of the Bank believes there are no conditions that have changed the Bank’s category since December 31, 2014.

The following table presents the amounts of regulatory capital and capital ratios for the Bank compared to the minimum regulatory capital requirements to be categorized as “well capitalized” as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Ratio	Capital Minimum Requirement	Ratio	Capital Minimum Requirement

Tier 1 leverage ratio	7.17%	5.00%	7.09%	5.00%
Tier 1 risk-based ratio	11.69%	6.00%	11.92%	6.00%
Total risk-based ratio	12.80%	10.00%	13.08%	10.00%

The risk-based capital guidelines prior to January 1, 2015 were based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors and regulators from the major industrialized countries that develops broad policy guidelines for use by each country’s supervisors in determining the supervisory policies they apply.

In December 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions, referred to as Basel III. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital, and total capital ratios, as well as maintaining a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will be phased-in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity will be phased-in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019. The Basel Committee also announced that a countercyclical buffer of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances as an extension of the conservation buffer.

In July 2013, as part of the new capital regulations, the Federal Reserve Board and the FDIC revised their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of Basel III and address relevant provisions of the Dodd-Frank Act. The Federal Reserve Board’s final rule, as amended, and the FDIC’s interim final rule apply to all depository institutions, top-tier bank holding companies, and top-tier savings and loan holding companies with total consolidated assets of $1.0 billion or more (“banking organizations”). Among other things, the rules establish a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets) and increase the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets). Banking organizations will also be required to have a total capital ratio of 8% (unchanged from current rules) and a Tier 1 leverage ratio of 4% (unchanged from current rules). The rules also limit a banking organization’s ability to pay dividends, engage in share repurchases or pay discretionary bonuses if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The rules became effective for the Company and the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning in January 1, 2016 at 0.625% of common equity Tier 1 capital to risk-weighted assets and would increase by that amount each year until fully implemented in January 2019 at 2.5% of common equity Tier 1 capital to risk-weighted assets. Management is currently evaluating the provisions of these rules and their expected impact on the Company and the Bank.

With respect to the Bank, the FDIC also revised its prompt corrective action rules by (i) introducing a Common Equity Tier 1, or CET1, ratio requirement at each capital quality level (other than critically undercapitalized); (ii) increasing the minimum Tier 1 capital ratio requirement for each category; and (iii) requiring a leverage ratio of 5 percent to be well-capitalized. Effective as of January 1, 2015, the FDIC’s regulations implementing these provisions of FDICIA provide that an institution will be classified as “well capitalized” if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 8.0 percent, (iii) has a CET1 ratio of at least 6.5 percent, (iv) has a Tier 1 leverage ratio of at least 5.0 percent, and (v) meets certain other requirements. An institution will be classified as “adequately capitalized” if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a CET1 ratio of at least 4.5 percent, (iv) has a Tier 1 leverage ratio of at least 4.0 percent, and (v) does not meet the definition of “well capitalized.” An institution will be classified as “undercapitalized” if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 6.0 percent, (iii) has a CET1 ratio of less than 4.5 percent or (iv) has a Tier 1 leverage ratio of less than 4.0 percent. An institution will be classified as “significantly undercapitalized” if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, (iii) has a CET1 ratio of less than 3.0 percent or (iv) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as “critically undercapitalized” if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies. When the capital conservation buffer is fully phased in, the capital ratios applicable to depository institutions will exceed the ratios to be considered well-capitalized under the prompt corrective action regulations.

Inflation

The impact of changes in the general price level of goods or services on financial institutions, either through inflation or deflation, may differ significantly from the impact exerted on other companies. Banks, as financial intermediaries, have numerous assets and liabilities whose values are affected by both inflation and deflation. This is especially true for companies, such as a bank, with a high percentage of interest-rate-sensitive assets and liabilities. Banks seek to reduce the impact of inflation or deflation, and the coincident increase or decrease in interest rates, by managing their interest-rate-sensitivity gap. The Company attempts to manage its interest-rate-sensitivity gap and to structure its mix of financial instruments in order to minimize the potential adverse effects inflation or deflation may have on its net interest income and, therefore, its earnings and capital.

Based on the Company’s interest-rate-sensitivity position, the Company may be adversely affected by changes in interest rates in the short term. As such, management of the money supply and interest rates by the Federal Reserve to control the general price level of goods or services has an indirect impact on the earnings of the Company. Also, changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans made by the Company.

CHANGES IN CERTIFYING ACCOUNTANT

The Company was notified that Shatswell, MacLeod & Company, P. C. (“Shatswell”), the Company’s independent registered public accounting firm, combined its audit practice (the “Merger”) with Baker Newman & Noyes, P. A., LLC (“BNN”). As a result of the Merger, effective August 17, 2015, Shatswell resigned as the Company’s independent registered public accounting firm and BNN, as the successor to Shatswell following the Merger, was engaged as the Company’s independent registered public accounting firm. The Company’s Audit Committee was notified of the Merger and the effective resignation of Shatswell and approved the engagement of BNN.

During the years ended December 31, 2014 and 2013, and the subsequent interim period prior to the engagement of BNN on August 17, 2015, (i) the Company did not consult with BNN regarding the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered by BNN on the Company’s financial statements, (ii) BNN did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, and (iii) the Company did not consult with BNN regarding any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The reports of Shatswell on the financial statements of the Company for the years ended December 31, 2014 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits for the years ended December 31, 2014 and 2013 and reviews of the Company’s financial statements through August 17, 2015, there were no disagreements with Shatswell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Shatswell, would have caused Shatswell to make reference thereto in its reports, and there have been no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company previously provided Shatswell with a copy of the foregoing disclosure and requested that Shatswell furnish the Company with a letter addressed to the SEC stating whether it agreed with the above statements and, if it did not agree, the respects in which it did not agree. A copy of Shatswell’s letter, dated August 17, 2015, was filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K filed on August 18, 2015 with the SEC.

BUSINESS

General

SBT Bancorp, Inc. is the holding company for The Simsbury Bank & Trust Company, Inc. The Company was incorporated in the State of Connecticut on February 17, 2006. The Company became the Bank’s sole shareholder pursuant to a reorganization that occurred on March 7, 2006. The Company’s only business is its investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services. The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995. The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System.

The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer LPL Financial Corporation. In May of 2010, the Bank formed NERE Holdings, Inc., a subsidiary to hold real estate primarily acquired through foreclosures. In January of 2011, the Bank formed Simsbury Bank Passive Investment Company, a subsidiary Passive Investment Company (PIC). Under current State of Connecticut statutes, Simsbury Bank Passive Investment Company is not subject to Connecticut corporation business taxes.

Locations

The Bank’s main office and its corporate offices are located in the town of Simsbury, Connecticut. The Bank has branch offices in the towns of Granby, Avon and Bloomfield, Connecticut and the Bank has received approval to open a fifth full service branch in West Hartford, Connecticut in early 2016. The Bank also maintains mortgage loan production offices in Warwick, Rhode Island, and Mansfield, Massachusetts. Services to the Bank’s customers are also provided through Simsbury Bank Online Internet and Mobile banking platforms. Mobile deposit capture is offered through the Mobile banking platform. The Bank’s customer base consists primarily of individual consumers and small businesses in north central Connecticut. The Bank has in excess of 21,000 deposit accounts.

Commercial Banking

The Bank’s commercial loan portfolio has grown 73.7% since June 30, 2012, while the Bank’s loan-to-deposit ratio has increased to 90% from 72% during the same period. The Bank offers a full range of commercial banking services and products to small and middle market businesses with borrowing needs of typically up to $4 million in its primary and secondary market areas through a variety of commercial loans and deposit products including commercial and industrial (“C&I”) lending and owner-occupied commercial real estate lending. The Bank’s chief commercial banking officer leads our commercial relationship managers with over 30 years of experience in the Hartford County market, including prior experience at Fleet Bank, Webster Bank and Citizens Bank. The Bank’s C&I relationship management team consists of four officers who each have over 20 years of experience in the banking industry. They each have developed a local identity in the communities we serve through their involvement in a variety of non-profit and civic organizations as well as charitable contributions. We have two commercial relationship managers with over 70 years of combined experience who specialize in construction lending and have recently added a relationship manager with over 30 years of experience with a focus on residential homeowner association lending. The Bank has a dedicated cash management officer who focuses on the growth and development of cash management products and services. With a total of over 22,000 businesses located in Hartford County, management believes that there are opportunities to increase our commercial banking relationships.

Mortgage Banking

The Bank offers a wide variety of residential mortgage products as well as home equity lines and loans throughout portions of southern New England, which includes Connecticut, Rhode Island and Massachusetts. The Bank offers a full range of one to four family residential loans, including conventional fixed rate mortgages, FHA/VA first mortgages, jumbo first mortgages, adjustable rate mortgages (ARM’s) and construction mortgages. Conventional, jumbo and FHA mortgages are typically underwritten to secondary market standard guidelines and are primarily sold into the secondary market. The Bank seeks to hire established, experienced mortgage loan advisors with a successful track record of originating mortgage loans consistently on a monthly basis. The mortgage banking management team is continually focused on improving efficiencies in the mortgage banking business line. The Bank also operates a wholesale mortgage business through a channel of approximately twenty mortgage brokers. The wholesale business has improved the efficiencies of the mortgage underwriting and processing group through the utilization of excess capacity of the fixed costs associated with this group as mortgage originations tend to fluctuate with seasonality and changes in interest rates. Wholesale loans are originated by the mortgage brokers, underwritten by the Bank and typically sold into the secondary market. During the first six months of 2015, the Bank originated $37.4 million in loans through the wholesale and retail channels. Gains related to the sale of mortgage loans have increased to $502,000 for the first six months of 2015 from $110,000 for the same period in the prior year. In addition, the Bank maintains a portfolio of loans serviced for others. The loans serviced for others portfolio has grown to $202 million or one thousand loans.

Retail Banking

The overall deposit portfolio has grown approximately 7.3% annually since 2009 while demand deposits have grown approximately 22% annually during the same period. From June 30, 2009 through June 30, 2014, deposits increased 26% at the Avon branch, 42% at the Simsbury branch, 50% at the Granby branch, and 56% at the Bloomfield branch. Noninterest bearing deposits represent 33% of the Bank’s total deposit base, and as a result, the Bank has one of the lowest cost of funds as compared to all retail banks headquartered in the State of Connecticut. The Bank offers FDIC-insured deposits products and services including checking, savings, health savings accounts (HSA), IRA accounts and 401(k) rollover accounts as well as safe deposit box and other customary non-deposit banking services. The Bank also offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer, LPL Financial Corporation. The Bank has five ATMs: two at its main office and one each at the other existing branch offices. The ATMs generate activity fees based upon utilization by other banks’ customers.

Market Area

The towns of Simsbury, Avon, Bloomfield, Granby, and West Hartford, which comprise the Bank’s primary market area, are located in north central Connecticut, west of the Connecticut River near the northern corner of Hartford. They are located a short distance from downtown Hartford. Hartford County is home to a number of S&P 500 companies, including United Technologies Corp., The Hartford Financial Services Group Inc., Aetna Inc. and Stanley Black & Decker, Inc. Other nearby large employers include Cigna Corporation, The Traveler’s Companies, Inc., ESPN, UConn Health Center and The Jackson Laboratory.

All five towns are situated near Interstate Routes 91 and 84. Bradley International Airport is located nearby and provides a convenient alternative to road and rail systems for passengers and cargo. The road network from each of the towns included in the Bank’s secondary market of Barkhamsted, Canton, East Granby and New Hartford leads through its primary market towns. Residents of the secondary marketing communities, therefore, may travel near the Bank's offices and find it convenient to bank there.

These towns are some of the most attractive and affluent markets located in Connecticut. Based on the most current information available, the Bank's primary and secondary markets have a median household income of $92,122. This household income level places the Bank’s overall market approximately 33% above the median income of all Connecticut's households. Compared to the nation as a whole, the median income in the Bank’s primary and secondary market is approximately 74% greater than the median income for all U.S. households. By themselves, the towns of Simsbury and Avon have median household incomes of over $115,286, placing them 66% above the median income of all households in Connecticut and 117% above the median income for all U.S. households.

Educational attainment in the Bank’s primary and secondary markets is similarly high. Fifty four percent of the residents aged twenty-five and over in the nine towns are college graduates. In Avon, Bloomfield, Granby and Simsbury, the percentage of residents aged twenty-five and over who are college graduates averages 57%. In addition, per U.S. News & World Report rankings, Simsbury High School and Avon High School are among the top high schools in the State of Connecticut (ranked #6 and #22, respectively, out of a total of 193 high schools in Connecticut).

Hartford County is the second largest deposit market in the state of Connecticut, which management believes provides opportunities to grow the Bank’s deposit base. The total amount of current deposits in Hartford County is $36.5 billion, which is approximately one-third of total deposits in the State of Connecticut. Deposits in the Hartford County market have increased 33.5% since 2008. From a population perspective, there are roughly 900,000 individuals domiciled in Hartford County, which represents one-fourth of all residents in Connecticut. Additionally, the population has grown over the course of the past five years.

Market Share

The Bank holds the largest Connecticut headquartered bank market share in the Bank’s primary market of Simsbury, Granby, Avon, and Bloomfield. As of June 30, 2014, the top 3 banks were Bank of America with 27% of the market, the Bank with 17%, and Webster Bank with 14%. As of June 30, 2014, the top three banks in the total nine-town area of the Bank’s primary and secondary markets were Bank of America with 26% of the market and Simsbury Bank and Webster Bank tied with 14% of the market. As of June 30, 2014, Simsbury Bank held the largest deposit account market share in the town of Simsbury. The top three banks in Simsbury, by deposit account market share, were the Bank with 30% market share, followed by Bank of America (27%) and Webster Bank (14%). In Granby, the top three banks by deposit account market share as of June 30, 2014 were Windsor Federal (28%), the Bank (26%) and Bank of America (25%). As of June 30, 2014, the top three banks by deposit account market share in Avon were Bank of America (29%), Farmington Bank (15%) and People’s United Bank (13%). The Bank ranked sixth, with 9% of the deposit account market share. In Bloomfield, the top three banks by deposit account market share as of June 30, 2014 were Bank of America (25%), Webster Bank (22%), and Wells Fargo Bank (20%). The Bank ranked fifth, with 9% of the deposit account market share.

Competition

The Bank competes for loans, deposits and financial services customers in Hartford County with other commercial banks, savings and loan associations, securities and brokerage companies, credit unions, and other non-bank financial service providers. Many of these competitors are much larger nationwide and regional commercial banks with multi-billion dollars in assets that have grown rapidly, have greater access to capital markets and can offer a broader array of financial services than the Bank. In order to compete with these other financial services providers, the Bank relies principally upon its strong reputation for excellent customer service, personal relationships with customers established by its officers, directors and employees, advertising and public relations, local decision making, strong product features and competitive pricing, and advanced technology.

Simsbury is served by seven depository institutions with a total of seven offices. Of these institutions, there are four commercial banks, one savings bank and two credit unions. Avon is served by eight depository institutions with nine offices, six of which are commercial banks and three of which are savings banks. Granby is served by five depository institutions with the same number of offices, two of which are commercial banks and four of which are savings banks. Bloomfield is served by eleven depository institutions with thirteen offices, four of which are commercial banks, three of which are savings banks, and four of which are credit unions. The total nine-town area of the Bank’s primary and secondary markets is served by twenty institutions.

The Hartford County market continues to consolidate through transactions occurring amongst local, regional and national banks. Additionally, there have been no de novo openings in the market in the past 10 years. The fracturing as a result of merger activity presents an opportunity for the bank to retain new disenfranchised customers.

Employees

Martin Geitz is the President and Chief Executive Officer of the Company and has held these positions since 2004. Mr. Geitz has also been a member of the Board of Directors of the Company since 2005. He brings over 30 years of senior management experience in banking, including a lengthy career with Fleet Bank, to the Company. Mr. Geitz is a member of the board of directors of the Federal Home Loan Bank of Boston. He is a Trustee and Treasurer of Simsbury Free Library, Trustee of McLean Affiliates, Inc., past Chairman of the Connecticut Bankers Association and past President of the Connecticut Community Bankers Association. Six members of the Board of Directors of the Company have been directors continuously since the Bank commenced operations in 1995. The members of the Board of Directors of the Company are predominately local, long-time residents and business people who are active in the local communities that the Bank serves.

At June 30, 2015, the Bank employed a total of 88 people, which consisted of 75 full-time employees and 13 part-time employees. During the past eighteen months, management has reduced the total number of employees by 18 people, primarily by reducing back office employees as technology has replaced some of the functions performed by these back office employees. These reductions in back office employees were partially offset by the hiring of commercial banking sales and service personnel as the Bank expanded its commercial banking business. Management continually focuses on leveraging the use of technology to drive down costs, gain efficiencies and improve customer service. Neither the Company’s employees nor the Bank’s employees are represented by any union or other collective bargaining agreement, and the Company and the Bank believe their employee relations are satisfactory.

Capital Management

During the third quarter of 2011, the Company received $9 million in capital through the Small Business Lending Fund (the “SBLF”) administered by the United States Department of the Treasury (the “Treasury”). The Treasury created the SBLF to encourage banks to increase lending to small businesses by providing capital to eligible banks at an adjustable dividend rate based on the volume of qualified lending. As part of its participation in the SBLF program, the Company issued 9,000 shares of its Senior Non-Cumulative Perpetual Preferred Stock (the “SBLF Preferred Stock”) to the Treasury in consideration for $9 million. The Company used approximately $4.3 million of the proceeds to redeem all of the outstanding shares of preferred stock issued to the Treasury under the Treasury’s Capital Purchase Program (“CPP”), and the remaining $4.7 million was used to support growth in the Bank’s balance sheet. The Company’s initial weighted average dividend rate on the SBLF Preferred Stock was 3%. However, as a result of its increased lending, the Company’s current weighted average dividend rate has been reduced to 1%. In the first quarter of 2016, the dividend rate will increase to 9.0%.

On October 15, 2015, the Company raised approximately $7.2 million through the issuance of $7.5 million in unsecured subordinated debt in a private placement to an institutional investor. The Company intends to use the subordinated debt proceeds to redeem a portion of the 9,000 shares of SBLF Preferred Stock that the Company issued to the Treasury as part of its participation in the SBLF program, to support the growth of the Bank, including the Bank's expansion into the West Hartford, Connecticut market through the opening of a new branch office and the growth of the Bank's loan portfolio, and for other general corporate purposes. The Company also intends to use a portion of the proceeds of this offering to redeem a portion of the 9,000 shares of SBLF Preferred Stock prior to December 31, 2015.

Based on its recent historical stock price, the Company has a dividend yield of approximately 2.5%. The Company has paid a dividend in the amount of $0.14 since the fourth quarter of 2012. There have been no dividend cuts and a dividend consolidated average growth rate of 9.2% since 2009. Although the Company intends to pay dividends in future quarters, the Company is under no obligation to pay such dividends and may at any time cease paying dividends.

Credit Quality

The Bank’s loan portfolio was largely unscathed through the recent credit cycle. The Bank’s average charge-off ratio during the past five years was 13 basis points with the highest charge-off ratio being 31 basis points in 2010. Currently, the Bank has one of the top credit quality ratings in the State of Connecticut, which include some of the lowest charge-off and delinquency metrics, while increasing its loan to deposit ratio to 90% from 62% at December 31, 2011. We have a strict internal review process to verify credit quality and risk classifications and have implemented a program engaging an independent third party loan consultant to perform an annual review of certain new and renewed loans.

Investment Portfolio

The Bank’s Investment Policy permits the Bank to invest in mortgage-backed securities. It is the policy of the Bank to invest in mortgage-backed securities that have no more risk than the underlying mortgages. While the Investment Policy also permits the Bank to invest in preferred stock issued by the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC), the Bank has not made any such investments since 2001 and no investments of this type are anticipated.

SUPERVISION AND REGULATION

Banks and bank holding companies are extensively regulated under both federal and state law. Set forth below are brief summaries of various aspects of the supervision and regulation of the Company and the Bank. These summaries do not purport to be complete and are qualified in their entirety by reference to applicable laws, rules and regulations.

As a bank holding company, the Company is regulated by and subject to the supervision of the Federal Reserve Board and is required to file with the Federal Reserve Board an annual report and such other information as may be required. The Federal Reserve Board has the authority to conduct examinations of the Company as well.

The Bank Holding Company Act of 1956 (the “BHC Act”) limits the types of companies which the Company may acquire or organize and the activities in which they may engage. In general, a bank holding company and its subsidiaries are prohibited from engaging in or acquiring control of any company engaged in non-banking activities unless such activities are so closely related to banking or managing and controlling banks as to be a proper incident thereto. Activities determined by the Federal Reserve Board to be so closely related to banking within the meaning of the BHC Act include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation service; operating a collection agency; and providing certain courier services. The Federal Reserve Board also has determined that certain other activities, including real estate brokerage and syndication, land development, property management, and underwriting of life insurance unrelated to credit transactions, are not closely related to banking and, therefore, are not proper activities for a bank holding company.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of, or direct or indirect ownership or control of more than five percent of the voting shares of, any bank. Subject to certain limitations and restrictions, a bank holding company, with the prior approval of the Federal Reserve Board, may acquire an out-of-state bank.

In November 1999, Congress amended certain provisions of the BHC Act through passage of the Gramm-Leach-Bliley Act. Under this legislation, a bank holding company may elect to become a “financial holding company” and thereby engage in a broader range of activities than would be permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined under Federal Reserve Board regulations and all such subsidiaries must have achieved a rating of “Satisfactory” or better with respect to meeting community credit needs. Pursuant to the Gramm-Leach-Bliley Act, financial holding companies are permitted to engage in activities that are “financial in nature” or incidental or complementary thereto, as determined by the Federal Reserve Board. The Gramm-Leach-Bliley Act identifies several activities as “financial in nature,” including, among others, insurance underwriting and agency activities, investment advisory services, merchant banking and underwriting, and dealing in or making a market in securities.

The Company believes that it meets the regulatory criteria that would enable it to elect to become a financial holding company. At this time, the Company has determined not to make such an election, although it may do so in the future.

The Gramm-Leach-Bliley Act also makes it possible for entities engaged in providing various other financial services to form financial holding companies and form or acquire banks. Accordingly, the Gramm-Leach-Bliley Act makes it possible for a variety of financial services firms to offer products and services comparable to the products and services offered through the Company’s subsidiaries.

There are various statutory and regulatory limitations regarding the extent to which present and future banking subsidiaries of the Company can finance or otherwise transfer funds to the Company or its non-banking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases, including regulatory limitation on the payment of dividends directly or indirectly to the Company from the Bank. Federal bank regulatory agencies also have the authority to limit further the Bank’s payment of dividends based on such factors as the maintenance of adequate capital for such subsidiary bank, which could reduce the amount of dividends otherwise payable.

Under the policy of the Federal Reserve Board, the Company is expected to act as a source of financial and managerial strength to its banking subsidiary and to commit resources to support its banking subsidiary in circumstances where the Company might not do so absent such policy. In addition, any subordinated loans by the Company to its banking subsidiary would also be subordinate in right of payment to depositors and obligations to general creditors of such banking subsidiary.

The Federal Reserve Board has established capital adequacy guidelines for bank holding companies that are similar to the FDIC capital requirements for banks described below under the heading “Capital Standards.” The Company exceeded all current regulatory capital requirements and is considered “well capitalized” as of June 30, 2015 and December 31, 2014.

The Bank, as a Connecticut state-chartered bank, is subject to supervision, periodic examination and regulation by the Connecticut Commissioner of Banking (the “Commissioner”) and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors, and ultimately, to terminate a bank's deposit insurance, which for a Connecticut state-chartered bank would result in a revocation of the bank's charter. The Commissioner has many of the same remedial powers.

The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the Bank is subject to deposit insurance assessments by the FDIC (See “Premiums for Deposit Insurance”). Although the Bank is not a member of the Federal Reserve System, it is nevertheless subject to certain regulations of the Board of Governors of the Federal Reserve System.

Various requirements and restrictions under the laws of the State of Connecticut and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, and capital requirements. Further, the Bank is required to maintain certain levels of capital.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Act has and will continue to have a broad impact on the financial services industry, including significant regulatory and compliance changes such as, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act established a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the Office of the Comptroller of the Currency, and the FDIC.

Effective in July 2011, the Dodd-Frank Act eliminated federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. This significant change to existing law has not had an adverse impact on the Bank’s net interest margin.

The Dodd-Frank Act also changed the base for FDIC deposit insurance assessments. Assessments are now based on average consolidated total assets less tangible equity capital of a financial institution, rather than on deposits. The Dodd-Frank Act also increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per account. The legislation also increased the required minimum reserve ratio for the Deposit Insurance Fund, from 1.15% to 1.35% of insured deposits, and directed the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets, including the Bank.

The Dodd-Frank Act requires publicly traded companies to give their shareholders a non-binding vote on executive compensation (“say on pay”) and so-called “golden parachute” payments. It also provides that the listing standards of the national securities exchanges shall require listed companies to implement and disclose “clawback” policies mandating the recovery of incentive compensation paid to executive officers in connection with accounting restatements. Because the Company qualifies as a “smaller reporting company” under the rules of the Securities and Exchange Commission, the “say on pay” requirement became applicable to the Company at the Company’s 2013 annual meeting of shareholders.

The Dodd-Frank Act created the Consumer Financial Protection Bureau which has broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets, which authority does not extend to the Bank at this time since we do not meet the asset threshold.

The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk based capital requirements for bank and savings and loan holding companies, which exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities; however, bank holding companies with assets of less than $15 billion as of December 31, 2009 are permitted to include trust preferred securities that were issued before May 19, 2010 as Tier 1 capital and bank holding companies with assets of less than $500 million are permitted to continue to issue trust preferred securities and have them count as Tier 1 capital.

 It is difficult to predict at this time what specific impact the Dodd-Frank Act and certain yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum, they will increase the Company’s operating and compliance costs and could increase its interest expense.

The Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) implements a broad range of corporate governance and accounting measures for public companies (including publicly-held bank holding companies such as the Company) designed to promote honesty and transparency in corporate America. Sarbanes-Oxley’s principal provisions, many of which have been interpreted through regulations of the SEC, provide for and include, among other things: (i) the creation of an independent accounting oversight board; (ii) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iii) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements; (iv) internal control reporting requirements by management pursuant to Section 404 of Sarbanes-Oxley; (v) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (vi) an increase in the oversight of, and enhancement of, certain requirements relating to audit committees of public companies and how they interact with the company’s independent auditors; (vii) requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer; (viii) requirements that companies disclose whether at least one member of the audit committee is a “financial expert” (as such term is defined by the SEC); (ix) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (x) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions on non-preferential terms and in compliance with other bank regulatory requirements; (xi) disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; and (xii) a range of enhanced penalties for fraud and other violations. As a result of a provision of the Dodd-Frank Act, which, among other things, permanently exempted non-accelerated filers, such as the Company, from complying with the requirements of Section 404(b) of Sarbanes-Oxley, which requires a public company to include an attestation report from its independent registered public accounting firm on the public company’s internal control over financial reporting, this Annual Report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding the Company’s internal control over financial reporting.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”), designed to deny terrorists and others the ability to obtain access to the United States financial system, has significant implications for depository institutions, broker-dealers, and other businesses involved in the transfer of money. The PATRIOT Act, as implemented by various federal regulatory agencies, requires financial institutions, including the Company and the Bank, to implement new policies and procedures or amend existing policies and procedures with respect to, among other matters, anti-money-laundering, compliance, suspicious activity, currency transaction reporting, and due diligence on customers. The PATRIOT Act and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the Federal Reserve Board (and other federal banking agencies) to evaluate the effectiveness of an applicant in combating money-laundering activities when considering applications filed under the BHC Act or the Bank Merger Act.

Dividend Restrictions

The primary source of cash to pay dividends, if any, to the Company’s shareholders and to meet the Company’s obligations is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to Connecticut banking laws and the Federal Deposit Insurance Act (“FDIA”). Under Connecticut banking laws and the FDIA, a bank may not pay any dividends if, after paying such dividends, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in unsafe or unsound banking practices. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has issued a supervisory letter to bank holding companies that contains guidance on when the board of directors of a bank holding company should eliminate, defer or severely limit dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available from the immediately preceding year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The Federal Reserve Board’s policy further provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiary. Accordingly, a bank holding company may not pay dividends when it is insolvent. The letter also contains guidance on the redemption of stock by bank holding companies which urges bank holding companies to advise the Federal Reserve of any such redemption or repurchase of common stock for cash or other value which results in the net reduction of a bank holding company’s capital at the beginning of the quarter below the capital outstanding at the end of the quarter.

Capital Standards

The FDIC has adopted risk-based capital guidelines to which FDIC-insured, state-chartered banks that are not members of the Federal Reserve System, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to the differences in risk profiles among banking organizations. Banks are required to maintain minimum levels of capital based upon their total assets and total “risk-weighted assets.” For purposes of these requirements, capital is comprised of both Tier 1 and Tier 2 capital. Tier 1 capital consists primarily of common stock and retained earnings. Tier 2 capital consists primarily of loan loss reserves, subordinated debt, and convertible securities. In determining total capital, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital. A bank’s total “risk-based assets” are determined by assigning the bank’s assets and off-balance sheet items (e.g., letters of credit) to one of four risk categories based upon their relative credit risks. The greater the risk associated with an asset, the greater the amount of such asset that will be subject to capital requirements. Prior to January 1, 2015, banks had to satisfy the following three minimum capital standards to not be categorized as “under-capitalized”: (1) a Tier 1 leverage ratio of (a) at least 4%, or (b) at least 3% if the bank was rated 1 in its most recent examination and was not experiencing or anticipating significant growth, (ii) a Tier 1 risk-based capital ratio of at least 4%, and (iii) a total risk-based capital ratio of at least 8%.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) defines specific capital categories based upon an institution’s capital ratios. The capital categories, in declining order, are: (i) “well capitalized”; (ii) “adequately capitalized”; (iii) “under-capitalized”; (iv) “significantly under-capitalized”; and (v) “critically under-capitalized”. Under FDICIA and the FDIC’s prompt corrective action rules, the FDIC may take any one or more of the following actions against an “under-capitalized” bank: restrict dividends and management fees, restrict asset growth, and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is “significantly under-capitalized”, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks, and restrict compensation to any senior executive officer. When a bank becomes “critically under-capitalized” (for periods prior to January 1, 2015, that meant a ratio of tangible equity to total assets equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains “critically under-capitalized” during the calendar quarter beginning 270 days after the date on which the bank became “critically under-capitalized.”

Prior to January 1, 2015, the regulations implementing these provisions of FDICIA provided that a bank would be classified as “well capitalized” if it (i) had a Tier 1 leverage ratio of at least 5%, (ii) had a Tier 1 risk-based capital ratio of at least 6%, (iii) had a total risk-based capital ratio of at least 10%, and (iv) met certain other requirements. A bank would be classified as “adequately capitalized” if it (i) had a Tier 1 leverage ratio of (a) at least 4%, or (b) at least 3% if the bank was rated 1 in its most recent examination and was not experiencing or anticipating significant growth, (ii) had a Tier 1 risk-based capital ratio of at least 4%, (iii) had a total risk-based capital ratio of at least 8%, and (iv) did not meet the definition of “well capitalized.” A bank would be classified as “undercapitalized” if it (i) had a Tier 1 leverage ratio of (a) less than 4%, or (b) less than 3% if the bank was rated 1 in its most recent examination and was not experiencing or anticipating significant growth, (ii) had a Tier 1 risk-based capital ratio of less than 4%, or (iii) had a total risk-based capital ratio of less than 8%. A bank would be classified as “significantly undercapitalized” if it (i) had a Tier 1 leverage ratio of less than 3%, (ii) had a Tier 1 risk-based capital ratio of less than 3%, or (iii) had a total risk-based capital ratio of less than 6%. An institution would be classified as “critically undercapitalized” if it had a tangible equity to total assets ratio that was equal to or less than 2%. An insured depository institution may be deemed to be in a lower capitalization category if the FDIC has determined (i) that the insured depository institution is in unsafe or unsound condition or (ii) that, in the most recent examination of the insured depository institution, the insured depository institution received and has not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity.

The risk-based capital guidelines prior to January 1, 2015 were based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors and regulators from the major industrialized countries that develops broad policy guidelines for use by each country’s supervisors in determining the supervisory policies they apply.

In December 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions, referred to as Basel III. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital, and total capital ratios, as well as maintaining a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will be phased-in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity will be phased-in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019. The Basel Committee also announced that a countercyclical buffer of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances as an extension of the conservation buffer.

In July 2013, the Federal Reserve Board and the FDIC's new capital regulations included revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of Basel III and address relevant provisions of the Dodd-Frank Act. The Federal Reserve Board’s final rules, as amended, and the FDIC’s interim final rules apply to all depository institutions, top-tier bank holding companies and top-tier savings and loan holding companies with total consolidated assets of $1.0 billion or more (“banking organizations”). Among other things, the rules establish a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets) and increase the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets). Banking organizations will also be required to have a total capital ratio of 8% (unchanged from current rules) and a Tier 1 leverage ratio of 4% (unchanged from current rules). The rules also limit a banking organization’s ability to pay dividends, engage in share repurchases or pay discretionary bonuses if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The rules became effective for the Company and the Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning in January 1, 2016 at 0.625% of common equity Tier 1 capital to risk-weighted assets and would increase by that amount each year until fully implemented in January 2019 at 2.5% of common equity Tier 1 capital to risk-weighted assets.

With respect to the Bank, the FDIC also revised its prompt corrective action rules by (i) introducing a Common Equity Tier 1, or CET1, ratio requirement at each capital quality level (other than critically undercapitalized); (ii) increasing the minimum Tier 1 capital ratio requirement for each category; and (iii) requiring a leverage ratio of 5 percent to be well-capitalized. Effective as of January 1, 2015, the FDIC’s regulations implementing these provisions of FDICIA provide that an institution will be classified as “well capitalized” if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 8.0 percent, (iii) has a CET1 ratio of at least 6.5 percent, (iv) has a Tier 1 leverage ratio of at least 5.0 percent, and (v) meets certain other requirements. An institution will be classified as “adequately capitalized” if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a CET1 ratio of at least 4.5 percent, (iv) has a Tier 1 leverage ratio of at least 4.0 percent, and (v) does not meet the definition of “well capitalized.” An institution will be classified as “undercapitalized” if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 6.0 percent, (iii) has a CET1 ratio of less than 4.5 percent or (iv) has a Tier 1 leverage ratio of less than 4.0 percent. An institution will be classified as “significantly undercapitalized” if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, (iii) has a CET1 ratio of less than 3.0 percent or (iv) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as “critically undercapitalized” if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies. When the capital conservation buffer is fully phased in, the capital ratios applicable to depository institutions will exceed the ratios to be considered well-capitalized under the prompt corrective action regulations.

Safety and Soundness Standards

Federal law requires each federal banking agency to prescribe for depository institutions under its jurisdiction standards relating to, among other things: internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the “Guidelines”) to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit systems; credit underwriting; loan documentation; interest rate risk exposure; asset quality; earnings and compensation; and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard set by the Federal Deposit Insurance Act. The final regulations establish deadlines for submission and review of such safety and soundness compliance plans.

The federal banking agencies have also adopted final regulations for real estate lending that prescribe uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards, and loan-to-value limits that do not exceed the supervisory limits prescribed by the regulations.

Appraisals for “real estate-related financial transactions,” generally transactions with a value of $250,000 or more, must be conducted, depending on the value of the transaction, by either state-certified or state-licensed appraisers. State-certified appraisers are required for: all transactions with a transaction value of $1,000,000 or more; nonresidential transactions valued at $250,000 or more; and transactions of $250,000 or more involving "complex" 1-4 family residential properties. An appraisal or real estate “evaluation” executed by a state-licensed appraiser is required for all other federally related transactions and is to be performed annually. Federally related transactions include the sale, lease, purchase, investment in or exchange of real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.

Premiums for Deposit Insurance

The FDIC has implemented a risk-based assessment system under which an institution's deposit insurance premium assessment is based on the probability that the Deposit Insurance Fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the Deposit Insurance Fund.

The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The FDICIA, which includes provisions related to deposit insurance, requires the FDIC to establish a risk-based assessment system for all insured depository institutions. Under this legislation, the FDIC is required to establish an insurance premium assessment system based upon: (i) the probability that the insurance fund will incur a loss with respect to the institution, (ii) the likely amount of the loss, and (iii) the revenue needs of the insurance fund. In compliance with this mandate, the FDIC has developed a matrix that sets the assessment premium for a particular institution in accordance with its capital level and overall rating by the primary regulator. Under the matrix as currently in effect, the assessment rate ranges from 0 to 27 basis points of assessed deposits.

In February 2011, the FDIC adopted final rules to implement changes required by the Dodd-Frank Act with respect to the FDIC assessment rules. In particular, the definition of an institution's deposit insurance assessment base has been changed from total deposits to total assets less tangible equity. In addition, the FDIC revised its assessment rates. The changes were effective April 1, 2011. The new initial base assessment rates range from 5 to 9 basis points for Risk Category I banks to 35 basis points for Risk Category IV banks. Risk Category II and III banks will have an initial base assessment rate of 14 or 23 basis points, respectively. However, if the risk category of the Bank changes adversely, the Bank’s FDIC insurance premiums could increase.

Effective January 1, 2011, the FDIC increased the required designated reserve ratio from 1.25 to 2.00 in order to implement the phased-in statutory reserve ratio requirement. The Dodd-Frank Act also provided that as of January 1, 2013, the maximum deposit insurance coverage per account holder was $250,000 for all depository accounts, including non-interest bearing transaction accounts, money market accounts, NOW accounts and savings accounts.

The FDIC may further increase or decrease the assessment rate schedule in order to manage the Deposit Insurance Fund to prescribed statutory reserve ratio requirement levels. An increase in the risk category for the Bank or in the assessment rates could have an adverse effect on the Bank’s earnings. FDIC insurance of deposits may be terminated by the FDIC, after notice and hearing, upon finding by the FDIC that the insured institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule or order of, or conditions imposed by, the FDIC.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal”) was enacted to ease restrictions on interstate banking. Effective September 25, 1995, Riegle-Neal allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of, the assets of a bank located in a state other than such holding company’s home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for a minimum time period (not exceeding five years) specified by the statutory law of the host state. Riegle-Neal also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. Riegle-Neal does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in Riegle-Neal.

Community Reinvestment Act

Under the Community Reinvestment Act (“CRA”), as implemented by FDIC regulations, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not prescribe specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a banking institution, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) amended the CRA to require public disclosure of an institution’s CRA rating and require the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. The Bank’s latest CRA rating, received from the FDIC, was “satisfactory.”

Properties

The Company does not own any properties and leases each of its offices.

The Bank's main office is located at 981 Hopmeadow Street, Simsbury, Connecticut. The Bank leases its main office pursuant to a lease with a term that expires in 2016. The Bank has an option to renew the lease for an additional term of five years. The Bank also has the option to purchase the office during the fifth year of the lease (i.e., 2016). This lease also covers the building at 987 Hopmeadow Street that is being used as additional administrative offices and is partially subleased to small local businesses.

The Bank’s Granby branch office is located at 11 Hartford Avenue, Granby, Connecticut. The Bank leases this office pursuant to a lease with an initial term of fifteen years, that, by the terms of the lease expired in 2013, and which contains renewal options for a total of an additional ten years. The Bank has exercised a renewal option and the lease currently expires in 2018.

The Bank’s Avon branch office is located at 27 Dale Road, Avon, Connecticut. The Bank leases this office pursuant to a lease with an initial term of fifteen years, that, by the terms of the lease expired in 2014, and which contains renewal options for a total of an additional ten years. The Bank has exercised a renewal option and the lease currently expires in 2019.

The Bank’s Canton mortgage center is located at 250 Albany Turnpike, Canton, Connecticut. The Bank leases this office pursuant to a lease with an initial term of ten years, expiring in 2015, and which contains renewal options for a total of an additional fifteen years. The Bank notified the landlord of its intention not to renew and extend this lease and vacated the premises on July 31, 2015.

The Bank’s Bloomfield office is located at 864 Cottage Grove Road, Bloomfield, Connecticut. The Bank leases this office pursuant to a lease with an initial term of ten years, expiring in 2016, and which contains renewal options for a total of an additional ten years.

The Bank’s loan production office is located at 51 Jefferson Boulevard, Warwick, Rhode Island. The Bank leases this office pursuant to a lease with an initial term of three years, expiring in 2017, and which contains no renewal option.

The Bank’s administrative offices are located at 86 Hopmeadow Street, Simsbury, Connecticut. The Bank completed the move of its administrative offices to the new location in July 2013. The Bank leases this building pursuant to a lease with a term that expires in 2020. The Bank has an option to renew the lease for 2 terms of five additional years each.

The Bank made aggregate lease payments of $935,000 during 2014 and $695,000 during 2013.

Legal Proceedings

The Company is not a party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding, other than routine litigation that is incidental to its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect upon its business, operating results, or financial condition. Moreover, the Company is not a party to any administrative or judicial proceeding, including, but not limited to, proceedings arising under Section 8 of the Federal Deposit Insurance Act.

To the best of the Company’s knowledge, none of its directors, officers, or their respective affiliates, or a holder of record or beneficially of 5% or more of the Company’s securities is a party adverse to the Company or has a material interest adverse to the Company in any legal proceeding.

MANAGEMENT

Information about our directors and executive officers, including their business background and service as directors of other companies, is listed below. References to terms of service as a director or officer of the Company include service as a director or officer of the Bank prior to the date of the holding company reorganization on March 2, 2006.

Class I Directors, Terms Expiring at the 2018 Annual Meeting of Shareholders

James T. Fleming (60) – Mr. Fleming has been a director of the Company since 1992. He is currently the President of the Connecticut Automotive Retailers Association, Inc. (CARA, Inc.), which position he has held since 2008. He also serves as the Secretary and Treasurer of the Greater Hartford Automobile Dealers Association Foundation (“GHADA”), and is the former Executive Secretary of the GHADA Association. Mr. Fleming serves as a director of the Simsbury Cemetery Association, Commissioner of Simsbury Police Commission, Chairman of the Board of Managers of the Hartford Downtown YMCA, a director of the Automotive Trade Association Executives and as a Corporator of Saint Francis Hospital. Mr. Fleming is a former member of the Governors’ Cabinet of the State of Connecticut, serving from 2007 to 2008 as a Commissioner of the Department of Public Utility Control, from 2003 to 2007 as Commissioner of the Department of Public Works, and from 1999 to 2003 as Commissioner of Consumer Protection. Prior to his time in the Cabinet, he was employed by Combustion Engineering for many years. For 18 years he served in the Connecticut General Assembly where he was the Majority Leader of the Connecticut State Senate. Mr. Fleming holds a B.A. from The Eisenhower College of Rochester Institute of Technology and an MA from Trinity College. Mr. Fleming brings important managerial, operational and organizational skills and expertise to the Board from his many years of public and private sector service.

Michael D. Nicastro (56) – Mr. Nicastro has been a director of the Company since 2011. He is the President and owner of Coppermine Advisors, LLC, a strategic planning and consulting organization he started in 2015 He was previously Senior Vice President and Chief Marketing Officer of Connecticut Online Computer Center, which he joined in 2013. Prior to that he was President and Chief Executive Officer of the Central Connecticut Chambers of Commerce, a position he held from 2008 to 2013. He also served as President of the Chambers Benefits Centers Leadership Cabinet. Prior to joining the Chambers, Mr. Nicastro was Senior Vice President & Chief Marketing Officer of Open Solutions Inc., which positions he held from 1994 to 2008. He also serves on the board of a venture capital backed company, Continuity Control. Through Chambers, he provided management services to and served as a past board member of the Angel Investor Forum of Connecticut. In addition, he was a board member of the Central Connecticut Revolving Loan Fund. Mr. Nicastro is a member of the Governing Board of Directors and Executive Committee of the Hartford Stage Company and is immediate past Chairman of the Board of Trustees of the Connecticut Rivers Council, Boy Scouts of America. He also serves as treasurer and Board member of the American Clock & Watch Museum. Michael is a past member of the former Board of State Academic Awards, the original parent of Charter Oak State College as well as Past President and board member of the Association for Financial Technology. Mr. Nicastro holds a Bachelor’s Degree from Central Connecticut State University and a Juris Doctorate from Western New England University, School of Law. In addition, Mr. Nicastro is an adjunct faculty member at Central Connecticut State University, School of Business, Department of Management and Organization. Mr. Nicastro’s extensive business background, with an emphasis in banking technology, provides important managerial, marketing and operational skills and expertise to the Board.

Penny R. Woodford (70) – Ms. Woodford has been a director of the Company since 1992. She is a real estate agent with Coldwell Banker Residential Brokerage, which position she has held since 2003. Prior to that, she was a real estate agent with DeWolf Companies from 1996 to 2003 and with Westledge Real Estate from 1983 to 1996. She is Chairperson of the Nominating Committee of the Avon Republican Town Committee. In her role as a top real estate salesperson in the Company’s market, Ms. Woodford brings valuable current real estate market insight and a large business network to the Board.

Class II Directors, Terms Expiring at the 2016 Annual Meeting of Shareholders

Martin J. Geitz (59) - Mr. Geitz is the President and Chief Executive Officer of the Company and the Bank and has held these positions since 2004. He has been a member of the Board since 2005. He brings over 30 years of senior management experience in banking, including a lengthy career with Fleet Bank, to the Company. Mr. Geitz is a member of the board of directors of the Federal Home Loan Bank of Boston. He is a Trustee and Treasurer of Simsbury Free Library, Trustee of McLean Affiliates, Inc., past Chairman of the Connecticut Bankers Association and past President of the Connecticut Community Bankers Association. He is also a member of the Simsbury/Granby Rotary Club. Mr. Geitz holds a B.A. from Johns Hopkins University and an MBA from Cornell University. Mr. Geitz’s extensive experience in banking and his leadership ability make him a valuable member of the Board.

Gary R. Kevorkian (62) - Mr. Kevorkian has been Secretary of the Company since 2007 and a director of the Company since 1994.  Mr. Kevorkian serves as Chairman of the Compensation and Human Resources Committee.  He is an attorney-at-law and has maintained his own practice in Granby, Connecticut since 1981.  In his practice, he specializes in real estate and trust and estates matters.  As an attorney and business owner, he brings his legal and financial insight to the Board.  Mr. Kevorkian is not an employee of the Company and is not compensated for his service as the Company’s Secretary.

Jerry W. Long (64) – Mr. Long has been a director of the Company since 2010.  He is the founder and has been the CEO of PCC Technology, LLC, an information technology consulting firm, since 1994.  Mr. Long is a board director of the Bloomfield Chamber of Commerce; Board Emeriti of the Connecticut Business & Industry Association, former Vice Chairman of Charter Oak State College Board of Trustees, a director for Hartford Youth Scholars Foundation; Chairman of the Bloomfield Economic Development Commission; Past Chairman of the Metro Hartford Chamber of Commerce; Past President of the Bloomfield Chamber of Commerce; Board of Director for Rideshare Company, a member of the Asylum Hill Congregational Church; a director for the Hebrew Home Corporation; an Advisory Board member of the Institute for Industrial and Engineering Technology at Central Connecticut State University; and Past Treasurer of the Hartford Chapter of the Black Data Processing Associates.  Mr. Long holds a Bachelor’s of Science Degree in Business Administration from Middle Tennessee State University and an MBA from the University of Tennessee.  Mr. Long’s many years of business ownership and managerial and technology experience are valuable assets for the Board.

George B. Odlum, Jr., DMD (75) – Dr. Odlum has been a director of the Company since 1992 and formerly served as the Company’s Secretary. He serves as the Chairman of the Audit & Compliance Committee. Dr. Odlum practiced dentistry in Simsbury from 1968 until his retirement in 2007. He served on the Board of Trustees of The Society for Savings, a mutual savings bank, from 1980 until 1982, and on the Board of Directors of the Village Water Company of Simsbury, a public utility, from 1972 until 1995. Dr. Odlum also serves as a director of the Farmington Valley Visiting Nurse Association.  Past community services include president of the Simsbury Chamber of Commerce and various Town of Simsbury commissions. Dr. Odlum obtained a Bachelor’s degree from Trinity College and a DMD from Tufts University School of Dentistry in 1965.  Dr. Odlum brings valuable managerial experience and local knowledge of our primary market area to the Board.

Class III Directors, Terms Expiring at the 2017 Annual Meeting of Shareholders

Robert J. Bogino (72) – Mr. Bogino is the Chairman of the Company and the Bank and has been a director of the Company since 1994.  Mr. Bogino served as the Company’s Vice Chairman from 2005 to 2010 and Secretary from 2002 to 2005.  He currently serves as Chairman of the Corporate Governance Committee.  He was the President, Treasurer and co-owner of Bogino & DeMaria, Inc. in Avon, Connecticut, an insurance agency for which he was a founder in 1972.  The firm was sold in 2003 and he retired in 2004.  As Treasurer of Bogino & DeMaria, Inc., he was responsible for all financial and accounting matters, including monthly financial statement preparation and analysis, coordination with outside accounting firm for the preparation and filing of local, State and Federal tax returns and annual corporate financial statements.  Mr. Bogino received an MBA in Finance from Columbia University Graduate School of Business.  Mr. Bogino brings his many years of business ownership, management and insurance expertise to the Board.

Nicholas B. Mason (70) – Mr. Mason has been a director of the Company since March 2011 and a director of the Bank since 2010.  He is a retired financial consultant.  Mr. Mason had a long career as Chief Financial Officer of the Savings Bank of Manchester from 1988 to 2000, where he directed and managed the financial, treasury, accounting and audit functions of the Savings Bank of Manchester.  Prior to that, he worked for eight years at the Hartford Insurance Group in property casualty, accounting, and information management.  He spent four years at the Travelers Insurance Company in the Life Insurance Department and seven years at Hartford National Bank in strategic planning. Mr. Mason is active in many Farmington Valley organizations.  He is President of the Farmington Valley Visiting Nurse Association and is Treasurer of each of Simsbury Community Television, The Simsbury Meadows Performing Arts Center, and The Old Drake Hill Flower Bridge. He serves as an elected member of the Town of Simsbury Board of Finance and as an appointed member of the Town’s Pension Committee and Insurance Committee.  He is a director and Treasurer of the Powder Forest Homes Association, Inc. and is a member of the Simsbury Chamber of Commerce Government Affairs Committee.  In the past, he has served as Treasurer of the Simsbury Light Opera Company, the Manchester Symphony Orchestra and Chorale, the Farmington Valley Rowing Association, the Connecticut Valley Region of the Porsche Club of America, the Society of the Increase of the Ministry (Episcopal), and Christ Church, Avon, Connecticut.  He was a founding Director of Bankers’ Bank Northeast in Glastonbury, Connecticut.  He was Treasurer of the SMB Charitable Foundation and Secretary of the Hartford Mutual Investment Fund.  Mr. Mason’s experience as a former senior bank executive officer and his experience as a financial professional provide insight into analysis of bank financial statements, regulatory reporting, budgeting, business and strategic planning, investment management and audit administration are valuable to the Board.  Mr. Mason obtained a B.A. in Economics from Dartmouth College, an MBA in Finance from Columbia University Graduate School of Business, and an M.A. in Economics from the University of Hartford Graduate School of Business.

David W. Sessions (64) – Mr. Sessions is the Vice Chairman of the Company and the Bank and has been a director of the Company since 1992.  He serves as chairman of the Executive Committee and Loan Committee.  He is President and Treasurer of The CASLE Corporation, headquartered in Avon, Connecticut, a commercial design-build development and construction company which he co-founded in 1981.  Over the past 15 years, CASLE’s main focus has been on the development and management of a portfolio of medical office buildings throughout Connecticut.  He is Chairman of the Architectural Review Board of the Town of New Hartford and a member of the New Hartford Democratic Town Committee.  He was formerly a member and Chairman of the New Hartford Board of Finance.  Mr. Sessions is also the director/founder of Nights at the Beekley Concert Series for the benefit of the Beekley Memorial Library in New Hartford, Connecticut.  He received a B.A. from Middlebury College and a J.D. from George Washington University.  Mr. Sessions has many years of experience as a business owner and real estate developer and brings important managerial, operational and current real estate knowledge to the Board.

Ann G. Taylor (60) – Ms. Taylor has been a director of the Company since 2013.  Ms. Taylor is Executive Vice President and Chief Administrative Officer of the Connecticut Children’s Medical Center (CCMC), positions she has held since 2014.  Prior to that she held other senior positions at CCMC including Senior Vice President and General Counsel from 2012 to 2014, Vice President and General Counsel from 2008 to 2012, and General Counsel from  2004 to 2008.  Prior to that, she held several counsel positions within the banking industry, including Vice President and Government Affairs Counsel for Fleet Bank, Assistant Counsel for the State of Connecticut Department of Banking, and Federal Administrative Counsel for the American Bankers Association.  Ms. Taylor currently serves as a Commissioner with the State of Criminal Justice Commission, as a board member of Connecticut Legal Services, as a member of the Connecticut Hospital Association Committee on Government and as a member of the Metro Hartford Alliance Legislative Committee.  Ms. Taylor received a B.A. from Catholic University of America and a Juris Doctorate from Western New England School of Law.  Ms. Taylor’s leadership in the Greater Hartford business community, her business experience and healthcare industry knowledge as a senior executive of a hospital and her experience in legal and regulatory matters impacting the banking industry make her a valuable member of the Board.

Non-Director Executive Officers

Richard J. Sudol (50) – Mr. Sudol is Senior Vice President and Chief Financial Officer of the Company and the Bank, which positions he has held since 2013.  Prior to joining the Company and the Bank, he served as Chief Financial Officer of Florida Shores Bank from 2009 to 2013.  Prior to that, he was Senior Vice President of Financial Planning and Analysis of Riverside National Bank from 2003 to 2009.  Prior to that, he held a variety of management and financial positions with Webster Financial Corporation.  Mr. Sudol holds a Bachelor’s of Science in Accounting from Central Connecticut State University and earned an MBA from Quinnipiac University.

Gary W. Burdick (62) – Mr. Burdick is Senior Vice President and Chief Commercial Banking Officer of the Bank, which positions he has held since 2012.  Prior to joining the Bank, he served as Senior Vice President at RBS Citizens, where he was employed from 2006 to 2012. Prior to that, he was Senior Vice President and Manager, Asset Based Lending at Webster Bank, President of the Affiliated Business Credit Corporation, and Senior Vice President at Fleet Bank.  Mr. Burdick is a graduate of the University of Connecticut.

Joan A. Beresford (62) – Ms. Beresford is Senior Vice President and Chief Mortgage and Consumer Lending Operations and Servicing Officer, which positions she has held since August 2014.  Prior to these positions, she was Vice President and Consumer Lending Administrator of the Bank since 2010.  Prior to joining the Bank, she served as a consultant at FiServ in 2009 and Manager of the Loan Servicing Department at Webster Bank, where she was employed from 1992 to 2009.  Ms. Beresford formerly served as President of the Connecticut Mortgage Bankers Association from 2001 to 2005.

Jocelyn A. Mitchell (49) – Ms. Mitchell is Senior Vice President and Chief Retail Banking Officer of the Bank, which positions she has held since May 2014.  Prior to these positions, she was Vice President and Senior Market Manager of the Bank’s Granby branch since 2008.  Ms. Mitchell was a board member of the Granby Chamber of Commerce from 2008 to 2012, and is currently a board member of the Farmington Valley YMCA board of Managers since 2008 and Board President since 2012.  Ms. Mitchell holds a Bachelor’s of Science in Economics and Mathematics and an MBA from the University of Connecticut.

Joseph F. Pagliarini (55) – Mr. Pagliarini is Senior Vice President and Chief Mortgage and Consumer Lending Sales Officer of the Bank, which positions he has held since September 2014.  Prior to joining the Bank, he served as Vice President and Home Loan Sales Manager of Bank of America from 2010 to 2014, Area Sales Manager of Freedom Mortgage from 2008 to 2009, and Area Sales Manager of Wells Fargo Bank from 2006 to 2008.  Prior to that, he held a variety of management and mortgage sales positions with industry leading firms.  Mr. Pagliarini holds a Bachelor’s of Arts in Finance from Providence College.

Audit and Compliance Committee Financial Expert

The Board has determined that the Company currently has at least one audit committee financial expert serving on its Audit and Compliance Committee.  For the year ended December 31, 2014, that person was Nicholas B. Mason, who is “independent” as that term is defined in NASDAQ Listing Rule 5605.

Independence of Directors and Director Nominees

The following directors are independent in accordance with Rule 5605 of the NASDAQ listing standards:  Robert J. Bogino, James T. Fleming, Gary R. Kevorkian, Jerry W. Long, Nicholas B. Mason, Michael D. Nicastro, George B. Odlum, Jr., DMD, David W. Sessions, Ann G. Taylor and Penny R. Woodford.

Board Leadership Structure and the Board’s Role in Risk Oversight

The Company has an independent Chairman separate from the Chief Executive Officer.  The Board believes it is important to have an independent director in a board leadership position at all times.  The Company’s Chairman provides independent leadership of the Board.  Having an independent Chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management.  The Chairman also serves as a liaison between the Board and senior management.  The Board has determined that having an independent Chairman separate from the Chief Executive Officer is the most appropriate structure for risk oversight of the Company.

Risk management at the Company is the process of identifying, measuring, controlling and monitoring risk across the enterprise.  Risk management crosses all functions and employees and is embedded in all aspects of planning and performance measurement.  Systems, information and timely reporting enable the Company to identify, measure, control and monitor risk throughout the enterprise.

The Board is responsible for oversight of the Company’s enterprise risk framework.  The Board has delegated primary responsibility to the Executive Committee for overseeing financial, investment and operational risk exposures, to the Audit and Compliance Committee for overseeing regulatory and legal risk, to the Loan Committee of the Bank for overseeing credit risk, and to the Compensation and Human Resources Committee for oversight of risk related to management and staff.  These Committees report to the full Board to ensure the Company’s overall risk exposures are understood, including risk interrelationships.  Risk reports are provided at Committee and Board meetings and the Board regularly engages in discussions of these risk reports and risk management.  The Board also oversees reputational risk.

Board Committees

The Board of Directors presently has four standing committees – the Audit and Compliance Committee, the Corporate Governance Committee, the Executive Committee and the Compensation and Human Resources Committee.

Audit and Compliance Committee of the Company.  The Audit and Compliance Committee has oversight responsibility for and reviews all financial and other reports provided by the Company’s independent registered public accounting firm and the Company’s internal audit firm.  The Audit and Compliance Committee evaluates and selects the independent auditor subject to shareholder ratification.  The Audit and Compliance Committee, in its meetings with the Company’s auditors, discusses and approves the audit and compliance scope and reviews all audit findings.  The members of the Audit and Compliance Committee are Messrs. Odlum (Chair), Fleming, Mason, Nicastro and Ms. Woodford.  All members of the Audit and Compliance Committee are independent in accordance with NASDAQ Listing Rule 5605.  The Audit and Compliance Committee operates pursuant to a written charter adopted by the Board. The Audit and Compliance Committee met four times during 2014.

Compensation and Human Resources Committee of the Company.  The Compensation and Human Resources Committee determines the compensation of the employees of the Company and the Bank, including executive officers other than the President and CEO.  In determining the compensation of the Company and Bank’s employees, including executive officers other than the President and CEO, the Compensation and Human Resources Committee considers the recommendations of Martin J. Geitz, President and CEO of the Company and the Bank.  The Compensation and Human Resources Committee also reviews, but does not determine, the compensation of (i) the President and CEO of the Company and the Bank and (ii) the directors.  Recommendations regarding the President and CEO’s compensation are made by the Compensation and Human Resources Committee to the full Board, which then approves the President and CEO’s compensation.  With respect to director compensation, the Compensation and Human Resources Committee will make recommendations to the Corporate Governance Committee, which then recommends the amount of director compensation to the full Board for approval.  The members of the Compensation and Human Resources Committee are Messrs. Kevorkian (Chair), Bogino, Long and Sessions and Ms. Taylor.  All members of the Committee are independent in accordance with NASDAQ Listing Rule 5605.  From January 1, 2014 to June 18, 2014, the Compensation and Human Resources Committee operated pursuant to a written charter adopted by the Board on August 21, 2013.  On June 18, 2014, the Board adopted an amended charter with minor revisions for the Compensation and Human Resources Committee.   The Committee met eight times in 2014.

Corporate Governance Committee of the Company.   The Corporate Governance Committee functions as the nominating committee for director candidates, identifies qualified individuals to become members of the Company’s Board of Directors, determines the composition of the Board of Directors and its committees, monitors and assesses the effectiveness of the Board of Directors, develops and implements the Company’s corporate governance guidelines and reviews and recommends director compensation.  All members of the Corporate Governance Committee are independent as that term is defined in NASDAQ Listing Rule 5605.  The members of the Corporate Governance Committee are Messrs. Bogino (Chair), Fleming and Mason and Mses. Taylor and Woodford.  From January 1, 2014 to August 20, 2014, the Corporate Governance Committee operated pursuant to a written charter adopted by the Board on August 6, 2013.  On August 20, 2014, the Board adopted an amended charter with minor revisions for the Corporate Governance Committee.  The Corporate Governance Committee met four times during 2014.

The Corporate Governance Committee has a formal policy regarding the consideration of director candidates recommended by shareholders which sets forth the minimum qualifications of suitable nominees for director as well as approved processes for identifying and evaluating nominees.  The Corporate Governance Committee will consider any director candidate recommended by shareholders in accordance with the standards set forth in its charter.  Such suggestions, together with appropriate biographical information, should be submitted to:  SBT Bancorp, Inc., Attn: Gary R. Kevorkian, Secretary, via U.S. Mail address of P.O. Box 248, Simsbury, Connecticut 06070 or via street/overnight courier address of 86 Hopmeadow Street, Simsbury, CT 06089.  Possible candidates who have been suggested by shareholders are evaluated by the Corporate Governance Committee in the same manner as are other possible candidates.

The general criteria used to establish the traits, abilities and experience that the Corporate Governance Committee looks for in determining candidates for election to the Board include highest ethical character, independence from management, ability to represent all shareholders of the Company, ability to exercise sound business judgment, relevant expertise and experience that would benefit the Company and the ability to offer advice and guidance to the Chief Executive Officer and the Board.  Key among the criteria is a director’s existing ties to the Company’s markets and adherence to Company’s Code of Ethics and Conflicts of Interest Policy.  All directors are subject to mandatory retirement from service on the Company’s Board of Directors upon reaching seventy-six years of age.  The Corporate Governance Committee has not adopted a formal diversity policy with regard to the selection of director nominees.  However, the Corporate Governance Committee considers diversity as a factor in identifying director nominees and believes the Board as a whole should be a diverse body, with diversity reflecting age, gender, background and professional experience.

Executive Committee of the Company.  The Executive Committee is responsible for the general supervision of the Company’s affairs between meetings of the full Board, oversees the Company’s investments, asset/liability management, budget and capital planning and reviews the Company’s interest rate sensitivity and deposit and loan pricing.  The Executive Committee is also responsible for overseeing the Company’s information technology planning, security and development.  In addition, the Executive Committee’s responsibilities also include reviewing the financial and market performance of the subsidiary offering non-deposit products (including review and approval of the selection of and contracts with third party broker/dealers, review of all product types sold, appointment of Bank management to fill needed roles, recommendation of prudent policies and procedures, setting of commission structures and oversight of compliance with applicable regulations) and evaluating opportunities in the marketplace for enhancing the Company’s offering of non-deposit products and services.  The members of the Executive Committee are Messrs. Sessions (Chair), Bogino, Geitz, Kevorkian and Odlum.  The Executive Committee met 13 times during 2014.

Bank Committee

The Bank’s Board of Directors has a Loan Committee, all of whose members are directors of both the Bank and the Company.  The Loan Committee is responsible for the review and approval of consumer, mortgage and commercial loan requests above the respective individual or collective lending authorities of Bank loan officers as established in the Bank’s Loan Policy.  The Loan Committee is also responsible for ensuring compliance with the Bank’s credit policies as annually approved by the Bank’s Board of Directors, including the review and monitoring of the diversification of the loan portfolio and oversight of the Bank’s compliance with the Community Reinvestment Act (CRA).  The Loan Committee also reviews and monitors the growth and credit quality of the loan portfolio, including loan originations, delinquencies, risk rating changes, loan loss reserves and loan collection activities.  The members of the Loan Committee are Messrs. Sessions (Chair), Bogino, Geitz, Kevorkian, Long and Nicastro.  The Loan Committee met 23 times during 2014.

Availability of Committee Charters

The Audit and Compliance Committee, the Compensation and Human Resources Committee Charter and the Corporate Governance Committee each operates pursuant to a separate written charter adopted by the Board.  Each committee reviews its charter at least annually.  The three committee charters can be viewed at http://investors.simsburybank.com/govdocs.aspx?iid=4100578.  Each charter is also available in print to any shareholder who requests it.  The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

Board Meetings

The Board held 15 meetings during 2014.  All of the Company’s incumbent directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by the committees of the Board of Directors on which such directors served during 2014.

Board members are expected to attend the Company’s annual meeting of shareholders.  All eleven directors of the Company at the time of the Company’s 2014 annual meeting of shareholders attended such meeting.

Shareholder Communications

The Board of Directors has a formal process in place for shareholder communication to the Board of Directors or any individual director.  Shareholders wishing to communicate with the Board of Directors or any individual director may write to SBT Bancorp, Inc., Attn: Gary R. Kevorkian, Secretary, via U.S. Mail address of P.O. Box 248, Simsbury, Connecticut 06070 or via street/overnight courier address of 86 Hopmeadow Street, Simsbury, CT 06089.  All communications received of a relevant nature will be forwarded to the full Board or appropriate individual director as directed.  The Board of Directors believes this approach is reasonable in light of the relatively small number of shareholders of the Company and the relatively small number of communications the Board expects to receive in the foreseeable future.

Code of Ethics and Conflicts of Interest Policy

The Company has adopted a Code of Ethics and Conflicts of Interest Policy that applies to all employees, officers and directors.  The Code of Ethics and Conflicts of Interest Policy can be viewed at http://investors.simsburybank.com/govdocs.aspx?iid=4100578.  The Code of Ethics and Conflicts of Interest Policy is also available in print to any shareholder who requests it.  The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

COMPENSATION AND OTHER MATTERS

Executive Compensation

The following table presents information relating to the compensation of the Company’s CEO and the next two most highly compensated executive officers (collectively, the “named executive officers”) for the fiscal years ended December 31, 2014, 2013 and 2012.

Summary Compensation Table

Name and principal position	Year	Salary		Bonus		Stock awards		Option awards	Non-equity incentive plan compensation	Non- qualified deferred earnings	All other Compensation		Total

Martin J. Geitz	2014	$280,000	(1)	$23,000	(2)	$33,803	(5)	$0	$0	$0	$87,163	(8)	$390,163
President & Chief	2013	$272,039	(1)	$33,600	(3)	$69,757	(6)	$0	$0	$0	$82,775	(8)	$458,171
Executive Officer	2012	$255,342	(1)	$60,000	(4)	$66,248	(7)	$0	$0	$0	$90,288	(8)	$471,878

Richard J. Sudol (9)	2014	$175,000		$28,500	(10)	$0		$0	$0	$0	$7,226	(11)	$210,726
Senior Vice President
& Chief Financial Officer

Gary W. Burdick (12)	2014	$140,000		$21,000	(13)	$7,999	(15)	$0	$0	$0	$23,050	(17)	$184,050
Senior Vice President &	2013	$138,462		$24,000	(14)	$23,252	(16)	$0	$0	$0	$22,887	(17)	$208,601
Chief Commercial Banking Officer

(1)	Mr. Geitz also serves as a director, but does not receive any compensation for those services.

(2)	2014 performance bonus paid in cash in 2015.

(3)

2013 performance bonus paid in shares of 1,562 shares of restricted stock with a fair market value of $33,600. Such shares of restricted stock were issued in April 2014 and will vest over three years as follows: 520 shares on April 25, 2015, 520 shares on April 25, 2016 and 522 shares on April 25, 2017.

(4)	2012 performance bonus paid in cash in 2013.

(5)	On April 25, 2014, Martin J. Geitz received a grant from the Company of 1,562 shares of restricted stock with a fair market value of $33,803 on the date of grant. Such shares of restricted stock will vest over three years as follows: 520 shares on April 25, 2015, 520 shares on April 25, 2016 and 522 shares on April 25, 2017. The values of stock awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 using the assumptions included in Note 18 of the Company’s audited financial statements contained in its Form 10-K for the year ended December 31, 2014.

(6)

On December 18, 2013, Martin J. Geitz received a grant from the Company of 3,000 shares of restricted stock with a fair value of $69,757 on the date of grant. Such shares of restricted stock will vest over three years as follows: 1,000 shares on December 18, 2014, 1,000 shares on December 18, 2015 and 1,000 shares on December 18, 2016.  The values of stock awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 using the assumptions included in Note 18 of the Company's audited financial statements contained in its Form 10-K for the year ended December 31, 2014.

(7)

On December 19, 2012, Martin J. Geitz received a grant from the Company of 2,700 shares of restricted stock with a fair value of $66,248 on the date of grant. Such shares of restricted stock will vest over three years as follows: 900 shares on December 19, 2013, 900 shares on December 19, 2014 and 900 shares on December 19, 2015.  The values of stock awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 using the assumptions included in Note 18 of the Company's audited financial statements contained in its Form 10-K for the year ended December 31, 2014.

(8)

Includes Mr. Geitz’s personal use of a Bank-leased automobile, annual dues for country club membership, employer match of 401(k) Plan contributions, employer-paid premiums for group term life insurance in excess of $50,000, employer-paid portion of health insurance normally paid by an employee, employer-paid amounts for a Supplemental Executive Retirement Plan (SERP) and the economic benefit under an endorsement split-dollar insurance agreement. The imputed income related to the SERP was $65,183 for 2014, $61,437 for 2013 and $61,437 for 2012.

(9)	Mr. Sudol was not a named executive officer in 2013 or 2012.

(10)	2014 performance bonus paid in cash in 2015.

(11)

Includes Mr. Sudol’s employer match of 401(k) Plan contributions, employer-paid premiums for group term life insurance in excess of $50,000, the economic value of the split dollar life agreement and employer-paid amounts for a Supplemental Executive Retirement Plan (SERP).

(12)	Mr. Burdick was not a named executive officer in 2012.

(13)	2014 performance bonus paid in cash in 2015.

(14)

2013 performance bonus paid in cash of $16,000 and 372 shares of restricted stock with a fair market value of $8,000. Such shares of restricted stock were awarded in April 2014 and will vest over three years as follows: 124 shares on April 25, 2015, 124 shares on April 25, 2016 and 124 shares on April 25, 2017.

(15)	On April 25, 2014, Gary W. Burdick received a grant from the Company of 372 shares of restricted stock with a fair market value of $7,999 on the date of grant. Such shares of restricted stock will vest over three years as follows: 124 shares on April 25, 2015, 124 shares on April 25, 2016 and 124 shares on April 25, 2017. The values of stock awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 using the assumptions included in Note 18 of the Company’s audited financial statements contained in its Form 10-K for the year ended December 31, 2014.

(16)

On December 18, 2013, Gary W. Burdick received a grant from the Company of 1,000 shares of restricted stock with a fair value of $23,252 on the date of grant. Such shares of restricted stock will vest over three years as follows: 333 shares on December 18, 2014, 333 shares on December 18, 2015 and 334 shares on December 18, 2016.  The values of stock awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 using the assumptions included in Note 18 of the Company's audited financial statements contained in its Form 10-K for the year ended December 31, 2014.

(17)

Includes Mr. Burdick’s employer match of 401(k) Plan contributions, employer-paid premiums for group term life insurance in excess of $50,000, the economic value of the split dollar life agreement and employer-paid amounts for a Supplemental Executive Retirement Plan (SERP).

The Compensation and Human Resources Committee is responsible for reviewing the performance and establishing the compensation of the Bank’s officers and key employees, including the Company’s executive officers other than the President and CEO. The Committee also reviews, but does not determine, the compensation of the President and CEO and makes a recommendation of his compensation to the full Board, which then approves the President and CEO’s compensation. The Committee relies upon industry information, including surveys of similarly sized and located institutions and targets the Bank’s compensation to be generally at the level of its peer group institutions.

The Compensation and Human Resources Committee has retained the services of Arthur Warren Associates on an ongoing basis to advise such committee on executive compensation matters and non-executive employee compensation matters. The Compensation and Human Resources Committee Charter considered the independence of Arthur Warren Associates and determined that in 2014 Arthur Warren Associates satisfied the criteria for being independent. Periodically, Arthur Warren Associates is engaged to perform a full review of the Company’s total compensation programs (including with respect to the three named executive officers) and to make recommendations (i) toward maintaining the Company’s competitiveness with its peers with regard to the Company’s compensation philosophy, its Compensation and Human Resources Committee Charter and its short term bonus plans for non-executive employees and (ii) toward ensuring an appropriate peer group of banks. The last such full review was performed in 2012. Based on the most recent analysis prepared by Arthur Warren Associates, the Compensation and Human Resources Committee determined that the Bank’s compensation programs and levels were generally competitive with the compensation programs and levels maintained by the Bank’s peers. The Company has engaged Arthur Warren Associates to perform a full review of the Company’s total compensation programs referenced above as well as a review and update of the peer group of banks in 2015. It is anticipated that these reviews will be presented to the Compensation and Human Resources Committee during the fourth quarter of 2015.

During 2014, the Compensation and Human Resources Committee engaged Arthur Warren Associates to review and update the Bank’s peer group for purposes of using comparable institutions for industry benchmarking. The 2014 peer group consisted of 15 publicly traded banks within the region having assets ranging between $166 million and $897 million. The banks included in the public bank peer group for 2014 were: Bankwell Financial Group, Chicopee Bancorp, Community Bancorp, Elmira Savings Bank, First Suffield Financial Inc., Hampden Bancorp, Jeffersonville Bancorp, Melrose Cooperative, Pathfinder Bancorp, Pilgrim Bank, PSB Holdings, Salisbury Bancorp, Union Bank, VSB Bancorp and Wellesley Bancorp, Inc.

For all named executives, Simsbury Bank’s short term bonus plan is intended to reward achievement of the Bank’s and the executive’s annual performance goals. Specific measurable goals are established annually for each executive and the executive’s relative achievement of those goals determines 60% of the executive’s short term bonus eligibility. Most of these goals are measured relative to the Bank’s annual financial plan. Depending on the executive’s area of responsibility, there are goals for earnings and profitability, deposit and loan growth, asset quality, fee income growth, shareholder value creation, and risk management. The remaining 40% of short term bonus eligibility is determined at the discretion of the Compensation and Human Resources Committee or Board of Directors, as appropriate.

The short term bonus plan is part of the Bank’s executive compensation program, which includes both short and long term incentive elements. Long term incentives are awarded periodically to ensure that executives develop and implement strategies that lead to long term shareholder benefit. The balance of the short and long term incentive elements is intended to encourage long term shareholder value creation and discourage short term excessive risk taking.

The members of the Compensation and Human Resources Committee are Messrs. Kevorkian (chair), Bogino, Long and Sessions and Ms. Taylor.

Employment, Change in Control and Other Related Agreements

The Bank maintains employment or change in control agreements with the following named executive officers:  Messrs. Geitz, Sudol and Burdick.  The continued success of the Company and the Bank depends to a significant degree on the skills and competence of these officers.  These agreements are with the Bank, not the Company.

Martin J. Geitz, President and Chief Executive Officer – The Bank and Martin J. Geitz are parties to an Employment Agreement, effective as of October 4, 2004, which was subsequently amended effective as of December 31, 2008.  The term of the agreement, as amended, is the earlier to occur of Mr. Geitz attaining the age of sixty-five, termination by the Bank (either for Cause or otherwise), or by Mr. Geitz’s voluntary termination of employment.  Mr. Geitz is to be paid a salary of $170,000, subject to adjustment by the Board.  In addition, Mr. Geitz is entitled to an annual bonus in an amount and form set by the Board.  Option grants and restricted stock awards are discussed in the footnotes of the Summary Compensation Table and the Outstanding Equity Awards Table.  Mr. Geitz is entitled to: (1) participate in the Bank’s comprehensive health insurance and major medical coverage; (2) participate in any long-term disability insurance plan (monthly cap of $25,000 compared to $8,000 for employees who are not executive officers) and pension plan maintained by the Bank; (3) paid time off of 28 days per year; (4) the use of an automobile for business purposes; (5) membership in a private “country” or similar golf club; and (6) attendance at two banking trade association conventions per year, including the cost of attendance and travel for Mr. Geitz and his spouse.  The Bank may terminate Mr. Geitz’s employment at any time without notice.  The Bank may give up to sixty days’ prior notice of the termination.  If such notice is given to Mr. Geitz, the Bank may require him to remain in the employ of the Bank for the period of notice given.  If the Bank terminates Mr. Geitz’s employment other than for Cause or due to a Change in Control or Potential Change in Control (as such terms are defined in the Employment Agreement, as amended), Mr. Geitz shall be entitled to receive a lump sum payment equal to the aggregate of:  (1) twelve months of Mr. Geitz’s then current salary base salary; (2) an amount equal to bonus to which he would have been entitled under the agreement, as amended, had a Change in Control occurred; (3) payment for any accrued but unused vacation time; and (4) payment of Mr. Geitz’s medical insurance for twelve months following his termination.  This lump sum amount shall not be reduced by any compensation Mr. Geitz receives for other employment after the termination of his employment with the Bank.  Mr. Geitz may voluntarily terminate his employment on ninety days’ prior notice to the Bank, however, notice need not be given where the termination has been approved by the Board of Directors or there has been a material breach of the Bank’s obligations under the agreement, as amended.  If Mr. Geitz fails to meet the terms of the agreement, as amended, concerning his voluntary termination, the Bank will be entitled to enjoin Mr. Geitz’s employment with any significant competitor of the Bank for a period of twelve months.

In the event of a Change in Control or Potential Change in Control of the Bank or the Company, Mr. Geitz would be entitled to receive: (1) credit for his years of service to the Bank plus five additional years of service credit for purposes of vesting and calculation of benefits under any benefit plan of the Bank or a successor thereto; (2) twelve months’ notice of termination during which time he shall receive payment at his then current salary and the highest bonus received by Mr. Geitz during the preceding thirty-six months; (3) following the twelve months’ notice of termination, a lump sum cash payment in an amount equal to the sum of Mr. Geitz’s then current salary plus the highest bonus he had received during the preceding thirty-six months; and (4) following twelve months’ notice of termination, outplacement services in an amount not to exceed $10,000. Mr. Geitz is not entitled to receive compensation or other benefits for any period after termination for Cause.  Notwithstanding anything to the contrary set forth in Mr. Geitz’s Employment Agreement, as amended, any payments due to Mr. Geitz as a result of his termination of employment may be delayed for up to six months after his termination of employment if the Bank determines that the delay is necessary to comply with Section 409A of the Internal Revenue Code.  In the event that payments are delayed, the Bank will pay 5% simple interest on such delayed payments to Mr. Geitz.

The Bank and Martin J. Geitz are parties to a Supplemental Executive Retirement Agreement dated October 20, 2010.  The agreement is an unfunded, non-qualified supplemental retirement program for Mr. Geitz and provides for supplemental retirement benefits payable in installments over 15 years upon his attainment of normal retirement age of 65.  The supplemental retirement benefits are to be earned over the remaining working career of Mr. Geitz subject to certain conditions.  Under the agreement, the projected retirement benefit for Mr. Geitz, assuming he remains employed by the Bank until normal retirement age of 65 or, prior to the normal retirement date, has a Separation from Service (as defined in the agreement) within 24 months of a Change in Control (as defined in the agreement), is $82,800 per year, paid in equal monthly installments over 15 years, with such payments beginning on the first day of the month after he turns 65 years old.  The benefits may be substantially less should Mr. Geitz not remain employed until the normal retirement age of 65. Upon a Termination for Cause(as defined in the agreement), Mr. Geitz does not receive any benefit under the agreement.  The agreement also contains restrictive covenants including non-competition, non-solicitation of employees, and confidentiality covenants that are in effect during the term of the agreement and for 12 months following his termination of employment with the Bank, except in the case of a Change in Control.

The Bank and Martin J. Geitz are parties to an Endorsement Split Dollar Insurance Agreement dated October 20, 2010.  The agreement provides for the division of death proceeds under certain life insurance policies owned by the Bank on the life of Mr. Geitz with Mr. Geitz’s designated beneficiary.  The Bank has the right to exercise all incidents of ownership of the life insurance policies and may terminate such policies without the consent of Mr. Geitz.  Under the agreement, if Mr. Geitz passes away prior to termination of his employment with the Bank, Mr. Geitz’s designated beneficiary will be entitled to a benefit of $750,000, which will increase four percent (4%) on each anniversary of the effective date of the agreement.  In no event will the benefit exceed the total death proceeds of the life insurance policies minus the greater of (i) such policies’ cash surrender value or (ii) the aggregate premiums paid by the Bank for such policies.  If Mr. Geitz passes away after termination of his employment with the Bank, Mr. Geitz’s designated beneficiary will not be entitled to any benefits.  Mr. Geitz’s rights under the agreement will terminate if he is subject to a final removal or prohibition order issued by an appropriate federal banking agency.  In addition, no benefits will be paid to Mr. Geitz’s designated beneficiary if the insurance company denies coverage for any reason, provided, however, that the Bank will evaluate the reasons for denial and, upon advice of legal counsel and in its sole discretion, consider judicially challenging such denial.

Richard J. Sudol, Senior Vice President and Chief Financial Officer – The Bank and Richard J. Sudol are parties to an Offer Letter, effective as of August 3, 2013. Mr. Sudol is an at-will employee of the Bank.  He is entitled to receive paid time off of 28 days per year and to participate in the Bank’s benefit plans, including its medical plan, dental plan, group term life insurance plan with enhanced benefits not available to employees who are not executive officers, long-term disability insurance plan with enhanced benefits not available to employees who are not executive officers and 401(k) retirement plan. Mr. Sudol is also eligible to participate in the Bank’s executive annual short-term incentive plan with a target bonus rate of 15%-20% of his compensation, provided he remains employed by the Bank at the time of payout. Option grants and restricted stock awards are discussed in the footnotes of the Summary Compensation Table and the Outstanding Equity Awards Table.

The Bank has entered into a Change in Control Severance Agreement (the “Sudol CIC Severance Agreement”) with Mr. Sudol dated March 11, 2014.  Pursuant to the Sudol CIC Severance Agreement, in the event Mr. Sudol is terminated by the Bank without Cause (as defined in the Sudol CIC Severance Agreement) or he resigns for Good Reason (as defined in the Sudol CIC Severance Agreement) (i) upon a Change in Control (as defined in the Sudol CIC Severance Agreement) or (ii) during the remainder of the month in which a Change in Control occurs and twelve months thereafter, Mr. Sudol will be entitled to, among other benefits, the following:  (1) a lump sum payment equal to two times the sum of (a) the greater of his annual base salary in effect immediately prior to the Change in Control or his annual base salary in effect at the time a notice of termination is given and (b) the greater of his annual target bonus for the year in which the Change in Control occurs or, if such target bonus has not yet been determined, his annual bonus for the year immediately preceding the year in which the Change in Control occurs; (2) a pro-rata portion of his annual target bonus; (3) accelerated full vesting of his stock options, restricted stock and any other performance related incentive compensation awards at the target award level; (4) 24 months of health insurance benefits on terms no less favorable as were provided prior to termination of employment; (5) an amount equal to the aggregate amounts that Bank would have contributed to Mr. Sudol’s 401(k) plan if such plan had been in effect for the 24 month period following his termination of employment; and (6) outplacement services for 24 months following termination of employment (not to exceed $10,000 in value). The Sudol CIC Severance Agreement is in effect through December 31, 2014 and commencing on January 1, 2015 and for each January 1 thereafter, the CIC Severance Agreement is automatically extended for one additional year unless the Bank or Mr. Sudol gives notice to the other party no later than September 30th of the preceding year that the Sudol CIC Severance Agreement will not be extended. The Sudol CIC Severance Agreement also contains a two year post-termination non-competition covenant and non-disclosure and non-disparagement covenants.

The Bank entered into a Supplemental Executive Retirement Agreement with Mr. Sudol dated March 11, 2014. The agreement is an unfunded, non-qualified supplemental retirement program for Mr. Sudol and provides for supplemental retirement benefits payable in installments over 15 years upon his attainment of normal retirement age of 65.  The supplemental retirement benefits vest in equal installments over 10 years, subject to certain conditions.  Under the agreement, the projected retirement benefit for Mr. Sudol, assuming he remains employed by the Bank until normal retirement age of 65 or, prior to the normal retirement date, incurs a Separation from Service (as defined in the agreement) within 24 months of a Change in Control (as defined in the agreement), is $20,000 per year, paid in equal monthly installments over 15 years, with such payments beginning on the first day of the month after he turns 65 years old.  The benefits may be substantially less should Mr. Sudol not remain employed by the Bank until the normal retirement age of 65. Upon a termination for Cause (as defined in the agreement), Mr. Sudol does not receive any benefit under the agreement. The agreement also contains restrictive covenants including non-competition, non-solicitation of employees, and confidentiality covenants that are in effect during the term of the agreement and for twelve months following his termination of employment with the Bank, except in the case of a Change in Control.

The Bank entered into a Split Dollar Life Insurance Agreement with Mr. Sudol dated April 29, 2014. The agreement provides for the division of death proceeds under certain life insurance policies owned by the Bank on the life of Mr. Sudol with Mr. Sudol’s designated beneficiary.  The Bank has the right to exercise all incidents of ownership of the life insurance policies and may terminate such policies without the consent of Mr. Sudol.  Under the agreement, if Mr. Sudol passes away prior to termination of his employment with the Bank, Mr. Sudol’s designated beneficiary will be entitled to a benefit of $100,000.  In addition, if Mr. Sudol’s employment is terminated following a Change in Control (as defined in the agreement) of the Bank and he passes away before the age of 65, Mr. Sudol’s designated beneficiary will be entitled to a benefit of $100,000.  In no event, however, will the benefit exceed the total death proceeds of the life insurance policies minus the greater of (i) such policies’ cash surrender value or (ii) the aggregate premiums paid by the Bank for such policies.  Mr. Sudol’s rights under the agreement will terminate if he is subject to a final removal or prohibition order issued by an appropriate federal banking agency.  In addition, no benefits will be paid if Mr. Sudol commits suicide within two years of April 29, 2014 or if the insurance company denies coverage for any reason, provided, however, that the Bank will evaluate the reasons for denial and, upon advice of legal counsel and in its sole discretion, consider judicially challenging such denial.

Gary W. Burdick, Senior Vice President and Chief Commercial Banking Officer – Gary W. Burdick is an at-will employee of the Bank. He is entitled to receive paid time off of 28 days per year and to participate in the Bank’s benefit plans, including its medical plan, dental plan, group term life insurance plan with enhanced benefits not available to employees who are not executive officers), long-term disability insurance plan with enhanced benefits not available to employees who are not executive officers) and 401(k) retirement plan.

The Bank has entered into a Change in Control Severance Agreement (the “Burdick CIC Severance Agreement”) with Mr. Burdick dated October 24, 2012.  Pursuant to the Burdick CIC Severance Agreement, in the event Mr. Burdick is terminated by the Bank without Cause (as defined in the Burdick CIC Severance Agreement) or he resigns for Good Reason (as defined in the Burdick CIC Severance Agreement) (i) upon a Change in Control (as defined in the Burdick CIC Severance Agreement) or (ii) during the remainder of the month in which a Change in Control occurs and twelve months thereafter, Mr. Burdick will be entitled to, among other benefits, the following:  (1) a lump sum payment equal to two times the sum of (a) the greater of his annual base salary in effect immediately prior to the Change in Control or his annual base salary in effect at the time a notice of termination is given and (b) the greater of his annual target bonus for the year in which the Change in Control occurs or, if such target bonus has not yet been determined, his annual bonus for the year immediately preceding the year in which the Change in Control occurs; (2) a pro-rata portion of his annual target bonus; (3) accelerated full vesting of his stock options, restricted stock and any other performance related incentive compensation awards at the target level; (4) 24 months of health insurance benefits on terms no less favorable as were provided prior to termination of employment; (5) an amount equal to the aggregate amounts that the Bank would have contributed to Mr. Burdick’s 401(k) plan if such plan had been in effect for the 24 month period following his termination of employment; and (6) outplacement services for 24 months following termination of employment (not to exceed $10,000 in value). The Burdick CIC Severance Agreement is in effect through December 31, 2012, and commencing on January 1, 2013 and for each January 1 thereafter, the Burdick CIC Severance Agreement is automatically extended for one additional year unless the Bank or Mr. Burdick gives notice to the other party no later than September 30th of the preceding year that the Burdick CIC Severance Agreement will not be extended. The Burdick CIC Severance Agreement also contains a two year post-termination non-competition covenant and non-disclosure and non-disparagement covenants.

The Bank entered into a Supplemental Executive Retirement Agreement with Mr. Burdick dated October 24, 2012. The agreement is an unfunded, non-qualified supplemental retirement program for Mr. Burdick and provides for supplemental retirement benefits payable in installments over 15 years upon his attainment of normal retirement age of 65.  The supplemental retirement benefits are to be earned over the remaining working career of Mr. Burdick subject to certain conditions.  Under the agreement, the projected retirement benefit for Mr. Burdick, assuming he remains employed by the Bank until normal retirement age of 65 or, prior to the normal retirement date, incurs a Separation from Service (as defined in the agreement) within 24 months of a Change in Control (as defined in the agreement), is $10,000 per year, paid in equal monthly installments over 15 years, with such payments beginning on the first day of the month after he turns 65 years old.  The benefits are capped at the above amounts and are subject to being substantially less should Mr. Burdick not remain employed by the Bank until the normal retirement age of 65. Upon a Termination for Cause (as defined in the agreement), Mr. Burdick does not receive any benefit under the agreement. The agreement also contains restrictive covenants including non-competition, non-solicitation of employees, and confidentiality covenants that are in effect during the term of the agreement and within twelve months following his termination of employment with the Bank, except in the case of a Change in Control.

The Bank entered into a Split Dollar Life Insurance Agreement with Mr. Burdick dated January 22, 2013.  This agreement provides for the division of death proceeds under certain life insurance policies owned by the Bank on the life of Mr. Burdick with Mr. Burdick’s designated beneficiary.  The Bank has the right to exercise all incidents of ownership of the life insurance policies and may terminate such policies without the consent of Mr. Burdick.  Under the agreement, if Mr. Burdick passes away prior to termination of his employment with the Bank, Mr. Burdick’s designated beneficiary will be entitled to a benefit of $100,000.  In addition, if Mr. Burdick’s employment is terminated following a Change in Control (as defined in the agreement) of the Bank and he passes away before the age of 65, Mr. Burdick’s designated beneficiary will be entitled to a benefit of $100,000.  In no event, however, will the benefit exceed the total death proceeds of the life insurance policies minus the greater of (i) such policies’ cash surrender value or (ii) the aggregate premiums paid by the Bank for such policies.  Mr. Burdick’s rights under the agreement will terminate if he is subject to a final removal or prohibition order issued by an appropriate federal banking agency.  In addition, no benefits will be paid if Mr. Burdick commits suicide within two years of January 22, 2013 or if the insurance company denies coverage for any reason, provided, however, that the Bank will evaluate the reasons for denial and, upon advice of legal counsel and in its sole discretion, consider judicially challenging such denial.

Equity Awards

On April 25, 2014, Martin J. Geitz received a grant from the Company of 1,562 shares of restricted stock with a fair market value of $33,588 on the date of grant.  Such shares of restricted stock will vest over three years as follows:  520 shares on April 25, 2015, 520 shares on April 25, 2016 and 522 shares on April 25, 2017.

On December 18, 2013, Martin J. Geitz received a grant from the Company of 3,000 shares of restricted stock with a fair market value of $69,757 on the date of grant.  Such shares of restricted stock will vest over three years as follows:  1,000 shares on December 18, 2014, 1,000 shares on December 18, 2015 and 1,000 shares on December 18, 2016.

On December 19, 2012, Martin J. Geitz received a grant from the Company of 2,700 shares of restricted stock with a fair market value of $66,248 on the date of grant.  Such shares of restricted stock will vest over three years as follows: 900 shares on December 19, 2013, 900 shares on December 19, 2014 and 900 shares on December 19, 2015.

On March 19, 2015, Martin J. Geitz received a grant from the Company of 3,250 shares of restricted stock with a fair market value of $69,938 on the date of grant.  Such shares of restricted stock will vest over three years as follows: 1,083 shares on March 19, 2016, 1,083 shares on March 19, 2017 and 1,084 shares on March 19, 2018.

On April 25, 2014, Gary W. Burdick received a grant from the Company of 372 shares of restricted stock with a fair market value of $7,999 on the date of grant.  Such shares of restricted stock will vest over three years as follows:  124 shares on April 25, 2015, 124 shares on April 25, 2016 and 124 shares on April 25, 2017.

On December 18, 2013, Gary W. Burdick received a grant from the Company of 1,000 shares of restricted stock with a fair market value of $23,252 on the date of grant.  Such shares of restricted stock will vest over three years as follows:  333 shares on December 18, 2014, 333 shares on December 18, 2015 and 334 shares on December 18, 2016.

On March 19, 2015, Gary W. Burdick received a grant from the Company of 975 shares of restricted stock with a fair market value of $20,982 on the date of grant.  Such shares of restricted stock will vest over three years as follows: 325 shares on March 19, 2016, 325 shares on March 19, 2017 and 325 shares on March 19, 2018.

On March 19, 2015, Richard J. Sudol received a grant from the Company of 1,225 shares of restricted stock with a fair market value of $26,361 on the date of grant.  Such shares of restricted stock will vest over three years as follows: 408 shares on March 19, 2016, 408 shares on March 19, 2017 and 409 shares on March 19, 2018.

The outstanding equity awards held by the named executive officers as of June 30, 2015 were as follows:

Outstanding Equity Awards at June 30, 2015

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Martin J. Geitz President & Chief Executive Officer	21,000	(1)	0	$31.50	12/20/2015	7,192	(2)	$165,416

Richard J. Sudol Senior Vice President & Chief Financial Officer	0		0	0	0	1,892	(3)	$43,516

Gary W. Burdick Senior Vice President & Chief Commercial Banking Officer	0		0	0	0	2,614	(4)	$60,122

(1)

 Options vested at the rate of 33 1/3% per year, with vesting dates of 12/21/2006, 12/21/2007 and 12/21/2008.  Vesting was conditioned on the named individual remaining an employee until the end of each vesting period.

(2)

 The number of shares of unvested stock will vest as follows:  900 shares on 12/19/2015, 1,000 shares on 12/18/2015, 1,000 shares on 12/18/2016, 520 shares on 4/25/2016, 522 shares on 4/25/2017, 1,083 shares on 3/19/16, 1,083 shares on 3/19/17 and 1,084 shares on 3/19/18. Vesting is conditioned on the named individual remaining an employee until the end of each vesting period.

(3)

 The number of shares of unvested stock will vest as follows: 333 shares on 12/18/2015, 334 shares on 12/18/2016, 408 shares on 3/19/16, 408 shares on 3/19/17, and 409 shares on 3/19/18.  Vesting is conditioned on the named individual remaining an employee until the end of each vesting period.

(4)

 The number of shares of unvested stock will vest as follows: 424 shares on 10/24/2015, 300 shares on 12/19/2015, 333 shares on 12/18/2015, 334 shares on 12/18/2016, 124 shares on 4/25/2016, 124 shares on 4/25/2017, 325 shares on 3/19/16, 325 shares on 3/19/17, and 325 shares on 3/19/18.  Vesting is conditioned on the named individual remaining an employee until the end of each vesting period.

Director Compensation

The Company has adopted a Director Compensation Plan for non-employee directors.  For 2014, directors were compensated for service by means of: (1) an annual retainer of $6,000 per director; (2) annual retainer of $8,000 for the chairman of the board; (3) $500 for each Board meeting attended in person; and (4) $300 for each standing committee meeting attended in person.  No individual arrangements were granted during 2014.  The following table sets forth the amount of compensation paid to non-employee directors in 2014.

Director Compensation

Name	Fees earned or paid in cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Non- qualified deferred compensation earnings	All other Compensation	Total

Robert J. Bogino	$28,600	$0	$0	$0	$0	$0	$28,600

James F. Fleming	$14,900	$0	$0	$0	$0	$0	$14,900

Gary R. Kevorkian	$26,000	$0	$0	$0	$0	$0	$26,000

Jerry W. Long	$20,400	$0	$0	$0	$0	$0	$20,400

Nicholas B. Mason	$15,200	$0	$0	$0	$0	$0	$15,200

Michael D. Nicastro	$18,800	$0	$0	$0	$0	$0	$18,800

George B. Odlum	$17,200	$0	$0	$0	$0	$0	$17,200

David W. Sessions	$24,900	$0	$0	$0	$0	$0	$24,900

Ann G. Taylor	$15,600	$0	$0	$0	$0	$0	$15,600

Penny R. Woodford	$14,900	$0	$0	$0	$0	$0	$14,900

Equity Plans

The Company previously issued options to purchase shares of its common stock under the SBT Bancorp 1998 Stock Plan (the “1998 Plan”).  As of June 30, 2015, there were options outstanding to purchase an aggregate of 21,000 shares of the Company’s authorized but unissued common stock at a price of $31.50 per share and which will expire in 2015.  The 1998 Plan expired in March 2008.

Following shareholder approval in 2011, the Company established the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (the “2011 Plan”), effective June 1, 2011, to provide stock awards and options to employees, officers and directors of the Company in order to attract them to the Company, give them a proprietary interest in the Company, and to encourage them to remain in the employ or service of the Company.  The maximum number of shares of the Company’s common stock that may be delivered pursuant to awards or options under the 2011 Plan is 100,000 shares. As of June 30, 2015, 42,349 shares of restricted stock, net of shares that were forfeited, have been granted to directors and officers of the Bank and the remaining number of shares and options to be granted under the 2011 Plan was 62,990. Unless otherwise provided in an option award agreement, upon a Change in Control (as defined in the 2011 Plan), any award previously granted to a director or executive officer of the Bank shall automatically vest in full and become fully exercisable. The 2011 Plan will expire on March 16, 2021.

The following table sets forth the total number of securities authorized for issuance under equity compensation plans as of December 31, 2014.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	21,000	(1)	$31.50	72,182	(2)
Equity compensation plans not approved by shareholders	0		0	0
Total	21,000		$31.50	72,182	(2)

(1) Represents options granted under the 1998 Stock Plan which expired in March 2008.

(2) Represents the remaining number of shares and options to be granted under the 2011 Plan.  Since the 2011 Plan was established effective June 1, 2011, 34,124 shares of restricted stock have been granted to directors and officers of the Bank.  Of these 34,124 shares, 18,026 shares have vested as of December 31, 2014, 9,792 shares were unvested at December 31, 2014 and 6,306 shares were forfeited prior to vesting as a result of directors resigning from the Board of Directors or officers resigning from employment by the Bank.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

During 2014 and 2013, certain of the Company’s and the Bank’s current directors, executive officers and their affiliates had outstanding loans from the Bank.  The largest aggregate amount of such loans outstanding during the period from January 1, 2014 to June 30, 2015 was on January 2, 2015 in an aggregate amount of $3,883,454.  All such loans were made in the ordinary course of the Bank’s business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

Except as described in the immediately preceding paragraph, neither the Company nor the Bank had any transactions with any of their directors, executive officers or their affiliates in which the amount involved exceeded $120,000.

Policy and Procedures for Review, Approval or Ratification of Related Person Transactions

Our related person transaction practices and policies between the Company or any of its subsidiaries and an executive officer, director or an immediate family member are currently governed by the Company’s Code of Ethics and Conflicts of Interest Policy (the “Code of Ethics”).  In the ordinary course of business, directors (or a business in which the director is a partner, director, shareholder or executive officer) may provide services to the Company or to customers of the Bank.  We require our directors and executive officers to complete a questionnaire, annually, to provide information specific to related party transactions.

Once we become aware of a proposed or a recurring activity with a related party, it is referred to the Chairman of the Board of Directors and the Chief Executive Officer who are authorized to determine whether the activity constitutes a conflict of interest and to act upon that determination.  A transaction with a related party shall be consummated or shall continue only if such transaction is in accordance with the guidelines set forth in the Code of Ethics.  Any material related person transaction involving officers will be disclosed to the Chief Executive Officer and any material related party transactions involving the Chief Executive Officer or a director will be disclosed to the Chairman of the Corporate Governance Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the common stock of the Company as of October 30, 2015 by (i) each director and nominee for director of the Company, (ii) named executive officers, (iii) all directors and executive officers as a group and (iv) shareholders of record who beneficially own five percent or more of the Company’s common stock.  Except as indicated by footnote, the persons named in the table have sole voting and investment powers with respect to all shares shown as beneficially owned by them.  All persons listed are directors of both the Company and the Bank unless noted otherwise.  All directors and executive officers can receive mail in care of SBT Bancorp, Inc., c/o The Simsbury Bank & Trust Company, Inc., 981 Hopmeadow Street, P.O. Box 248, Simsbury, CT 06070.  The addresses of the shareholders of record who beneficially own five percent or more of the Company’s common stock are listed below their respective names in the following table. The following table does not reflect any shares of our common stock that our directors, officers, employees, business associates, and related persons may purchase in this offering through the directed share program described under “Directed Share Program.”

Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership		Percent Of Class

Directors and Executive Officers

Robert J. Bogino, Chairman	27,674	(1)	3.1%
James T. Fleming, Director	1,608	(2)	*
Martin J. Geitz, President, Chief Executive Officer and Director	46,156	(3)	5.1%
Gary R. Kevorkian, Director	22,582	(4)	2.5%
Jerry W. Long, Director	3,546	(5)	*
Nicholas B. Mason, Director	3,697	(6)	*
Michael D. Nicastro, Director	1,567	(7)	*
George B. Odlum, Jr., DMD, Director	14,107	(8)	1.6%
David W. Sessions, Vice Chairman	17,623	(9)	1.9%
Ann G. Taylor, Director	800	(10)	*
Penny R. Woodford, Director	3,276	(11)	*

Richard J. Sudol, Senior Vice President and Chief Financial Officer	2,225	(12)	*

Gary W. Burdick, Senior Vice President and Chief Commercial Banking Officer	4,559	(13)	*

All directors and executive officers as a group (16 Persons)	152,198	(14)	16.8%

Principal Shareholders

Banc Fund VI L.P.	39,481	(15)	4.4%
Banc Fund VII L.P. Banc Fund VIII L.P. Banc Fund IX L.P. 20 North Wacker Drive Suite 3300 Chicago, IL 60606	19,454	(15)	2.1%

* Less than 1%

(1)

Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.  Also includes 6,600 shares owned jointly with Mr. Bogino’s spouse, 861 shares held in a trust for which Mr. Bogino serves as trustee, 1,133 shares in trusts for one of his children for which Mr. Bogino serves as the trustee and 11,500 shares owned by his spouse.  Mr. Bogino disclaims beneficial ownership of the shares beneficially owned by his spouse.

(2)	Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(3)

Includes an aggregate 7,192 shares of restricted stock, of which 900 shares will vest on December 19, 2015, 1,000 shares will vest on December 18, 2015, 1,000 shares will vest on December 18, 2016, 520 shares will vest on April 25, 2016, 522 shares will vest on April 25, 2017, 1,083 shares will vest on March 19, 2016, 1,083 shares will vest on March 19, 2017 and 1,084 shares will vest on March 19, 2018.  Also includes 21,000 shares which may be acquired within 60 days through the exercise of stock options.

(4)

Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.  Also includes 15,686 shares held in trusts for which Mr. Kevorkian is the trustee, and 1,922 shares for which Mr. Kevorkian’s spouse is either the beneficial owner or trustee.  Mr. Kevorkian disclaims beneficial ownership of the shares beneficially owned by his spouse and by the trusts for which his spouse is the trustee.

(5)	Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(6)	Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(7)	Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(8)

Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.  Also includes 3,550 shares owned by Dr. Odlum’s spouse.  Dr. Odlum disclaims beneficial ownership of the shares beneficially owned by his spouse.

(9)

Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.  Also includes 1,564 shares owned jointly with Mr. Sessions’ spouse, 1,001 shares owned by his spouse, 1,357 shares owned by a private corporation owned by Mr. Sessions and his siblings and 1,252 shares owned by his children.  Mr. Sessions disclaims beneficial ownership of the shares beneficially owned by his spouse and his children.

(10)	Includes an aggregate 200 shares of restricted stock, of which 100 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(11)	Includes an aggregate 300 shares of restricted stock, of which 200 shares will vest on November 20, 2015 and 100 shares will vest on November 20, 2016.

(12)

Includes an aggregate 1,892 shares of restricted stock, of which 333 shares will vest on December 18, 2015, 334 shares will vest on December 18, 2016, 408 shares will vest on March 19, 2016, 408 shares will vest on March 19, 2017, and 409 shares will vest on March 19, 2018.

(13)

Includes an aggregate 2,614 shares of restricted stock, of which 424 shares will vest on October 24, 2015, 300 shares will vest on December 19, 2015, 333 shares will vest on December 18, 2015, 334 shares will vest on December 18, 2016, 124 shares will vest on April 25, 2015, 124 shares will vest on April 25, 2016, 124 shares will vest on April 25, 2017, 325 shares will vest on March 19, 2016, 325 shares will vest on March 19, 2017, and 325 shares will vest on March 19, 2018.

(14)	Includes an aggregate 21,000 shares which an executive officer may acquire beneficial ownership within 60 days through the exercise of stock options.

(15)

Consists of 0 shares owned by Banc Fund VI L.P. (“BF VI”), 39,481 shares owned by Banc Fund VII L.P. (“BF VII”), 19,454 shares owned by Banc Fund VIII L.P. (“BF VIII”) and 0 shares owned by Banc Fund IX L.P. (“BF IX”) and is based on information set forth in a Schedule 13G/A filed jointly on February 12, 2015 by BF VI, BF VII, BF VIII and BF IX.  The general partner of BF VI is MidBanc VI L.P. (“MidBanc VI”), whose principal business is to be a general partner of BF VI.  The general partner of BF VII is MidBanc VII L.P. (“MidBanc VII”), whose principal business is to be a general partner of BF VII.  The general partner of BF VIII is MidBanc VIII L.P. (“MidBanc VIII”), whose principal business is to be a general partner of BF VIII.  The general partner of BF IX is MidBanc IX L.P. (“MidBanc IX”), whose principal business is to be a general partner of BF IX.  MidBanc VI, MidBanc VII, MidBanc VIII and MidBanc IX are Illinois limited partnerships.  The general partner of MidBanc VI, MidBanc VII, MidBanc VIII and MidBanc IX is The Banc Funds Company, L.L.C. (“TBFC”), whose principal business is to be a general partner of MidBanc VI, MidBanc VII, MidBanc VIII and MidBanc IX.  TBFC is an Illinois corporation whose principal shareholder is Charles J. Moore.  Mr. Moore has been the manager of BF VI, BF VII, BF VIII and BF IX since their respective inceptions.  As manager, Mr. Moore has voting and dispositive power over the securities of the Company held by each of those entities.  As the controlling member of TBFC, Mr. Moore controls TBFC, and therefore each of the partnership entities are directly and indirectly controlled by TBFC.

DESCRIPTION OF OUR COMMON STOCK

Total Authorized Capital Stock

As of June 30, 2015, our authorized capital stock was composed of 2,000,000 shares of common stock, no par value per share, of which 908,170 shares and 907,756 were issued and outstanding, respectively, and 100,000 shares of preferred stock, no par value per share, of which 9,000 shares designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, were issued and outstanding. The issuance of any shares of our currently authorized capital stock does not require any action or approval of our shareholders. The shares of our authorized preferred stock may be issued in one or more series or classes and on such terms and conditions as approved by our Board of Directors.

General

The shares of our common stock, when issued against full payment of the purchase price pursuant to this prospectus, will be validly issued, fully paid and non-assessable.

The holders of our common stock are entitled to the following basic rights:

●	one vote for each share of common stock held;

●	receive dividends if and when declared by our board of directors from our unreserved and unrestricted earned surplus or our unreserved and unrestricted net earnings for the current fiscal year; and

●

share ratably in our net assets legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors and preferred shareholders, if any, or provision for such payment.

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common stock is fully paid and non-assessable.

Our common stock is currently quoted and traded on the OTCQX Marketplace operated by the OTC Markets Group, Inc., or OTCQX, under the symbol “SBTB.” The transfer agent for our common stock is American Stock Transfer & Trust Company, Shareholder Services, 59 Maiden Lane, New York, New York 10007.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws, as well as federal laws and the laws of the State of Connecticut, contain various provisions that may be deemed to have an “anti-takeover” effect with respect to the Company.

Provisions In the Company’s Certificate Of Incorporation And Bylaws

The following description is a summary of the provisions of the certificate of incorporation and bylaws of the Company that might be deemed to have an anti-takeover effect.

Directors.    The Board of Directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the Company’s Board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

No Cumulative Voting.    The certificate of incorporation does not permit cumulative voting for the election of directors.

Restrictions on Removing Directors from Office.    The bylaws provide that directors may only be removed for cause, and only by the affirmative vote of two-thirds of the directors or the holders of at least 80% of the voting power of all of the then-outstanding shares of stock entitled to vote.

Federal and State Regulatory Restrictions

Federal Change in Bank Control Act.    Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of the common stock of the Company.

The Federal Reserve Board may prohibit an acquisition of control if:

•	It would result in a monopoly or substantially lessen competition;

•	The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

Federal Bank Holding Company Act.    Federal law provides that no company may acquire control of a bank holding company directly or indirectly without the prior approval of the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank holding company is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank holding company’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank holding company or has the power to exercise a controlling influence over the management or policies of the bank holding company. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank holding company.

The prior approval of the Federal Reserve Board would be required (a) before any bank holding company could acquire 5% or more of the common stock of the Company and (b) before any other company could acquire 25% or more of the common stock of the Company.

Connecticut Law. Connecticut law has provisions similar to those of the federal Change in Bank Control Act and the federal Bank Holding Company Act that would require prior approval of the Connecticut Banking Commissioner in similar circumstances as covered by those federal laws.

Directed Share Program

At our request, the underwriter has reserved for sale at the public offering price up to shares of the common stock being offered by this prospectus for sale at the public offering price to our directors, officers, employees, business associates, and related persons. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriter to the general public on the same terms as the other shares of common stock. The sale of these reserved shares will be administered by Keefe, Bruyette & Woods, a Stifel Company.

UNDERWRITING

We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc. as the underwriter (the “underwriter”), with respect to the shares of common stock being offered pursuant to this prospectus. The public offering price of our shares of common stock will be determined by prevailing market conditions at the time of pricing. Subject to certain conditions, the underwriter has agreed to purchase the number of shares of common stock in this offering set forth next to its name in the following table.

Underwriter	Amount of Shares of Common Stock
Keefe, Bruyette & Woods, Inc.	400,000
Total	400,000

The underwriting agreement provides that the obligations of the underwriter to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriter is obligated to purchase all of the shares of common stock offered by this prospectus if any of the shares are purchased.

We have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of $0.10 per share of the common stock to certain brokers and dealers. After the initial offering, the public offering price, concession, reallowance or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us:

	Per Share	Aggregate Amount(1)
Public offering price	$21.00	$8,400,000.00
Underwriting discount	$1.151	$460,400.00
Proceeds to us, before expenses	$19.849	$7,939,600.00

(1)	Aggregate amount excludes the exercise, if any, by the underwriter of its option to purchase up to an additional 60,000 additional shares of the common stock.

(2)	Reflects shares of common stock sold to institutional investors, for which the underwriter received an underwriting discount of $0.63 per share, and shares of common stock sold to retail investors, for which the underwriter received an underwriting discount of $1.26 per share. Based on the weighted blended discount rate of 5.48%, the total underwriting discount and commissions is $460,400

The maximum amount of fees and expenses of the underwriter, not including the underwriting discount, that are to be reimbursed by the Company shall not exceed $100,000.

The underwriter has advised us that the underwriter does not intend to confirm sales to any account over which they exercise discretionary authority.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Day Pitney LLP, a law firm located in Hartford, Connecticut. Hogan Lovells US LLP has acted as counsel to the underwriter in connection with this offering.

EXPERTS

The consolidated financial statements of SBT Bancorp, Inc. and its wholly-owned subsidiary, The Simsbury Bank & Trust Company, Inc., as of December 31, 2014 and 2013, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Shatswell, MacLeod & Company, P.C., an independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can obtain a copy of the registration statement and its exhibits from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. In addition, we maintain a website that contains information about us at http://www.simsburybank.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

SBT BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except for share and per share amounts)

ASSETS	6/30/15	12/31/14
	(Unaudited)
Cash and due from banks	$10,606	$10,118
Interest-bearing deposits with the Federal Reserve Bank and Federal Home Loan Bank	9,622	9,696
Money market mutual funds	566	1
Federal funds sold	50	5
Cash and cash equivalents	20,844	19,820

Investments in available-for-sale securities (at fair value)	75,346	83,805
Federal Home Loan Bank stock, at cost	3,074	1,801
Loans held-for-sale	5,744	5,374

Loans	302,796	286,142
Less allowance for loan losses	2,834	2,761
Loans, net	299,962	283,381

Premises and equipment, net	1,394	1,460
Accrued interest receivable	1,088	1,095
Other real estate owned	-	105
Bank owned life insurance	7,286	7,184
Other assets	4,963	4,815
Total assets	$419,701	$408,840

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$110,534	$117,261
Savings and NOW deposits	164,696	177,158
Time deposits	58,663	61,646
Total deposits	333,893	356,065
Securities sold under agreements to repurchase	2,917	3,921
Federal Home Loan Bank advances	51,500	17,500
Other liabilities	1,683	1,882
Total liabilities	389,993	379,368

Stockholders' equity:
Preferred stock, senior non-cumulative perpetual, Series C, no par; 9,000 shares issued and outstanding at June 30, 2015 and December 31, 2014; liquidation value of $1,000 per share	8,994	8,988
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 908,170 shares and 907,756 shares, respectively, at 6/30/15, and 898,105 shares and 897,691 shares, respectively, at 12/31/14	10,324	10,127
Retained earnings	10,933	10,549
Treasury stock, 414 shares	(7)	(7)
Unearned compensation-restricted stock awards	(322)	(207)
Accumulated other comprehensive (loss) income	(214)	22
Total stockholders' equity	29,708	29,472
Total liabilities and stockholders' equity	$419,701	$408,840

See accompanying notes to the unaudited condensed consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in thousands, except for share and per share amounts)

	For the Three Months Ended		For the Six Months Ended
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Interest and dividend income:
Interest and fees on loans	$2,687	$2,543	$5,328	$5,154
Investment securities	409	440	842	920
Federal funds sold and overnight deposits	5	21	12	32
Total interest and dividend income	3,101	3,004	6,182	6,106
Interest expense:
Deposits	188	222	374	434
Federal Home Loan Bank advances	18	5	25	7
Repurchase agreements	1	1	2	2
Total interest expense	207	228	401	443

Net interest and dividend income	2,894	2,776	5,781	5,663

Provision for loan losses	30	-	80	30

Net interest and dividend income after provision for loan losses	2,864	2,776	5,701	5,633
Noninterest income:
Service charges on deposit accounts	101	116	205	234
Gain on sales of available-for-sale securities, net	26	103	69	103
Other service charges and fees	200	141	345	350
Increase in cash surrender value of life insurance policies	51	48	102	96
Mortgage banking activities	309	82	444	154
Investment services fees and commissions	77	68	111	129
Other income	42	47	60	51
Total noninterest income	806	605	1,336	1,117
Noninterest expense:
Salaries and employee benefits	1,703	1,603	3,282	3,576
Occupancy expense	328	320	706	667
Equipment expense	100	127	202	228
Advertising and promotions	152	181	256	284
Forms and supplies	45	59	77	94
Professional fees	147	133	252	210
Directors’ fees	63	64	114	131
Correspondent charges	92	51	121	131
FDIC assessment	78	102	156	205
Data processing	189	175	333	320
Other expenses	369	501	735	830
Total noninterest expense	3,266	3,316	6,234	6,676
Income before income taxes	404	65	803	74
Income tax provision (benefit)	54	(50)	110	(119)
Net income	$350	$115	$693	$193
Net income available to common stockholders	$316	$89	$633	$142
Weighted average shares outstanding, basic	888,587	881,861	888,290	880,973
Earnings per common share, basic	$0.36	$0.10	$0.71	$0.16
Weighted average shares outstanding, assuming dilution	889,611	884,675	889,090	885,673
Earnings per common share, assuming dilution	$0.36	$0.10	$0.71	$0.16

See accompanying notes to the unaudited condensed consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

 (Unaudited)

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Net income	$350	$115	$693	$193
Other comprehensive (loss) income, net of tax:
Net change in unrealized holding gain (loss) on securities available for sale	(857)	1,080	(289)	2,234
Reclassification adjustment for realized gains in net income	(26)	(103)	(69)	(103)
Other comprehensive (loss) income, before tax	(883)	977	(358)	2,131
Income tax benefit (expense)	299	(332)	122	(725)
Other comprehensive (loss) income, net of tax	(584)	645	(236)	1,406
Comprehensive (loss) income	$(234)	$760	$457	$1,599

See accompanying notes to the unaudited condensed consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Unaudited)

(Dollars in thousands)

					Unearned	Accumulated
	Preferred				Compensation-	Other
	Stock	Common	Retained	Treasury	Restricted	Comprehensive
	Series C	Stock	Earnings	Stock	Stock Awards	Loss	Total
Balance, December 31, 2013	$8,976	$10,136	$10,347	$(7)	$(401)	$(1,655)	$27,396
Net income	-	-	193	-	-	-	193
Other comprehensive income, net of tax	-	-	-	-	-	1,406	1,406
Preferred stock dividend-SBLF	-	-	(45)	-	-	-	(45)
Preferred stock amortization (accretion)	6	-	(6)	-	-	-	-
Stock based compensation	-	-	-	-	80	-	80
Dividends declared common stock	-	-	(252)	-	-	-	(252)
Common stock issued	-	19	-	-	-	-	19
Balance, June 30, 2014	$8,982	$10,155	$10,237	$(7)	$(321)	$(249)	$28,797

Balance, December 31, 2014	$8,988	$10,127	$10,549	$(7)	$(207)	$22	$29,472
Net income	-	-	693	-	-	-	693
Other comprehensive loss, net of tax	-	-	-	-	-	(236)	(236)
Preferred stock dividend-SBLF	-	-	(54)	-	-	-	(54)
Preferred stock amortization (accretion)	6	-	(6)	-	-	-	-
Stock based compensation	-	-	-	-	62	-	62
Dividends declared common stock	-	-	(249)	-	-	-	(249)
Restricted stock awards	-	177	-	-	(177)	-	-
Common stock issued	-	20	-	-	-	-	20
Balance, June 30, 2015	$8,994	$10,324	$10,933	$(7)	$(322)	$(214)	$29,708

See accompanying notes to the unaudited condensed consolidated financial statements

SBT BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	For the Six Months Ended
	6/30/2015	6/30/2014
Cash flows from operating activities:
Net income	$693	$193
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of securities, net	202	198
Gain on sales of available-for-sale securities	(69)	(103)
Change in deferred origination costs, net	(53)	(18)
Provision for loan losses	80	30
Loans originated for sale	(37,395)	(16,183)
Proceeds from sales of loans	37,527	8,497
Gains on sales of loans	(502)	(110)
(Gain) loss on sale of other real estate owned	(9)	49
Depreciation and amortization	140	201
Accretion on impairment of operating lease	(22)	(22)
Increase in other assets	(44)	(442)
Decrease in interest receivable	7	23
Decrease (increase) in taxes receivable	18	(120)
Increase in cash surrender value of bank owned life insurance	(102)	(97)
Stock-based compensation	62	80
Decrease in other liabilities	(231)	(33)
Increase in interest payable	54	35
Net cash provided by (used in) operating activities	356	(7,822)

Cash flows from investing activities:
Purchases (redemptions) of Federal Home Loan Bank stock	(1,273)	376
Purchases of available-for-sale securities	(316)	-
Proceeds from maturities of available-for-sale securities	7,158	3,918
Proceeds from sales of available-for-sale securities	1,126	1,139
Loan originations and principal collections, net	(11,495)	10,793
Loans purchased	(5,121)	(2,897)
Recoveries of loans previously charged off	8	13
Purchase of bank owned life insurance	-	(250)
Proceeds from sale of other real estate owned	114	-
Capital expenditures	(74)	(195)
Net cash (used in) provided by investing activities	(9,873)	12,897

Cash flows from financing activities:
Net decrease in demand deposits, NOW and savings accounts	(19,189)	(9,508)
Decrease in time deposits	(2,983)	(3,560)
Net decrease in securities sold under agreements to repurchase	(1,004)	(1,513)
Proceeds from (paydown of) Federal Home Loan Bank advances	34,000	(6,000)
Proceeds from issuance of common stock	20	19
Dividends paid - preferred stock	(54)	(45)
Dividends paid - common stock	(249)	(252)

Net cash provided by (used in) financing activities	10,541	(20,859)

Net increase (decrease) in cash and cash equivalents	1,024	(15,784)
Cash and cash equivalents at beginning of period	19,820	38,590
Cash and cash equivalents at end of period	$20,844	$22,806

Supplemental disclosures:
Interest paid	$347	$408
Income taxes paid	92	1
Loan transferred to other real estate owned	-	744

See accompanying notes to the unaudited condensed consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial statements and the instructions to Form 10-Q and, accordingly, do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all necessary adjustments, consisting of only normal recurring accruals, to present fairly the financial position, results of operations, cash flows and changes in stockholders’ equity of SBT Bancorp, Inc. (the “Company”) for the periods presented. The Company’s only business is its investment in The Simsbury Bank & Trust Company, Inc. (the “Bank”), which is a community-oriented financial institution providing a variety of banking and investment services. In preparing the interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods presented. Actual results could differ significantly from those estimates. The interim results of operations are not necessarily indicative of the results to be expected for the full year ending December 31, 2015.

While management believes that the disclosures presented are adequate so as to not make the information misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes included in the Company’s Form 10-K for the year ended December 31, 2014.

NOTE 2 – STOCK-BASED COMPENSATION

At June 30, 2015, the Company maintained a stock-based employee compensation plan. The Company recognizes the cost resulting from all share-based payment transactions in the condensed consolidated financial statements and establishes fair value as the measurement objective in accounting for share-based payment arrangements. During the six months ended June 30, 2015, the Company recognized $62 thousand in stock-based employee compensation expense. During the six months ended June 30, 2014, the Company recognized $80 thousand in stock-based employee compensation expense.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-01, “Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects.” The amendments in this ASU apply to all reporting entities that invest in qualified affordable housing projects through limited liability entities that are flow-through entities for tax purposes as follows:

1.

For reporting entities that meet the conditions for and that elect to use the proportional amortization method to account for investments in qualified affordable housing projects, all amendments in this ASU apply.

2.	For reporting entities that do not meet the conditions for or that do not elect the proportional amortization method, only the amendments in this ASU that are related to disclosures apply.

The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment in accordance with Subtopic 970-323. The amendments in this ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this ASU are effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” The objective of the amendments in this ASU is to reduce diversity by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (i) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (ii) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company can elect to adopt the amendments in this ASU using either a modified retrospective transition method or a prospective transition method. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606).” The objective of this ASU is to clarify principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. However, in July 2015, the FASB voted to approve deferring the effective date by one year (i.e., interim and annual reporting periods beginning after December 15, 2017). Early adoption is permitted, but not before the original effective date (i.e., interim and annual reporting periods beginning after December 15, 2016). The Company is currently reviewing this ASU to determine if it will have an impact on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” The amendments in this ASU require two accounting changes. First, the amendments in this ASU change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. This ASU also includes new disclosure requirements. The accounting changes in this Update are effective for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application is prohibited. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period.” The amendments in this ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Earlier adoption is permitted. ASU 2014-12 may be adopted either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements, and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-13, “Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity.” This ASU applies to entities that meet the following criteria:

1.	Entities that are required to consolidate a collateralized entity under the Variable Interest Entities guidance;

2.

Entities that measure all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the consolidated financial statements based on other FASB rules; and

3.	those changes in fair value are reflected in earnings.

Under ASU 2014-13, entities that meet these criteria are provided an alternative under which they can choose to eliminate the difference between the fair value of financial assets and financial liabilities of a consolidated collateralized financing entity. If that alternative is not elected, then ASU 2014-13 indicates that the fair value of the financial assets and the fair value of the financial liabilities of the consolidated collateralized financing entity should be measured in accordance with Accounting Standards Codification (ASC) 820, “Fair Value Measurement,” and differences between the fair value of the financial assets and the financial liabilities of that consolidated collateralized financing entity should be reflected in earnings and attributed to the reporting entity in the consolidated statement of income or loss. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company anticipates that the adoption of this ASU will not have an impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-14, “Receivables - Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government - Guaranteed Mortgage Loans upon Foreclosure.” The amendments in this ASU require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met:

1.	the loan has a government guarantee that is not separable from the loan before foreclosure;

2.

at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; and

3.	at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed.

Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The standard is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. The guidance should be applied on a retrospective basis. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, “Intangibles – Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance does not change the accounting for a customer’s accounting for service contracts. ASU 2015-05 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

NOTE 4 – FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (“ASC”) 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair value of the assets or liabilities that are based on the entity’s own assumption about the assumptions that market participants would use to price the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company did not have any significant transfers of assets or liabilities to or from Levels 1 and 2 of the fair value hierarchy during the six months ended June 30, 2015.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for June 30, 2015 and December 31, 2014.

The Company’s investment in obligations of states and municipalities, mortgage-backed securities and other debt securities available-for-sale are generally classified within Level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information, and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions. Valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes Level 3 inputs and assumptions when corroborated by evidence such as (1) transactions in similar instruments; (2) completed or pending third-party transactions in the underlying investment or comparable entities; (3) subsequent rounds of financing, recapitalization and other transactions across the capital structure; (4) offerings in the equity or debt markets, and (5) changes in financial ratios or cash flows.

The Company’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party. For Level 3 inputs, fair values are based on management estimates.

Other real estate owned values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party. For Level 3 inputs, fair values are based on management estimates.

The following summarizes assets measured at fair value at June 30, 2015 and December 31, 2014.

Assets Measured at Fair Value on a Recurring Basis

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
June 30, 2015:
Debt securities issued by U.S. government corporations and agencies	$15,190	$-	$15,190	$-
Obligations of states and municipalities	15,228	-	15,228	-
Mortgage-backed securities	44,516	-	44,516	-
SBA loan pools	412	-	412	-
	$75,346	$-	$75,346	$-

December 31, 2014:
Debt securities issued by U.S. government corporations and agencies	$18,064	$-	$18,064	$-
Obligations of states and municipalities	16,599	-	16,599	-
Mortgage-backed securities	48,668	-	48,668	-
SBA loan pools	474	-	474	-
	$83,805	$-	$83,805	$-

Assets Measured at Fair Value on a Nonrecurring Basis

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
June 30, 2015:
Impaired loans	$392	$-	$-	$392
	$392	$-	$-	$392

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2014:
Impaired loans	$433	$-	$-	$433
Other real estate owned	105	-	-	105
	$538	$-	$-	$538

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, were as follows as of June 30, 2015 and December 31, 2014:

	June 30, 2015
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$20,844	$20,844	$-	$-	$20,844
Available-for-sale securities	75,346	-	75,346	-	75,346
Federal Home Loan Bank stock	3,074	3,074	-	-	3,074
Loans held-for-sale	5,744			5,698	5,698
Loans, net	299,962	-	-	301,789	301,789
Accrued interest receivable	1,088	1,088	-	-	1,088

Financial liabilities:
Deposits	333,893	-	326,061	-	326,061
Securities sold under agreements to repurchase	2,917	-	2,917	-	2,917
Federal Home Loan Bank advances	51,500	-	51,500	-	51,500

	December 31, 2014
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$19,820	$19,820	$-	$-	$19,820
Available-for-sale securities	83,805	-	83,805	-	83,805
Federal Home Loan Bank stock	1,801	1,801	-	-	1,801
Loans held-for-sale	5,374	-	-	5,499	5,499
Loans, net	283,381	-	-	285,439	285,439
Accrued interest receivable	1,095	1,095	-	-	1,095

Financial liabilities:
Deposits	356,065	-	356,353	-	356,353
Securities sold under agreements to repurchase	3,921	-	3,921	-	3,921
Federal Home Loan Bank advances	17,500	-	17,500	-	17,500

NOTE 5 – EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following information was used in the computation of EPS on both a basic and diluted basis for the three and six months ended June 30, 2015 and 2014:

	For the three months ended
	6/30/15	6/30/14
	(In Thousands, Except Per Share Data)
Basic earnings per share computation:
Net income	$350	$115
Preferred stock net accretion	(3)	(3)
Cumulative preferred stock dividends	(31)	(23)
Net income available to common stockholders	$316	$89

Weighted average shares outstanding, basic	888,587	881,861

Basic earnings per share	$0.36	$0.10

Diluted earnings per share computation:
Net income	$350	$115
Preferred stock net accretion	(3)	(3)
Cumulative preferred stock dividends	(31)	(23)
Net income available to common stockholders	$316	$89

Weighted average shares outstanding, before dilution	888,587	881,861
Dilutive potential shares	1,024	2,814
Weighted average shares outstanding, assuming dilution	889,611	884,675

Diluted earnings per share	$0.36	$0.10

	For the six months ended
	6/30/15	6/30/14
	(In Thousands, Except Per Share Data)
Basic earnings per share computation:
Net income	$693	$193
Preferred stock net accretion	(6)	(6)
Cumulative preferred stock dividends	(54)	(45)
Net income available to common shareholders	$633	$142

Weighted average shares outstanding, basic	888,290	880,973

Basic earnings per share	$0.71	$0.16

Diluted earnings per share computation:
Net income	$693	$193
Preferred stock net accretion	(6)	(6)
Cumulative preferred stock dividends	(54)	(45)
Net income available to common shareholders	$633	$142

Weighted average shares outstanding, before dilution	888,290	880,973
Dilutive potential shares	800	4,700
Weighted average shares outstanding, assuming dilution	889,090	885,673

Diluted earnings per share	$0.71	$0.16

NOTE 6 – INVESTMENT SECURITIES

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, were as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In Thousands)
June 30, 2015:
Debt securities issued by U.S. government corporations and agencies	$3,200	$5	$4,472	$26	$7,672	$31
Obligations of states and municipalities	3,795	80	1,440	60	5,235	140
Mortgage-backed securities	10,250	136	25,581	581	35,831	717
Total temporarily impaired securities	17,245	221	31,493	667	48,738	888

Other-than-temporarily impaired securities
Mortgage-backed securities	17	-	252	26	$269	26
Total temporarily impaired and other-than-temporarily impaired securities	$17,262	$221	$31,745	$693	$49,007	$914

December 31, 2014:
Debt securities issued by U.S. Government corporations and agencies	$4,486	$12	13,077	$127	$17,563	$139
Obligations of states and municipalities	526	12	1,772	40	2,298	52
Mortgage-backed securities	1,422	6	36,550	593	37,972	599
Total temporarily impaired securities	6,434	30	51,399	760	57,833	790

Other-than-temporarily impaired securities:
Mortgage-backed securities	-	-	274	30	274	30
Total temporarily impaired and other- than-temporarily impaired securities	$6,434	$30	51,673	$790	$58,107	$820

The investments in the Company’s investment portfolio that were temporarily impaired as of June 30, 2015 consisted of debt issued by states and municipalities and U.S. government agencies and sponsored enterprises. The Company’s management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As the Company has the ability and intent to hold securities for the foreseeable future, no declines are deemed to be other than temporary, unless otherwise noted above.

The following tables summarize the amounts and distribution of the Company’s investment securities held as of June 30, 2015 and December 31, 2014:

	INVESTMENT PORTFOLIO
	(In Thousands)

	June 30, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Loss	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$14,703	$14	$31	$14,686	1.26%
Due after five to ten years	500	4	-	504	1.85%
Total U.S. government and agency securities	15,203	18	31	15,190	1.28%
State and municipal securities
Due after one to five years	376	6	-	382	4.25%
Due after five to ten years	4,758	139	46	4,851	3.66%
Due after ten to fifteen years	7,287	289	50	7,526	4.19%
Due beyond fifteen years	2,512	1	44	2,469	3.20%
Total state and municipal securities	14,933	435	140	15,228	3.86%
Mortgage-backed securities
Due after one to five years	465	8	-	473	3.11%
Due after five to ten years	1,674	33	2	1,705	3.33%
Due after ten to fifteen years	26,470	39	346	26,163	2.43%
Due beyond fifteen years	16,543	27	395	16,175	3.07%
Total mortgage-backed securities	45,152	107	743	44,516	2.71%
SBA loan pool
Due after five to ten years	382	30	-	412	4.68%
Total SBA loan pool	382	30	-	412	4.68%

Total available-for-sale securities	$75,670	$590	$914	$75,346	2.66%

	INVESTMENT PORTFOLIO
	(In Thousands)

	December 31,2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Loss	Value	Yield

AVAILABLE-FOR-SALE SECURITIES
U.S. government and agency securities
Due after one to five years	$16,702	$1	$135	$16,568	1.21%
Due after five to ten years	1,500	-	4	1,496	1.83%
Total U.S. government and agency securities	18,202	1	139	18,064	1.27%
State and municipal securities
Due after one to five years	559	24	-	583	2.26%
Due after five to ten years	4,835	184	31	4,988	3.22%
Due after ten to fifteen years	8,065	445	21	8,489	3.23%
Due beyond fifteen years	2,513	26	-	2,539	3.09%
Total state and municipal securities	15,972	679	52	16,599	3.18%
Mortgage-backed securities
Due within one year	-	-	-	-	-
Due after one to five years	588	14	-	602	2.97%
Due after five to ten years	1,846	36	1	1,881	2.25%
Due after ten to fifteen years	28,811	42	360	28,493	1.78%
Due beyond fifteen years	17,912	48	268	17,692	2.38%
Total mortgage-backed securities	49,157	140	629	48,668	2.03%
SBA loan pool
Due after ten to fifteen years	440	34	-	474	4.96%
Total SBA loan pool	440	34	-	474	4.96%

Total available-for-sale securities	$83,771	$854	$820	$83,805	2.36%

During the six months ended June 30, 2015, there were proceeds of $1.1 million from sales of available-for-sale securities. Gross realized gains on these sales amounted to $69 thousand. The tax expense applicable to these gross realized gains amounted to $23 thousand.

During the six months ended June 30, 2014, there were proceeds of $1.1 million from sales of available-for-sale securities. Gross realized gains on these sales amounted to $103 thousand. The tax expense applicable to these gross realized gains amounted to $35 thousand.

NOTE 7 – LOAN INFORMATION

Loans consisted of the following as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(In Thousands)
Commercial and industrial	$24,755	$19,038
Real estate - construction and land development	18,406	13,234
Real estate - residential	138,138	132,553
Real estate - commercial	46,190	46,982
Municipal	11,262	10,061
Home equity	46,454	46,403
Consumer	16,243	16,576
	301,448	284,847
Allowance for loan losses	(2,834)	(2,761)
Deferred loan origination costs, net	1,348	1,295
Net loans	$299,962	$283,381

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

General component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, construction, home equity, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during the six months ended June 30, 2015.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate and home equity: The Company generally does not originate loans with a loan-to-value ratio greater than 80% without obtaining private mortgage insurance for any amounts over 80% and does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate: Loans in this segment are primarily owner occupied properties throughout the Farmington Valley in Connecticut. Management continually monitors the financial performance of these loans and the related operating entities.

Construction loans: Loans in this segment primarily include real estate development loans for which payment is derived from the sale of the property. Credit risk is affected by cost overruns, time to sell at adequate prices, and market conditions.

Commercial loans: Loans in this segment are made to businesses and are generally secured by the assets of the businesses. Repayment is expected from the cash flows of the businesses. A weakened economy will have an effect on the credit quality in this segment.

Consumer loans: Loans in this segment are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Most of the Company’s consumer loans are secured by personal property purchased with the proceeds of such consumer loans.

Allocated component:

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan are lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company may periodically agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are initially classified as impaired.

Unallocated component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

The following tables present the allowance for loan losses by portfolio segment for the six months ended June 30, 2015 and June 30, 2014:

	Real Estate:
			Construction and		Commercial
	Residential	Commercial	Land Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In thousands)
June 30, 2015:
Allowance for loan losses:
Beginning balance	$1,085	$738	$249	$324	$227	$134	$4	$2,761
Charge-offs	-	-	-	-	-	(15)	-	(15)
Recoveries	-	-	-	-	-	8	-	8
Provision (benefit)	(15)	(70)	120	(1)	44	(3)	5	80
Ending balance	$1,070	$668	$369	$323	$271	$124	$9	$2,834

	Real Estate:
			Construction and		Commercial
	Residential	Commercial	Land Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In thousands)
June 30, 2014:
Allowance for loan losses:
Beginning balance	$1,174	$728	$224	$301	$243	$90	$32	$2,792
Charge-offs	(98)	-	-	-	-	-	-	(98)
Recoveries	11	-	-	-	2	-	-	13
Provision (benefit)	(60)	(45)	159	(6)	(11)	9	(16)	30
Ending balance	$1,027	$683	$383	$295	$234	$99	$16	$2,737

The following tables set forth information regarding loans and the allowance for loan losses by portfolio segment as of June 30, 2015 and December 31, 2014:

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In Thousands)
June 30, 2015:
Allowance for loan losses
Ending balance:
Individually evaluated for impairment	$-	$-	$-	$-	$9	$-	$-	$9
Ending balance:
Collectively evaluated for impairment	1,070	668	369	323	262	124	9	2,825
Total allowance for loan losses ending balance	$1,070	$668	$369	$323	$271	$124	$9	$2,834

Loans:
Ending balance:
Individually evaluated for impairment	$-	$2,184	$-	$-	$401	$-	$-	$2,585
Ending balance:
Collectively evaluated for impairment	138,138	53,478	18,406	46,454	26,144	16,243	-	298,863
Total loans ending balance	$138,138	$55,662	$18,406	$46,454	$26,545	$16,243	$-	$301,448

	Real Estate:
			Construction and		Commercial
	Residential	Commercial	Land Development	Home Equity	& Industrial	Consumer	Unallocated	Total
	(In thousands)
December 31, 2014:
Allowance for loan losses
Ending balance:
Individually evaluated for impairment	$-	$-	$-	$-	$6	$-	$-	$6
Ending balance:
Collectively evaluated for impairment	1,085	738	249	324	221	134	4	2,755
Total allowance for loan losses ending balance	$1,085	$738	$249	$324	$227	$134	$4	$2,761

Loans:
Ending balance:
Individually evaluated for impairment	$170	$860	$-	$3	$439	$-	$-	$1,472
Ending balance:
Collectively evaluated for impairment	132,383	54,724	13,234	46,400	20,058	16,576	-	283,375
Total loans ending balance	$132,553	$55,584	$13,234	$46,403	$20,497	$16,576	$-	$284,847

The following tables present the Company’s loans by risk rating as of June 30, 2015 and December 31, 2014:

	Real Estate
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	& Industrial	Consumer	Total
	(In Thousands)
June 30, 2015:
Grade:
Pass	$-	$51,431	$18,406	$-	$21,645	$-	$91,482
Special mention	-	2,688	-	-	1,721	-	4,409
Substandard	773	1,543	-	237	3,179	-	5,732
Loans not formally rated	137,365	-	-	46,217	-	16,243	199,825
Total	$138,138	$55,662	$18,406	$46,454	$26,545	$16,243	$301,448

December 31, 2014:
Grade:
Pass	$-	$50,208	$11,529	$-	$18,380	$-	$80,117
Special mention	-	3,866	1,705	-	642	-	6,213
Substandard	474	1,510	-	166	1,475	-	3,625
Loans not formally rated	132,079	-	-	46,237	-	16,576	194,892
Total	$132,553	$55,584	$13,234	$46,403	$20,497	$16,576	$284,847

Credit Quality Indicators: As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators, including trends related to (i) weighted average risk rating of commercial loans; (ii) the level of classified and criticized commercial loans; (iii) non-performing loans; (iv) net charge-offs; and (v) the general economic conditions within the State of Connecticut.

The Company utilizes a risk rating grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 7. A “Pass” is defined as risk rating 1 through 3.5. A description of each rating class is as follows:

Risk Rating 1 (Superior) – This risk rating is assigned to loans secured by cash.

Risk Rating 2 (Good) – This risk rating is assigned to borrowers of high credit quality who have primary and secondary sources of repayment which are well defined and fully confirmed.

Risk Rating 3 (Satisfactory) – This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment and have primary and secondary sources of repayment that are well defined and adequately confirmed. Most credit factors are favorable, and the credit exposure is managed through normal monitoring.

Risk Rating 3.5 (Bankable with Care) – This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment and the secondary sources of repayment are weak. These loans may require more than the average amount of attention from the relationship manager.

Risk Rating 4 (Special Mention) – This risk rating is assigned to borrowers with loan obligations which may be adequately protected by the present debt service capacity and tangible net worth of such borrowers, but which have potential problems that could, if not checked or corrected, eventually weaken these assets or otherwise jeopardize the repayment of principal and interest as originally intended. Most credit factors are unfavorable, and the credit exposure requires immediate corrective action.

Risk Rating 5 (Substandard) – This risk rating is assigned to borrowers who have inadequate cash flow or collateral to satisfy their loan obligations as originally defined in the loan agreement. Substandard loans may be placed on nonaccrual status if the conditions described above are generally met.

Risk Rating 6 (Doubtful) – This risk rating is assigned to borrowers or the portion of borrowers’ loans with which the Company is no longer certain of such loans’ collectability. A specific allocation is assigned to such portion of the loans.

Risk Rating 7 (Loss) – This risk rating is assigned to loans which have been charged off or the portion of the loans that have been charged off. “Loss” does not imply that the loan, or any portion thereof, will never be repaid, nor does it imply that there has been a forgiveness of debt.

Loans not formally rated include residential, home equity and consumer loans. As of June 30, 2015, $199.8 million of the total residential, home equity and consumer loan portfolio of $200.8 million were not formally rated. As of December 31, 2014, $194.9 million of the total residential, home equity and consumer loan portfolio of $195.5 million were not formally rated. The performance of these loans is measured by delinquency status. The Bank underwrites first mortgage loans in accordance with FHLMC and FNMA guidelines. These guidelines provide for specific requirements with regard to documentation, loan to value and debt to income ratios. Guidelines for home equity loans and lines place a maximum loan to value of 80% on these loans and lines and the Bank requires full underwriting disclosure documentation for these loans. These underwriting factors have produced a loan portfolio with low delinquencies. Total non-accrual and delinquent loans as of June 30, 2015 were 1.13% of total loans outstanding compared to 1.08% of total loans outstanding on December 31, 2014. There were no loans past due 90 days or more and still accruing at June 30, 2015 and December 31, 2014, repectively. The Company’s allowance for loan losses at June 30, 2015 was 0.94% of total loans compared to 0.97% of total loans as of December 31, 2014.

An age analysis of past-due loans, segregated by class of loans, as of June 30, 2015 and December 31, 2014 is as follows:

			90 Days	Total	Total	Total
	30–59 Days	60–89 Days	or More	Past Due	Current	Loans
	(In Thousands)
June 30, 2015:
Real estate:
Residential	$-	$173	$564	$737	$137,401	$138,138
Commercial	-	-	1,186	1,186	45,004	46,190
Construction and land development	-	-	-	-	18,406	18,406
Home equity	107	80	191	378	46,076	46,454
Municipal	-	-	-	-	9,472	9,472
Commercial and industrial	-	-	401	401	24,354	24,755
Municipal	-	-	-	-	1,790	1,790
Consumer	86	-	-	86	16,157	16,243
Total	$193	$253	$2,342	$2,788	$298,660	$301,448

December 31, 2014:
Real estate:
Residential	$147	$-	$516	$663	$131,890	$132,553
Commercial	-	-	860	860	46,122	46,982
Construction and land development	-	-	-	-	13,234	13,234
Home equity	328	-	77	405	45,998	46,403
Municipal	-	-	-	-	8,602	8,602
Commercial and industrial	-	-	439	439	18,599	19,038
Municipal	-	-	-	-	1,459	1,459
Consumer	124	19	-	143	16,433	16,576
Total	$599	$19	$1,892	$2,510	$282,337	$284,847

The following table sets forth information regarding nonaccrual loans as of June 30, 2015 and December 31, 2014:

	Nonaccrual	Nonaccrual
	June 30, 2015	December 31, 2014

Real estate:
Residential	$1,100	$1,064
Commercial	1,186	860
Construction and land development	-	-
Home equity	266	165
Commercial and industrial	401	439
Consumer	-	-
Total	$2,953	$2,528

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the six months ended June 30, 2015 and the year ended December 31, 2014:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
June 30, 2015:
With no related allowance recorded:
Real Estate:
Residential	$-	$-	$-	$27	$-
Commercial	2,184	2,184	-	2,158	36
Home equity	-	-	-	-	-
Construction and land development	-	-	-	-	-
Commercial and industrial	-	-	-	-
Total impaired with no related allowance	$2,184	$2,184	$-	$2,185	$36

With an allowance recorded:
Residential	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-
Construction and land development	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial and industrial	401	401	9	417	-
Total impaired with an allowance recorded	$401	$401	$9	$417	$-
Total
Real Estate:
Residential	$-	$-	$-	$27	$-
Commercial	2,184	2,184	-	2,158	36
Home equity	-	-	-	-	-
Construction and land development	-	-	-	-	-
Commercial and industrial	401	401	9	417	-
Total impaired loans	$2,585	$2,585	$9	$2,602	$36

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2014:
With no related allowance recorded:
Real Estate:
Residential	$170	$170	$-	$172	$5
Commercial	860	860	-	896	-
Home equity	-	-	-	133	56
Construction and land development	3	3	-	4	-
Total impaired with no related allowance	$1,033	$1,033	$-	$1,205	$61

With an allowance recorded:
Residential	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-
Construction and land development	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial and industrial	439	439	6	372	-
Total impaired with an allowance recorded	$439	$439	$6	$372	$-

Total
Real Estate:
Residential	$170	$170	$-	$172	$5
Commercial	860	860	-	896	-
Home equity	-	-	-	133	56
Construction and land development	3	3	-	4	-
Commercial and industrial	439	439	6	372	-
Total impaired loans	$1,472	$1,472	$6	$1,577	$61

The Bank’s troubled debt restructurings (“TDRs”) are determined by management. TDRs may include all accrued interest, late charges, title and recording fees, and attorney’s fees being added back to the pre-modification balance. In addition, rates and terms of the loans have changed. There were no loans modified as a troubled debt restructuring during the six months ended June 30, 2015.

There was one commercial loan that was modified as a troubled debt restructuring during the year ended December 31, 2014. The loan, with a recorded investment of $439 thousand, had its payments temporarily reduced as part of the modification. The loan was individually evaluated for impairment as of December 31, 2014 and it was determined that a $6 thousand specific allowance was required. On June 30, 2015, the loan had a recorded investment of $401 thousand and the specific allowance was increased to $9 thousand. The loan was in nonaccrual status at June 30, 2015 and December 31, 2014.

As of June 30, 2015, there were no foreclosed residential real estate properties held by the Company. The recorded investment in consumer mortgage loans collateralized by residential real estate property that were in the process of foreclosure according to local requirements of the applicable jurisdiction amounted to $225 thousand at June 30, 2015.

The balance of mortgage servicing rights included in other assets at June 30, 2015 and December 31, 2014 was $1.73 million and $1.58 million, respectively. Mortgage servicing rights of $435 thousand and $531 thousand were capitalized for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively. Amortization of mortgage servicing rights was $286 thousand and $401 thousand for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively. The fair value of these rights was $2.19 million and $2.05 million as of June 30, 2015 and December 31, 2014, respectively.

Mortgage loans serviced for others were not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $195.0 million and $148.0 million as of June 30, 2015 and December 31, 2014, respectively.

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio. The securities which were sold have been accounted for not as sales but as borrowings. The securities consisted of debt securities issued by the U.S. Treasury and other U.S. government sponsored enterprises, corporations and agencies and states and municipalities. The securities were held in safekeeping by Morgan Stanley, under the control of the Company. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. The agreements mature generally within three months from date of issue.

NOTE 9 – OTHER COMPREHENSIVE (LOSS) INCOME

The following tables present the reclassification disclosure for the three and six months ended June 30, 2015 and 2014:

Three months ended:	6/30/2015	6/30/2014
	( In thousands)
Net change in unrealized holding gains (losses) on available-for-sale securities	$(857)	$1,080
Reclassification adjustment for realized gains in net income (1)	(26)	(103)
Other comprehensive (loss) income before income tax effect	(883)	977
Income tax benefit (expense)	299	(332)
Other comprehensive (loss) income, net of tax	$(584)	$645

Six months ended :	6/30/2015	6/30/2014
	(In thousands)
Net unrealized holding gains (losses) on available-for-sale securities	$(289)	$2,234
Reclassification adjustment for realized gains in net income (1)	(69)	(103)
Other comprehensive (loss) income before income tax effect	(358)	2,131
Income tax benefit (expense)	122	(725)
Other comprehensive (loss) income, net of tax	$(236)	$1,406

(1) Reclassification adjustments are comprised of realized security gains and losses. The gains and losses have been reclassified out of accumulated other comprehensive (loss) income and have affected certain lines in the consolidated statements of income as follows: the pre-tax amount is included in gain on sales of available-for-sale securities, net, the tax expense amount is included in income tax provision (benefit) and the after tax amount is included in net income.

The Board of Directors and Stockholders

SBT Bancorp, Inc.

Simsbury, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

March 25, 2015

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(In Thousands, Except Share Data)

ASSETS	2014	2013
Cash and due from banks	$10,118	$13,355
Interest-bearing deposits with the Federal Reserve Bank and Federal Home Loan Bank	9,696	24,165
Money market mutual funds	1	346
Federal funds sold	5	724
Cash and cash equivalents	19,820	38,590
Investments in available-for-sale securities (at fair value)	83,805	87,449
Federal Home Loan Bank stock, at cost	1,801	2,196
Loans held-for-sale	5,374	2,861

Loans	286,142	279,667
Less: allowance for loan losses	2,761	2,792
Loans, net	283,381	276,875

Premises and equipment, net	1,460	1,618
Other real estate owned	105	-
Accrued interest receivable	1,095	1,074
Bank owned life insurance	7,184	6,729
Other assets	4,815	4,456
Total assets	$408,840	$421,848

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand deposits	$117,261	$116,015
Savings and NOW deposits	177,158	173,500
Time deposits	61,646	68,989
Total deposits	356,065	358,504
Securities sold under agreements to repurchase	3,921	4,390
Federal Home Loan Bank advances	17,500	30,000
Other liabilities	1,882	1,558
Total liabilities	379,368	394,452
Stockholders' equity:
Preferred stock, senior non-cumulative perpetual, Series C, no par; 9,000 shares issued and outstanding at December 31, 2014 and 2013; liquidation value of $1,000 per share	8,988	8,976
Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 898,105 shares and 897,691 shares, respectively, in 2014 and 900,264 shares and 899,850 shares, respectively, in 2013	10,127	10,136
Retained earnings	10,549	10,347
Treasury stock, 414 shares at December 31, 2014 and 2013	(7)	(7)
Unearned compensation - restricted stock awards	(207)	(401)
Accumulated other comprehensive income (loss)	22	(1,655)
Total stockholders' equity	29,472	27,396
Total liabilities and stockholders' equity	$408,840	$421,848

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2014 and 2013

(In Thousands, Except Share Data)

	2014	2013
Interest and dividend income:
Interest and fees on loans	$10,387	$9,853
Interest on debt securities:
Taxable	1,340	1,529
Tax-exempt	457	477
Dividends	28	4
Other interest	45	141
Total interest and dividend income	12,257	12,004
Interest expense:
Interest on deposits	849	894
Interest on securities sold under agreements to repurchase	4	4
Interest on Federal Home Loan Bank advances	18	19
Total interest expense	871	917
Net interest and dividend income	11,386	11,087
Provision for loan losses	55	345
Net interest and dividend income after provision for loan losses	11,331	10,742
Noninterest income:
Service charges on deposit accounts	474	488
Writedown of securities (includes losses of $38 and $57, net of $30 and $40, respectively, recognized in other comprehensive income (loss) for the years ended December 31, 2014 and 2013, before taxes)	(8)	(17)
Gain on sales of investments	150	126
Mortgage banking activities	581	1,390
Investment services fees and commissions	237	231
Other service charges and fees	731	686
Increase in cash surrender value of life insurance policies	205	209
Other income	100	13
Total noninterest income	2,470	3,126
Noninterest expense:
Salaries and employee benefits	6,736	6,880
Occupancy expense	1,358	1,185
Equipment expense	443	290
Loss on sales and writedowns of other real estate owned	51	87
Professional fees	538	543
Advertising and promotions	594	756
Forms and supplies	172	144
Correspondent charges	205	318
FDIC assessment	374	188
Directors’ fees	254	264
Data processing	676	619
Other expense	1,599	1,325
Total noninterest expense	13,000	12,599
Income before income taxes	801	1,269
Income tax (benefit) expense	(4)	134
Net income	$805	$1,135
Net income available to common stockholders	$703	$1,029

Earnings per common share	$0.80	$1.18
Earnings per common share, assuming dilution	$0.79	$1.17

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2014 and 2013

(In Thousands)

	2014	2013
Net income	$805	$1,135
Other comprehensive income (loss), net of tax:
Net change in unrealized holding gain/loss on available-for-sale securities	1,677	(2,783)
Other comprehensive income (loss), net of tax	1,677	(2,783)
Comprehensive income (loss)	$2,482	$(1,648)

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2014 and 2013

(In Thousands, Except Share Data)

							Unearned	Accumulated
							Compensation -	Other
	Preferred Stock			Common	Retained	Treasury	Restricted Stock	Comprehensive
	Series A	Series B	Series C	Stock	Earnings	Stock	Awards	Income (Loss)	Total
Balance, December 31, 2012	$-	$-	$8,964	$9,901	$9,819	$(7)	$(368)	$1,128	$29,437
Net income	-	-	-	-	1,135			-	1,135
Other comprehensive loss, net of tax	-	-	-	-	-	-	-	(2,783)	(2,783)
Preferred stock dividends	-	-	-	-	(94)	-	-	-	(94)
Preferred stock amortization (accretion)	-	-	12	-	(12)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	156	-	156
Restricted stock awards	-	-	-	234	-	-	(234)	-	-
Forfeited restricted stock awards	-	-	-	(45)	-	-	45	-	-
Tax benefit - vested restricted stock awards	-	-	-	7	-	-	-	-	7
Common stock issued	-	-	-	39	-	-	-	-	39
Dividends declared on common stock ($.56 per share)	-	-	-	-	(501)	-	-	-	(501)
Balance, December 31, 2013	-	-	8,976	10,136	10,347	(7)	(401)	(1,655)	27,396
Net income	-	-	-	-	805			-	805
Other comprehensive income, net of tax	-	-	-	-	-	-	-	1,677	1,677
Preferred stock dividends	-	-	-	-	(90)	-	-	-	(90)
Preferred stock amortization (accretion)	-	-	12	-	(12)	-	-	-	-
Stock based compensation	-	-	-	-	-	-	145	-	145
Restricted stock awards	-	-	-	41	-	-	(41)	-	-
Forfeited restricted stock awards	-	-	-	(90)	-	-	90	-	-
Tax benefit - vested restricted stock awards	-	-	-	1	-	-	-	-	1
Common stock issued	-	-	-	39	-	-	-	-	39
Dividends declared on common stock ($.56 per share)	-	-	-	-	(501)	-	-	-	(501)
Balance, December 31, 2014	$-	$-	$8,988	$10,127	$10,549	$(7)	$(207)	$22	$29,472

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2014 and 2013

(In Thousands)

	2014	2013
Cash flows from operating activities:
Net income	$805	$1,135
Adjustments to reconcile net income to net cash used in operating activities:
Interest capitalized on interest-bearing time deposits with other banks	-	(106)
Amortization of securities, net	401	592
Writedown of available-for-sale securities	8	17
Gain on sales of available-for-sale securities	(150)	(126)
Change in deferred origination costs (fees), net	(80)	(374)
Provision for loan losses	55	345
Loans originated for sale	(44,593)	(72,081)
Proceeds from sales of loans originated for sale	42,580	70,278
Gain on sales of loans	(500)	(1,058)
Loss on sales of other real estate owned	1	45
Writedown of other real estate owned	50	42
Depreciation and amortization	383	252
Accretion on impairment of operating lease	(44)	(44)
Increase in other assets	(1,142)	(175)
Increase in interest receivable	(21)	(55)
Decrease (increase) in taxes receivable	182	(148)
Deferred income tax (benefit) expense	(187)	205
Increase in cash surrender value of bank owned life insurance	(205)	(209)
Excess tax benefit related to stock based compensation	(1)	(7)
Stock based compensation	145	156
Increase (decrease) increase in other liabilities	315	(12)
Increase in interest payable	44	3

Net cash used in operating activities	(1,954)	(1,325)

Cash flows from investing activities:
Maturities and redemptions of interest-bearing time deposits with other banks	-	3,895
Purchase of Federal Home Loan Bank Stock	(542)	(1,607)
Redemption of Federal Home Loan Bank Stock	937	-
Purchases of available-for-sale securities	(4,146)	(35,183)
Proceeds from maturities of available-for-sale securities	8,361	23,361
Proceeds from sales of available-for-sale securities	1,712	11,493
Loan originations and principal collections, net	7,215	(28,134)
Loans purchased	(14,407)	(15,429)
Recoveries of loans previously charged off	15	7
Proceeds from sale of other real estate owned	540	126
Capital expenditures	(301)	(1,088)
Purchase of bank owned life insurance	(250)	-

Net cash used in investing activities	(866)	(42,559)

SBT BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2014 and 2013

(In Thousands)

(continued)

	2014	2013
Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	4,904	21,577
Decrease in time deposits	(7,343)	(3,482)
Net (decrease) increase in securities sold under agreements to repurchase	(469)	821
Net change in short-term advances	(12,500)	30,000
Proceeds from issuance of common stock	39	39
Excess tax benefit related to stock based compensation	1	7
Dividends paid - preferred stock	(90)	(94)
Dividends paid - common stock	(492)	(494)

Net cash (used in) provided by financing activities	(15,950)	48,374

Net (decrease) increase in cash and cash equivalents	(18,770)	4,490
Cash and cash equivalents at beginning of year	38,590	34,100
Cash and cash equivalents at end of year	$19,820	$38,590

Supplemental disclosures:
Interest paid	$827	$914
Income taxes paid	1	77
Increase in common stock dividends held in escrow	9	7
Loans transferred to other real estate owned	696	-

The accompanying notes are an integral part of these consolidated financial statements.

SBT BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

NOTE 1 - NATURE OF OPERATIONS

On March 2, 2006, The Simsbury Bank & Trust Company, Inc. (the “Bank”) reorganized into a holding company structure. As a result, the Bank became a wholly-owned subsidiary of SBT Bancorp, Inc. (the “Company”) and each outstanding share of common stock of the Bank was converted into the right to receive one share of the common stock, no par value, of the Company. The Company files reports with the Securities and Exchange Commission and is supervised by the Board of Governors of the Federal Reserve System.

The Bank is a state chartered bank which was incorporated on April 28, 1992 and is headquartered in Simsbury, Connecticut. The Bank commenced operations on March 31, 1995 engaging principally in the business of attracting deposits from the general public and investing those deposits in securities, residential and commercial real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term include the allowance for loan losses, fair values of available-for-sale securities and deferred taxes.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries, SBT Investment Services, Inc. and NERE Holdings, Inc. SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community. NERE Holdings, Inc. was established to hold real estate. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, Federal Reserve Bank interest-bearing demand deposits, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2014 and 2013 includes $6,585,000 and $7,453,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank of Boston and Bankers’ Bank Northeast.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

--

Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

--

Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

--	Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

For any debt security with a fair value less than its amortized cost basis, the Company will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize a full impairment charge to earnings. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The other-than-temporary impairment related to all other factors will be recorded in other comprehensive income.

Declines in marketable equity securities below their cost that are deemed other than temporary are reflected in earnings as realized losses.

As a member of the Federal Home Loan Bank of Boston (FHLB), the Company is required to invest in $100 par value stock of the FHLB. The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement. The Membership Stock Investment Requirement is calculated as 0.35% of a member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000. The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities. The Activity-Based Stock Investment Requirement is calculated as 3.0% for overnight advances, 4.0% for FHLB advances with original terms to maturity of two days to three months and 4.5% for other advances plus a percentage of advance commitments, 0.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts. Management evaluates the Company’s investment in FHLB stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. Based on its most recent analysis of the FHLB as of December 31, 2014, management deems its investment in FHLB stock to be not other-than-temporarily impaired.

LOANS HELD-FOR-SALE:

Loans held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual lives of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectability of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

The Company has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on an annual basis. A reporting system is in place which provides management with frequent reports related to loan quality, loan production, loan delinquencies and non-performing or potential problem loans.

Commercial and industrial loans are underwritten after evaluating historical and projected profitability and cash flow to determine the borrower’s ability to repay their obligation as agreed. Underwriting standards are designed to promote relationship banking rather than transactional banking. Commercial and industrial loans are made primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral supporting the loan facility. The cash flow of the borrower may not be as expected and the collateral supporting the loan may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable and inventory and may incorporate a personal guarantee. Some loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent upon the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to the underwriting standards and processes similar to commercial and industrial loans, in addition to those underwriting standards for real estate loans. These loans are viewed primarily as cash flow dependent and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher principal balances and longer repayment periods. Repayment of these loans is generally dependent upon the successful operation of the property securing the loan or the principal business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or the economy in general. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. This diversification reduces the exposure to adverse economic conditions that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk-rating criteria. The Company also utilizes third-party experts to provide environmental and market valuations, in addition to economic conditions and trends within a specific industry. The Company also tracks the level of owner occupied commercial real estate loans within its commercial real estate portfolio. At December 31, 2014, approximately 82% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

With respect to land developers’ and builders’ loans that are secured by non-owner-occupied properties that the Company may originate from time to time, the Company generally requires that the borrower have a proven record of success. Construction loans are underwritten based upon a financial analysis of the developers and property owners and construction cost estimates, in addition to independent appraisal valuations. These loans will rely on the value associated with the project upon completion. These cost and valuation estimates may be inaccurate. Construction loans generally involve the disbursement of substantial funds over a short period of time with repayment substantially dependent upon the success of the completed project. Sources of repayment of these loans would be permanent financing upon completion or sales of developed property. These loans are closely monitored by on site inspections and are considered to be of a higher risk than other real estate loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term financing, interest rate sensitivity, and governmental regulation of real property.

The Company originates consumer loans utilizing a computer-based credit-scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by staff and management. This continual review, coupled with the high volume of borrowers of smaller dollar loans, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by regulatory requirements, which include, but are not limited to, a maximum loan-to-value of 75%, collection remedies, the number of such loans that a borrower can have at one time, and documentation requirements.

The Company engages an independent loan review firm that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Board of Directors. The loan review process complements and reinforces the risk identification process and assessment decisions made by the relationship managers and credit officer, as well as the Company’s policies and procedures.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, construction, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2014.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate and home equity: The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent without obtaining private mortgage insurance for any amounts over 80% and does not grant subprime loans. All loans in these segments are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate: Loans in this segment are primarily income-producing properties throughout the Farmington Valley in Connecticut. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which, in turn, will have an effect on the credit quality in this segment. Management periodically obtains rent rolls annually and continually monitors the cash flows of these loans.

Construction loans: Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans: Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer loans: Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Allocated Component:

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan are lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are initially classified as impaired.

Unallocated Component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 20 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with ASC 310-40, “Receivables - Troubled Debt Restructuring by Creditors.” These properties are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure or transfer, establishing a new cost basis. Subsequent to foreclosure or transfer, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale are included in other expense.

In accordance with ASC 310-10-35, “Receivables - Overall - Subsequent Measurement,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

ASC 825, “Financial Instruments,” requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values for loans held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Federal Home Loan Bank advances: Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2014, the Company has stock-based employee compensation plans which are described more fully in Note 18. The Company accounts for the plan under ASC 718-10, “Compensation - Stock Compensation - Overall.” During the years ended December 31, 2014 and 2013, $145,000 and $156,000, respectively, in stock-based employee compensation was recognized.

EARNINGS PER SHARE:

The Company defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities that are included in computing EPS using the two-class method.

The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period.

Basic EPS excludes dilution and is computed by dividing income allocated to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-01, “Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects.” The amendments in this ASU apply to all reporting entities that invest in qualified affordable housing projects through limited liability entities that are flow-through entities for tax purposes as follows:

1.

For reporting entities that meet the conditions for and that elect to use the proportional amortization method to account for investments in qualified affordable housing projects, all amendments in this ASU apply.

2.	For reporting entities that do not meet the conditions for or that do not elect the proportional amortization method, only the amendments in this ASU that are related to disclosures apply.

The amendments in this ASU permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment in accordance with Subtopic 970-323. The amendments in this ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this ASU are effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” The objective of the amendments in this ASU is to reduce diversity by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (i) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (ii) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company can elect to adopt the amendments in this ASU using either a modified retrospective transition method or a prospective transition method. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the criteria for reporting discontinued operations and modifies related disclosure requirements. The new guidance is effective on a prospective basis for fiscal years beginning on or after December 15, 2014, and interim periods within those years. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The objective of this ASU is to clarify principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently reviewing this ASU to determine if it will have an impact on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” The amendments in this ASU require two accounting changes. First, the amendments in this ASU change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. This ASU also includes new disclosure requirements. The accounting changes in this Update are effective for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application is prohibited. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period.” The amendments in this ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. This ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Earlier adoption is permitted. ASU 2014-12 may be adopted either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements, and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. The Company anticipates that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-13, “Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity.” This ASU applies to entities that meet the following criteria:

1.	they are required to consolidate a collateralized entity under the Variable Interest Entities guidance;

2.

they measure all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the consolidated financial statements based on other FASB rules; and

3.	those changes in fair value are reflected in earnings.

Under ASU 2014-13, entities that meet these criteria are provided an alternative under which they can choose to eliminate the difference between the fair value of financial assets and financial liabilities of a consolidated collateralized financing entity. If that alternative is not elected, then ASU 2014-13 indicates that the fair value of the financial assets and the fair value of the financial liabilities of the consolidated collateralized financing entity should be measured in accordance with ASC 820, “Fair Value Measurement,” and differences between the fair value of the financial assets and the financial liabilities of that consolidated collateralized financing entity should be reflected in earnings and attributed to the reporting entity in the consolidated statement of income or loss. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company anticipates that the adoption of this ASU will not have an impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-14, “Receivables - Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government - Guaranteed Mortgage Loans upon Foreclosure.” The amendments in this ASU require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met:

1.	the loan has a government guarantee that is not separable from the loan before foreclosure;

2.

at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; and

3.	at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed.

Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40).” The amendments in this ASU provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have an impact on the Company’s results of operations or financial position.

In November 2014, the FASB issued ASU 2014-16, “Derivatives and Hedging (Topic 815).” The objective of this ASU is to eliminate the use of different methods in practice and thereby reduce existing diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. The amendments in this ASU apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share. The amendments in this ASU do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument. In addition, the amendments in this ASU clarify that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Company’s results of operations or financial position.

In November 2014, the FASB issued ASU 2014-17, “Business Combinations (Topic 805): Pushdown Accounting.” The amendments in this ASU provide guidance on whether and at what threshold an acquired entity that is a business or nonprofit activity may elect to apply pushdown accounting in its separate financial statements upon a change-in-control event in which an acquirer obtains control of the acquired entity. The amendments in this ASU are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle. The adoption of this guidance did not have an impact on the Company’s results of operations or financial position.

In January 2015, the FASB issued ASU 2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20).” The amendments in this ASU eliminate the concept of extraordinary items. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary (even if they ultimately would conclude it is not). This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators no longer will need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this guidance is not expected to have an impact on the Company’s results of operations or financial position.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized	Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
	(In Thousands)
December 31, 2014:
Debt securities issued by U.S. government corporations and agencies	$18,202	$1	$139	$18,064
Obligations of states and municipalities	15,972	679	52	16,599
Mortgage-backed securities	49,157	140	629	48,668
SBA loan pools	440	34	-	474
Money market mutual funds	1	-	-	1
	83,772	854	820	83,806
Money market mutual funds included in cash and cash equivalents	(1)	-	-	(1)
	$83,771	$854	$820	$83,805

December 31, 2013:
Debt securities issued by U.S. government corporations and agencies	$18,767	$-	$520	$18,247
Obligations of states and municipalities	13,780	391	198	13,973
Mortgage-backed securities	56,799	126	2,357	54,568
SBA loan pools	611	50	-	661
Money market mutual funds	346	-	-	346
	90,303	567	3,075	87,795
Money market mutual funds included in cash and cash equivalents	(346)	-	-	(346)
	$89,957	$567	$3,075	$87,449

The scheduled maturities of securities were as follows as of December 31, 2014:

Fair
Value
(In Thousands)
Due after one year through five years	$16,568
Due after five years through ten years	7,067
Due after ten years	11,028
Mortgage-backed securities	48,668
SBA loan pools	474
$83,805

During 2014, proceeds from sales of available-for-sale securities amounted to $1,712,000. Gross realized gains on those sales amounted to $150,000. The tax expense applicable to these gross realized gains amounted to $51,000. During 2013, proceeds from sales of available-for-sale securities amounted to $11,493,000. Gross realized gains on those sales amounted to $126,000. The tax expense applicable to these gross realized gains amounted to $43,000.

There were no securities of issuers that exceeded 10% of stockholders’ equity at December 31, 2014.

As of December 31, 2014 and 2013, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits were $17,271,000 and $15,418,000, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In Thousands)
December 31, 2014:
Debt securities issued by U.S. Government corporations and agencies	$4,486	$12	$13,077	$127	$17,563	$139
Obligations of states and municipalities	526	12	1,772	40	2,298	52
Mortgage-backed securities	1,422	6	36,550	593	37,972	599
Total temporarily impaired securities	6,434	30	51,399	760	57,833	790

Other-than-temporarily impaired securities:
Mortgage-backed securities	-	-	274	30	274	30
Total temporarily impaired and other- than-temporarily impaired securities	$6,434	$30	$51,673	$790	$58,107	$820

December 31, 2013:
Debt securities issued by U.S. Government corporations and agencies	$18,247	$520	$-	$-	$18,247	$520
Obligations of states and municipalities	3,340	198	-	-	3,340	198
Mortgage-backed securities	42,185	1,958	6,240	359	48,425	2,317
Total temporarily impaired securities	63,772	2,676	6,240	359	70,012	3,035

Other-than-temporarily impaired securities:
Mortgage-backed securities	-	-	331	40	331	40
Total temporarily impaired and other- than-temporarily impaired securities	$63,772	$2,676	$6,571	$399	$70,343	$3,075

The investments in the Company’s investment portfolio that are temporarily impaired as of December 31, 2014 consist of debt issued by states of the United States and political subdivisions of the states and U.S. government corporations and agencies. Company management considers investments with an unrealized loss as of December 31, 2014 to be only temporarily impaired because the impairment is attributable to changes in market interest rates and current market inefficiencies. Company management anticipates that the fair value of securities that are currently impaired will recover to cost basis. As management has the intent and ability to hold these securities for the foreseeable future, no declines are deemed to be other than temporary.

The following table summarizes other-than-temporary impairment losses on debt securities for the years ended December 31, 2014 and 2013:

	2014	2013
	Mortgage-Backed	Mortgage-Backed
	Securities	Securities
	(In Thousands)
Total other-than-temporary impairment losses	$38	$57
Less: unrealized other-than-temporary losses recognized in other comprehensive income/loss (1)	(30)	(40)

Net impairment losses recognized in earnings (2)	$8	$17

(1) Represents the noncredit component of the other-than-temporary impairment on the securities.

(2) Represents the credit component of the other-than-temporary impairment on securities.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the year ended December 31, 2014 is as follows:

Mortgage-Backed
Securities
(In Thousands)
Balance, December 31, 2013	$29
Additions for the credit component on debt securities in which other-than-temporary impairment was previously recognized	8
Balance, December 31, 2014	$37

For the year ended December 31, 2014, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of three private label collateralized mortgage obligations (CMOs). The par value of these three securities were written down by $8,000 by the issuers.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive loss for the year ended December 31, 2013 is as follows:

Mortgage-Backed
Securities
(In Thousands)
Balance, December 31, 2012	$12
Additions for the credit component on debt securities in which other-than-temporary impairment was previously recognized	17
Balance, December 31, 2013	$29

For the year ended December 31, 2013, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of three private label collateralized mortgage obligations (CMOs). The par value of these three securities were written down by $17,000 by the issuers.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2014	2013
	(In Thousands)
Real estate:
Residential	$132,553	$137,539
Commercial	46,982	48,814
Municipal	8,602	6,344
Construction and land development	13,234	7,773
Home equity	46,403	46,742
Commercial and industrial	19,038	18,432
Municipal	1,459	2,144
Consumer	16,576	10,664
	284,847	278,452
Allowance for loan losses	(2,761)	(2,792)
Deferred loan origination costs, net	1,295	1,215
Net loans	$283,381	$276,875

The following tables set forth information regarding the allowance for loan losses by portfolio segment as of and for the years ended December 31:

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2014:
Allowance for loan losses:
Beginning balance	$1,189	$748	$211	$303	$239	$102	$-	$2,792
Charge-offs	(93)	-	-	-	-	(8)	-	(101)
Recoveries	8	-	-	-	3	4	-	15
(Benefit) provision	(19)	(10)	38	21	(15)	36	4	55
Ending balance	$1,085	$738	$249	$324	$227	$134	$4	$2,761

Ending balance:
Individually evaluated for impairment	$-	$-	$-	$-	$6	$-	$-	$6
Ending balance:
Collectively evaluated for impairment	1,085	738	249	324	221	134	4	2,755
Total allowance for loan losses ending balance	$1,085	$738	$249	$324	$227	$134	$4	$2,761

Loans:
Ending balance:
Individually evaluated for impairment	$170	$860	$-	$3	$439	$-	$-	$1,472
Ending balance:
Collectively evaluated for impairment	132,383	54,724	13,234	46,400	20,058	16,576		283,375
Total loans ending balance	$132,553	$55,584	$13,234	$46,403	$20,497	$16,576	$-	$284,847

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Unallocated	Total
	(In Thousands)
December 31, 2013:
Allowance for loan losses:
Beginning balance	$1,051	$586	$142	$362	$219	$99	$135	$2,594
Charge-offs	(40)	(54)	-	-	(2)	(58)	-	(154)
Recoveries	-	-	-	-	4	3	-	7
Provision (benefit)	178	216	69	(59)	18	58	(135)	345
Ending balance	$1,189	$748	$211	$303	$239	$102	$-	$2,792

Ending balance:
Individually evaluated for impairment	$-	$-	$-	$-	$-	$-	$-	$-
Ending balance:
Collectively evaluated for impairment	1,189	748	211	303	239	102	-	2,792
Total allowance for loan losses ending balance	$1,189	$748	$211	$303	$239	$102	$-	$2,792

Loans:
Ending balance:
Individually evaluated for impairment	$175	$924	$222	$4	$-	$-	$-	$1,325
Ending balance:
Collectively evaluated for impairment	137,364	54,234	7,551	46,738	20,576	10,664	-	277,127
Total loans ending balance	$137,539	$55,158	$7,773	$46,742	$20,576	$10,664	$-	$278,452

The following tables present the Company’s loans by risk rating as of December 31:

	Real Estate:
			Construction
			and Land		Commercial
	Residential	Commercial	Development	Home Equity	and Industrial	Consumer	Total
	(In Thousands)
December 31, 2014:
Grade:
Pass	$-	$50,208	$11,529	$-	$18,380	$-	$80,117
Special mention	-	3,866	1,705	-	642	-	6,213
Substandard	474	1,510	-	166	1,475	-	3,625
Loans not formally rated	132,079	-	-	46,237	-	16,576	194,892
Total	$132,553	$55,584	$13,234	$46,403	$20,497	$16,576	$284,847

December 31, 2013:
Grade:
Pass	$-	$50,520	$6,042	$-	$18,425	$-	$74,987
Special mention	-	2,661	1,163	-	1,175	-	4,999
Substandard	1,601	1,977	568	116	976	-	5,238
Loans not formally rated	135,938	-	-	46,626	-	10,664	193,228
Total	$137,539	$55,158	$7,773	$46,742	$20,576	$10,664	$278,452

Credit Quality Indicators: As part of the ongoing monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including trends related to (i) weighted average risk rating of commercial loans; (ii) the level of classified and criticized commercial loans; (iii) non performing loans; (iv) net charge-offs and (v) the general economic conditions within the State of Connecticut.

The Company utilizes a risk rating grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 7. A description of each rating class is as follows:

Risk Rating 1 (Superior) - This risk rating is assigned to loans secured by cash.

Risk Rating 2 (Good) – This risk rating is assigned to borrowers of high credit quality who have primary and secondary sources of repayment which are well defined and fully confirmed.

Risk Rating 3 (Satisfactory) - This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment, which has primary and secondary sources of repayment that are well defined and adequately confirmed. Most credit factors are favorable, and the credit exposure is managed through normal monitoring.

Risk Rating 3.5 (Bankable with Care) - This risk rating is assigned to borrowers who are fully responsible for the loan or credit commitment and the secondary sources of repayment are weak. These loans may require more than the average amount of attention from the relationship manager.

Risk Rating 4 (Special Mention) – This risk rating is assigned to borrowers which may be adequately protected by the present debt service capacity and tangible net worth of the borrower, but which have potential problems that could, if not checked or corrected, eventually weaken these assets or otherwise jeopardize the repayment of principal and interest as originally intended. Most credit factors are unfavorable, and the credit exposure requires immediate corrective action.

Risk Rating 5 (Substandard) – This risk rating is assigned to borrowers who have inadequate cash flow or collateral to satisfy their loan obligations as originally defined in the loan agreement. Substandard loans may be placed on nonaccrual status if the conditions described above are generally met.

Risk Rating 6 (Doubtful) – This risk rating is assigned to a borrower or portion of a borrower’s loan with which the Company is no longer certain of its collectability. A specific reserve allocation is assigned to this portion of the loan.

Risk Rating 7 (Loss) – This risk rating is assigned to loans which have been charged off or the portion of the loan that has been charged down. “Loss” does not imply that the loan, or portion of, will never be paid, nor does it imply that there has been a forgiveness of debt.

Loans not formally rated include residential, home equity and consumer loans. As of December 31, 2014, $194.9 million of the total residential, home equity and consumer loan portfolio of $195.5 million were not formally rated. As of December 31, 2013, $193.2 million of the total residential, home equity and consumer loan portfolio of $195.0 million were not formally rated. The performance of these loans is measured by delinquency status. The Company underwrites first mortgage loans in accordance with FHLMC and FNMA guidelines. These guidelines provide for specific requirements with regard to documentation and loan to value and debt to income ratios. Home equity loan and line guidelines place a maximum loan to value ratio of 80% on these loans and the Company requires full underwriting disclosure documentation for these loans. These underwriting factors have produced a high performance loan portfolio. Total delinquent loans, consisting of loans past due 60 days or more, decreased from 1.17% of total loans outstanding as of December 31, 2013 to 0.67% of total loans outstanding as of December 31, 2014.

An age analysis of past-due loans, segregated by class of loans is as follows as of December 31:

							90 Days
			90 Days				or More
			or More	Total	Total	Total	Past Due	Nonaccrual
	30-59 Days	60-89 Days	Past Due	Past Due	Current	Loans	and Accruing	Loans
	(In Thousands)
December 31, 2014:
Real estate:
Residential	$147	$-	$516	$663	$131,890	$132,553	$-	$1,064
Commercial	-	-	860	860	46,122	46,982	-	860
Municipal	-	-	-	-	8,602	8,602	-	-
Construction and land development	-	-	-	-	13,234	13,234	-	-
Home equity	328	-	77	405	45,998	46,403	-	165
Commercial and industrial	-	-	439	439	18,599	19,038	-	439
Municipal	-	-	-	-	1,459	1,459	-	-
Consumer	124	19	-	143	16,433	16,576	-	-
Total	$599	$19	$1,892	$2,510	$282,337	$284,847	$-	$2,528

December 31, 2013:
Real estate:
Residential	$-	$720	$1,253	$1,973	$135,566	$137,539	$-	$1,597
Commercial	-	-	924	924	47,890	48,814	-	924
Municipal	-	-	-	-	6,344	6,344	-	-
Construction and land development	-	-	204	204	7,569	7,773	-	222
Home equity	-	94	83	177	46,565	46,742	-	83
Commercial and industrial	-	-	-	-	18,432	18,432	-	-
Municipal	-	-	-	-	2,144	2,144
Consumer	128	-	26	154	10,510	10,664	3	23
Total	$128	$814	$2,490	$3,432	$275,020	$278,452	$3	$2,849

Information about loans that meet the definition of an impaired loan in ASC 310-10-35 is as follows as of and for the years ended December 31:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2014:
With no related allowance recorded:
Real estate:
Residential	$170	$170	$-	$172	$5
Commercial	860	860	-	896	-
Construction and land development	-	-	-	133	56
Home equity	3	3	-	4	-
Commercial and industrial	-	-	-	-	-
Total impaired with no related allowance	$1,033	$1,033	$-	$1,205	$61

With an allowance recorded:
Residential	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-
Construction and land development	-	-	-	-	-
Home equity	-	-	-	-	-
Commercial and industrial	439	439	6	372	-
Total impaired with an allowance recorded	$439	$439	$6	$372	$-

Total
Real estate:
Residential	$170	$170	$-	$172	$5
Commercial	860	860	-	896	-
Construction and land development	-	-	-	133	56
Home equity	3	3	-	4	-
Commercial and industrial	439	439	6	372	-
Total impaired loans	$1,472	$1,472	$6	$1,577	$61

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In Thousands)
December 31, 2013:
With no related allowance recorded:
Real estate:
Residential	$175	$175	$-	$178	$6
Commercial	924	924	-	929	3
Construction and land development	222	222	-	212	-
Home equity	4	4	-	5	-
Total impaired with no related allowance	$1,325	$1,325	$-	$1,324	$9

With an allowance recorded:
Total impaired with an allowance recorded	$-	$-	$-	$-	$-

Total
Real estate:
Residential	$175	$175	$-	$178	$6
Commercial	924	924	-	929	3
Construction and land development	222	222	-	212	-
Home equity	4	4	-	5	-
Total impaired loans	$1,325	$1,325	$-	$1,324	$9

The following tables set forth information regarding troubled debt restructured loans that were restructured during the year ended December 31, 2014:

		Pre-Modification	Post- Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
	(Dollars In Thousands)
December 31, 2014:
Troubled Debt Restructurings:
Commercial and industrial	1	$439	$439
	1	$439	$439

There was one commercial loan that was modified as a troubled debt restructuring during the year ended December 31, 2014. The loan, with a recorded investment of $439,000, had its payment temporarily reduced as part of the modification. The loan was individually evaluated for impairment as of December 31, 2014 and it was determined that a $6,000 specific allowance allocation was required. The loan was on nonaccrual status as of December 31, 2014.

There were no loans modified as a troubled debt restructure during the year ended December 31, 2014 that subsequently defaulted.

There were no loans modified as a troubled debt restructure during the year ended December 31, 2013.

As of December 31, 2014 and 2013, there were no commitments to lend additional funds to borrowers whose loans were modified in a troubled debt restructuring.

The balance of mortgage servicing rights included in other assets at December 31, 2014 and 2013 was $1,577,000 and $1,414,000, respectively. Mortgage servicing rights of $531,000 and $925,000 were capitalized in 2014 and 2013, respectively. Amortization of mortgage servicing rights was $401,000 in 2014 and $300,000 in 2013. The fair value of these rights was $2,049,000 and $1,671,000 as of December 31, 2014 and 2013, respectively.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2014	2013
	(In Thousands)
Balance, beginning of year	$42	$9
Additions	5	86
Reductions	(38)	(53)
Balance, end of year	$9	$42

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $176,579,000 and $147,955,000 as of December 31, 2014 and 2013, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2014	2013
	(In Thousands)
Leasehold improvements	$1,389	$1,370
Furniture and equipment	3,105	2,968
	4,494	4,338
Accumulated depreciation and amortization	(3,034)	(2,720)
	$1,460	$1,618

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2014 and 2013 was $26,650,000 and $29,703,000, respectively.

The aggregate amount of time deposit accounts in denominations that meet or exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit (currently $250,000) at December 31, 2014 was $11,160,000.

For time deposits as of December 31, 2014, the scheduled maturities for years ended December 31 are:

(In Thousands)
2015	$41,354
2016	9,623
2017	5,003
2018	3,063
2019	2,603
Total	$61,646

As of December 31, 2014, the Bank had one depositor with total deposits of $22,497,000, or 6.32% of the Company’s total deposits.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio. The securities which were sold have been accounted for not as sales but as borrowings. The securities consisted of debt securities issued by U.S. government sponsored enterprises, corporations and agencies and states and municipalities. The securities were held in safekeeping by the Federal Home Loan Bank and Merrill Lynch, under the control of the Company. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. The agreements mature generally within three months from date of issue.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB). There were $17,500,000 in FHLB advances outstanding as of December 31, 2014. All advances outstanding at December 31, 2014 mature in January 2015. The weighted average interest rate on these borrowings is 0.23%.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

The Company has a line of credit with the FHLB in the amount of $1,525,000 at December 31, 2014 and 2013. At December 31, 2014 and 2013, there were no advances outstanding under this line of credit.

NOTE 9 - INCOME TAXES

The components of income tax (benefit) expense are as follows for the years ended December 31:

	2014	2013
	(In Thousands)
Current:
Federal	$181	$(72)
State	2	1
	183	(71)

Deferred:
Federal	(187)	205
State	-	-
	(187)	205
Total income tax (benefit) expense	$(4)	$134

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2014	2013
	% of	% of
	Income	Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Tax-exempt income	(38.0)	(23.2)
Other	3.5	(0.2)
Effective tax rates	(0.5)%	10.6%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2014	2013
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$816	$800
Deferred compensation	243	220
Impairment of operating lease	9	24
Write-down of securities	10	10
Write-down of OREO	17	-
Restricted stock awards	7	16
Charitable contribution carryover	120	93
Other	123	80
Alternative minimum tax carryforward	634	413
Net unrealized holding loss on available-for-sale securities	-	853
Gross deferred tax assets	1,979	2,509

Deferred tax liabilities:
Depreciation	(307)	(250)
Deferred loan costs/fees	(437)	(413)
Mortgage servicing rights	(536)	(481)
Net unrealized holding gain on available-for-sale securities	(12)	-
Gross deferred tax liabilities	(1,292)	(1,144)
Net deferred tax asset	$687	$1,365

Deferred tax assets as of December 31, 2014 and 2013 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2014, the Company had no operating loss carryovers for income tax purposes.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31, 2014 and 2013, there were no material uncertain tax positions related to federal and state income tax matters. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2011 through December 31, 2014.

In January of 2011, the Bank formed a subsidiary Passive Investment Company (PIC). Under State of Connecticut statutes, such a company is not subject to Connecticut corporation business taxes. Provided that the Bank meets the mandated statutory requirements, the Company’s Connecticut corporation business taxes should be significantly reduced or eliminated.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2014 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between July 2015 and June 2020. Certain leases contain renewal options. The cost of such renewals is not included below. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2014:

(In Thousands)
2015	$912
2016	685
2017	642
2018	634
2019	577
Thereafter	393
Total	$3,843

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index. Total rental expense amounted to $935,000 and $708,000 for the years ended December 31, 2014 and 2013, respectively.

On November 28, 2008, the Company entered into an agreement with its data processing servicer which ends in five years, and automatically continues for three years, unless terminated by either party with notice. A second amendment to this November 2008 agreement was signed between the parties on June 27, 2013 that extends the renewal term through April 19, 2019, an extension of the first renewal term for sixty (60) months. Under the agreement, the Company must pay a termination fee as described in the agreement if the Company terminates the agreement with notice, before the end of this extended agreement.

NOTE 11 - FAIR VALUE MEASUREMENTS

ASC 820-10, “Fair Value Measurement - Overall,” provides a framework for measuring fair value under generally accepted accounting principles. This guidance also allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

In accordance with ASC 820-10, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company did not have any significant transfers of assets between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2014.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for December 31, 2014 and 2013.

The Company’s investment in obligations of states and municipalities, mortgage-backed securities and other debt securities available-for-sale are generally classified within Level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information, and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes Level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party. For Level 3 inputs, fair values are based on management estimates.

Other real estate owned values are estimated using Level 2 inputs based upon appraisals of similar properties obtained from a third party. For Level 3 inputs, fair values are based on management estimates.

The following summarizes assets measured at fair value as of December 31:

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2014:
Debt securities issued by U.S. government corporations and agencies	$18,064	$-	$18,064	$-
Obligations of states and municipalities	16,599	-	16,599	-
Mortgage-backed securities	48,668	-	48,668	-
SBA loan pools	474	-	474	-
Totals	$83,805	$-	$83,805	$-

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)
December 31, 2013:
Debt securities issued by U.S. government corporations and agencies	$18,247	$-	$18,247	$-
Obligations of states and municipalities	13,973	-	13,973	-
Mortgage-backed securities	54,568	-	54,568	-
SBA loan pools	661	-	661	-
Totals	$87,449	$-	$87,449	$-

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, at December 31, 2014, for which a nonrecurring change in fair value has been recorded:

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
	(In Thousands)

December 31, 2014:
Impaired loans	$433	$-	$-	$433
Other real estate owned	105	-	-	105
Totals	$538	$-	$-	$538

The estimated fair values of the Company’s financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	December 31, 2014
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$19,820	$19,820	$-	$-	$19,820
Available-for-sale securities	83,805	-	83,805	-	83,805
Federal Home Loan Bank stock	1,801	1,801	-	-	1,801
Loans held-for-sale	5,374	-	-	5,499	5,499
Loans, net	283,381	-	-	285,832	285,832
Accrued interest receivable	1,095	1,095	-	-	1,095

Financial liabilities:
Deposits	356,065	-	356,353	-	356,353
Securities sold under agreements to repurchase	3,921	-	3,921	-	3,921
Federal Home Loan Bank advances	17,500	-	17,500	-	17,500

	December 31, 2013
	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	(In Thousands)
Financial assets:
Cash and cash equivalents	$38,590	$38,590	$-	$-	$38,590
Available-for-sale securities	87,449	-	87,449	-	87,449
Federal Home Loan Bank stock	2,196	2,196	-	-	2,196
Loans held-for-sale	2,861	-	-	2,909	2,909
Loans, net	276,875	-	-	277,539	277,539
Accrued interest receivable	1,074	1,074	-	-	1,074

Financial liabilities:
Deposits	358,504	-	358,961	-	358,961
Securities sold under agreements to repurchase	4,390	-	4,390	-	4,390
Federal Home Loan Bank advances	30,000	-	30,000	-	30,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2014 and 2013, the maximum potential amount of the Company’s obligation was $1,888,000 and $857,000, respectively for financial and standby letters of credit. The Company’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

Notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of
December 31:

	2014	2013
	(In Thousands)
Commitments to originate loans	$17,151	$10,488
Standby letters of credit	1,888	857
Unadvanced portions of loans:
Construction loans	6,960	5,456
Commercial lines of credit	17,394	14,265
Consumer	677	677
Home equity lines of credit	45,005	40,075
	$89,075	$71,818

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2014. Total loans to such persons and their companies amounted to $4,348,000 as of December 31, 2014. During the year ended December 31, 2014, principal payments totaled $375,000 and advances amounted to $86,000.

Deposits from related parties held by the Company as of December 31, 2014 and 2013 amounted to $6,625,000 and $6,076,000, respectively.

During 2014 and 2013, the Company paid $90,000 and $63,000, respectively, for rent and related expenses of the Company’s Granby branch office to a company of which a bank director is a principal. The rent expense for the Granby branch included in Note 10 amounted to $65,000 in 2014 and $43,000 in 2013.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the stockholders’ equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).

The components of other comprehensive income (loss), included in stockholders’ equity, are as follows during the years ended December 31:

	2014	2013
	(In Thousands)
Net unrealized holding gain (loss) on available-for-sale securities	$2,684	$(4,108)
Reclassification adjustment for realized gains in net income (1)	(142)	(109)
Other comprehensive income (loss) before income tax effect	2,542	(4,217)
Income tax (expense) benefit	(865)	1,434
Other comprehensive income (loss), net of tax	$1,677	$(2,783)

(1) Reclassification adjustments include realized securities gains and losses and writedowns of securities. The gains and losses have been reclassified out of other comprehensive income (loss) and affect certain captions in the consolidated statements of income as follows; the pre-tax amount is reflected in writedowns and gain on sales of investments; the tax effect is included in income tax (benefit) expense; and the after tax amount is included in net income.

Accumulated other comprehensive income (loss) as of December 31, 2014 and 2013 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2014, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank’s actual capital amounts and ratios are also presented in the table.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In Thousands)
As of December 31, 2014:
Total Capital (to Risk Weighted Assets)	$31,675	12.80%	$19,791	8.0%	$24,739	10.0%
Tier 1 Capital (to Risk Weighted Assets)	28,914	11.69	9,895	4.0	14,843	6.0
Tier 1 Capital (to Average Assets)	28,914	7.17	16,137	4.0	20,171	5.0

As of December 31, 2013:
Total Capital (to Risk Weighted Assets)	31,433	13.08	19,227	8.0	24,033	10.0
Tier 1 Capital (to Risk Weighted Assets)	28,641	11.92	9,613	4.0	14,420	6.0
Tier 1 Capital (to Average Assets)	28,641	7.09	16,150	4.0	20,188	5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefor. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years. As of December 31, 2014, the Bank is restricted from declaring dividends to the Company in an amount greater than $2,730,000.

Basel III:

On July 2, 2013, the Federal Reserve Bank (FRB) approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. On July 9, 2013, the FDIC also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. On April 8, 2014, the FDIC adopted as final its interim final rule, which is identical in substance to the final rules issued by the FRB in July 2013. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 capital risk-weighted assets minimum ratio of 4.5%, raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0%, require a minimum ratio of Total capital to risk-weighted assets of 8.0%, and require a minimum Tier 1 leverage ratio of 4.0%. A new capital conservation buffer, comprised of common equity Tier 1 capital, is also established above the regulatory minimum capital requirements. This capital conservation buffer will be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increase each subsequent year by an additional 0.625% until reaching its final level of 2.5% on January 1, 2019. Strict eligibility criteria for regulatory capital instruments were also implemented under the final rules.

The phase-in period for the final rules will begin for the Bank on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule and should be fully phased-in by January 1, 2019. Management believes that the Bank’s capital levels will remain characterized as “well-capitalized” under the new rules.

NOTE 17 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan. Employees who are 21 years of age and employed on the plan's effective date are immediately eligible to participate in the plan. Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations. The Company's matching contribution will be determined at the beginning of the plan year. The Company's expense under this plan was $74,000 in 2014 and $125,000 in 2013.

The Company entered into Supplemental Executive Retirement Agreements with current and former executive officers. The agreements require the payment of specified benefits upon retirement over specified periods as described in each agreement. The total liability for the agreements included in other liabilities was $715,000 at December 31, 2014 and $648,000 at December 31, 2013. Expenses under these agreements amounted to $101,000 and $142,000, respectively, for the years ended December 31, 2014 and 2013. Payments made under the agreements were $34,000 and $27,000, respectively for each of the years ended December 31, 2014 and 2013.

The Company entered into employment agreements (the “Agreements”) with the Executive Officers of the Company. The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements, and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional two years. The agreements also include provisions to accelerate vesting for stock option plans; or for additional credit for years of service under benefit plans.

NOTE 18 - STOCK BASED COMPENSATION PLANS

The SBT Bancorp, Inc. 1998 Stock Plan (“1998 Plan”) provided for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company. Options granted under the 1998 Plan may have been either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options (“NQOs”) which do not qualify as ISOs. Effective March 17, 2009, no additional restricted stock awards or stock options may be granted under the 1998 Plan.

On May 10, 2011, the stockholders of SBT Bancorp, Inc. approved the SBT Bancorp, Inc. 2011 Stock Award and Option Plan (“2011 Plan”). The 2011 Plan provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 100,000 shares of common stock of the Company. Options granted under the 2011 Plan may be either Incentive Stock Options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code or non-qualified options (“NQOs”) which do not qualify as ISOs.

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant. All options must expire no later than ten years from the date of grant.

During 2014 and 2013, the Company granted 1,934 shares and 10,000 shares, respectively, of restricted stock with an award value of $42,000 and $234,000, respectively, or $21.50 and $23.40 per share, respectively. The restricted shares vest over a three year period. During 2014 and 2013, the Company recognized compensation expense related to the restricted shares awarded in the amounts of $145,000 and $156,000, respectively. The recognized tax benefit related to this expense was $49,000 in 2014 and $53,000 in 2013.

A summary of the status of the restricted stock awards as of December 31 and changes during the years ending on that date is presented below:

	2014		2013
		Weighted-Average		Weighted-Average
	Number of	Grant	Number of	Grant
Fixed Options	Shares	Price	Shares	Price
Non-vested restricted stock awards at beginning of year	19,524	$22.95	18,042	$22.29
Restricted shares granted	1,934	21.50	10,000	23.39
Shares vested	(7,756)	23.08	(6,536)	21.88
Shares forfeited	(3,910)	23.09	(1,982)	22.62
Non-vested restricted stock awards at end of year	9,792	$23.00	19,524	$22.95

As of December 31, 2014, the unrecognized share-based compensation expense related to the non-vested restricted stock awards was $207,000. This amount is expected to be recognized over a weighted average period of 1.7 years.

The Company did not grant any stock options in 2014 and 2013.

A summary of the status of the Company’s stock option plan as of December 31 and changes during the years ending on that date is presented below:

	2014		2013
		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	31,500	$30.67	31,500	$30.67
Forfeited	(10,500)	29.00	-	-
Outstanding at end of year	21,000	31.50	31,500	30.67

Options exercisable at year-end	21,000	$31.50	31,500	$30.67
Weighted-average fair value of options granted during the year	N/A		N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 2014:

Options Outstanding and Exercisable
		Weighted-Average
		Remaining
Exercise Price	Number Outstanding	Contractual Life (in years)	Number Exercisable	Exercise Price
31.50	21,000	0.97	21,000	$31.50

As of December 31, 2014, compensation costs related to stock options granted under the Plans have been fully recognized. There were no shares that vested during the years ended December 31, 2014 and 2013.

NOTE 19 - EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income available to common stockholders are as follows:

	2014	2013
	(In Thousands, Except Share Data)
Basic earnings per share computation:
Net income	$805	$1,135
Preferred stock net accretion	(12)	(12)
Cumulative preferred stock dividends	(90)	(94)
Net income available to common shareholders	$703	$1,029

Weighted average shares outstanding, basic	880,618	872,411

Basic earnings per share	$0.80	$1.18

Diluted earnings per share computation:
Net income	$805	$1,135
Preferred stock net accretion	(12)	(12)
Cumulative preferred stock dividends	(90)	(94)
Net income available to common shareholders	$703	$1,029

Weighted average shares outstanding, before dilution	880,618	872,411
Dilutive potential shares	4,415	4,576
Weighted average shares outstanding, assuming dilution	885,033	876,987

Diluted earnings per share	$0.79	$1.17

NOTE 20 - PREFERRED STOCK

On August 11, 2011, as part of the United States Department of the Treasury (the “Treasury”) Small Business Lending Fund program (the “SBLF”), the Company entered into a Small Business Lending Fund – Securities Purchase Agreement (the “Purchase Agreement”) with the Secretary of the Treasury (the “Secretary”), pursuant to which the Company agreed to issue and sell, and the Secretary agreed to purchase, 9,000 shares of the Company’s Senior Non-cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share (the “SBLF Preferred Stock”), for a purchase price of $9,000,000. The SBLF Preferred Stock was issued pursuant to the SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small business by providing capital to qualified community banks with assets of less than $10 billion.

The transaction described above closed on August 11, 2011. The SBLF Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company.

The SBLF Preferred Stock qualifies as Tier 1 capital and will pay non-cumulative dividends quarterly on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement). Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, at December 31, 2014, the dividend rate payable by the Company on the Series C Preferred Stock is 1.00%. For the second through ninth calendar quarters, the dividend rate may be adjusted between one percent (1%) and five percent (5%) per annum to reflect the amount of change in the Bank’s level of QSBL. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10% then the dividend rate payable on the SBLF Preferred Stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors.

The SBLF Preferred Stock may be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of the Federal Deposit Insurance Corporation.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Certificate of Amendment to the Certificate of Incorporation of the Company fixing the designations, preferences, limitations and relative rights of the SBLF Preferred Stock, excluding any subsequent net charge-offs and any redemption of the SBLF Preferred Stock (the “Tier 1 Dividend Threshold”). The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

NOTE 21 - LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 23 - SUBSEQUENT EVENTS

On February 20, 2015, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.14 per share on the Company’s common stock. The dividend is payable on March 13, 2015 to shareholders of record as of March 2, 2015.

Until November 30, 2015, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SBT Bancorp, Inc.

400,000 Shares

Common Stock

PROSPECTUS

November 5, 2015

Neither we nor the underwriter has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.